


11006164



Great Southern Bancorp, Inc.

2010 ANNUAL REPORT FOR SHAREHOLDERS




APR 0 7 2011



A PLACE OF STRENGTH



ANNUAL MEETING

The 22nd Annual Meeting of Shareholders will be held at 10:00 a.m. CDT on Wednesday, May 11, 2011, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.



CORPORATE PROFILE

Great Southern Bank was founded in 1923 with a $5,000 investment, four employees and 936 customers. Today, it has grown to $3.4 billion in total assets, with nearly 1,100 dedicated associates serving over 223,000 customers.

Headquartered in Springfield, Mo., the Company operates 75 retail banking centers in Missouri, Arkansas, Kansas, Iowa and Nebraska. Great Southern offers one-stop shopping with a comprehensive line-up of financial products and services. With the understanding that convenient access to banking services is a top priority, customers can access the bank when, where and how they prefer, whether it's through a banking center that will have the longest banking hours in town, through an ATM, by telephone or through the Internet. Beyond traditional banking services, customers can also look to Great Southern for help with investment, insurance and travel services.

Great Southern Bancorp, Inc., the holding company for Great Southern Bank, is a public company and its common stock (ticker: GSBC) is listed on the NASDAQ Global Select Stock Exchange.

CORPORATE MISSION

The Company's mission is to build winning relationships with our customers, associates, shareholders and communities. We carry out our mission through our core values of teamwork, mutual respect, doing what's right and uncompromising ethical standards.

We are deeply committed to our relationships with our four constituencies.

We build winning relationships with our customers and help them make their lives better and easier with our products and services.

We build winning relationships with our associates, who have chosen our company to share their skills and talents and who deserve the opportunity to reach their full potential.

We build winning relationships with our shareholders, who have entrusted us with their wealth and financial future, and with our communities, upon which our company's strength, prosperity and future rest.

STOCK INFORMATION

The Company's Common Stock is listed on The NASDAQ Global Select Market under the symbol "GSBC".

As of December 31, 2010, there were 13,454,000 total shares of common stock outstanding and approximately 2,300 shareholders of record.

The last sale price of the Company's Common Stock on December 31, 2010 was $23.59.

HIGH/LOW STOCK PRICE	Year Ended December 31, 2010		Year Ended December 31, 2009	
	HIGH	LOW	HIGH	LOW
First Quarter	$24.50	$20.35	$15.26	$9.04
Second Quarter	26.32	20.30	22.96	13.16
Third Quarter	22.22	19.37	24.47	18.33
Fourth Quarter	24.60	21.05	24.60	20.68

DIVIDEND DECLARATIONS	Year Ended December 31, 2010	Year Ended December 31, 2009
First Quarter	$.180	$.180
Second Quarter	.180	.180
Third Quarter	.180	.180
Fourth Quarter	.180	.180

GENERAL INFORMATION

CORPORATE HEADQUARTERS

1451 E. Battlefield
Springfield, MO 65804
(800) 749-7113

MAILING ADDRESS

P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT

For details on the automatic reinvestment of dividends in common stock of the Company call:
(800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

FORM 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's website at www.greatsouthernbank.com
or without charge by request to:

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS

Teresa Chasteen-Calhoun
or Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

AUDITORS

BKD, LLP
P.O. Box 1190
Springfield, MO 65801- 1190

LEGAL COUNSEL

Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

A PLACE OF STRENGTH

To our shareholders

Just three years ago, as the magnitude of the financial crisis was becoming more evident, our Company resolved that we would emerge from the economic downturn a stronger and more capable company – a place of strength. Great Southern has long operated from places of strength: our people – the best in the business, our 88-year history, our strong customer relationships, our diverse markets, and our solid financial position. Perhaps one of our greatest strengths is our belief that we can always find ways to be a better and stronger company. Today, with the fast pace of our industry and how quickly things can change, this attitude of continual improvement is a must.

While the negative economic cycle is not yet behind us and more uncertainty is likely on the horizon, we believe we are succeeding in coming through this cycle in a position of greater strength. Getting to where we are today didn't happen by chance. Back in 2008, we knew we could not alter the economy, but we could control how we responded to it and what actions we would need to take to manage through the most serious financial crisis since the Great Depression. Our efforts and financial strength enabled us to change the course of our Company. Operating from a place of strength can create extraordinary opportunities. The most significant change came in 2009 with two FDIC-assisted acquisitions. These two acquisitions, along with de novo growth in new markets, began a dramatic change in the profile of our Company. In a short period of time, we grew from a company with business prospects primarily in Springfield and southwest Missouri to a company with the opportunity to also serve customers in other parts of Missouri and four other states including markets in Des Moines and Sioux City, Iowa; St. Louis; Kansas City; Omaha, Neb.; and Rogers, Ark., located in the Northwest Arkansas region.

2010 Results

Overall, we are pleased with the progress we made in 2010, but there's more work to be done in managing problem assets and containing operational expenses. We developed new and deepened existing customer relationships, posted a profit in all four quarters, and ended the year with stronger capital levels than in 2009. Considerable time was spent on further integrating the two FDIC-assisted acquisitions while we maintained our focus on serving and meeting the needs of our customers.

Much of the credit for a successful 2010 goes to our talented and dedicated team of nearly 1,100 associates. Day-in and day-out, our associates are fulfilling our mission to build winning relationships with our customers, our shareholders, our communities and each other. We are extremely proud of the team we have assembled.



Joseph W. Turner
President and Chief Executive Officer

William V. Turner
Chairman of the Board



The Company ended the year with assets of $3.4 billion. Total stockholders' equity was $304.0 million (8.9% of total assets). Common stockholders' equity was $247.5 million (7.3% of total assets), equivalent to a book value of $18.40 per common share. Net income available to common shareholders was $20.5 million, or $1.46 per diluted common share. Common shareholders received a total dividend of $.72 per common share in 2010. We're pleased that we have paid 84 consecutive quarterly dividends to common shareholders since 1990.

The capital position of the Company continued to grow in 2010, significantly exceeding the "well capitalized" thresholds established by regulators. The Company's capital ratios increased during the year primarily due to growth in equity and lower total and risk-weighted assets.

As expected, we experienced a reduction in our overall loan portfolio in 2010. Total gross loans, including FDIC-covered loans, decreased $204.0 million, or 9.6%, from the end of 2009. Contributing to the decline in total gross loans were significant decreases in the FDIC-covered loan portfolios. The Company's loan portfolio excluding FDIC-covered loans was down $69.4 million, or 4.1%, from Dec. 31, 2009, mainly due to decreases in construction loans. While loan demand was weak throughout 2010, we saw some increased activity in single-family residential loans and commercial real estate loans, especially towards the end of 2010.

Credit quality and the resolution of non-performing assets were a priority in 2010. Non-performing assets were elevated in 2010, but at manageable levels. Non-performing assets excluding FDIC-covered non-performing assets at Dec. 31, 2010, were $78.3 million, an increase of $13.3 million from Dec. 31, 2009. Non-performing loans were $29.4 million and foreclosed assets were $48.9 million at Dec. 31, 2010, as compared to $26.5 million and $38.5 million, respectively, at the end of 2009. At Dec. 31, 2010, the Company's allowance for loan losses was $41.5 million, an increase of $1.4 million from Dec. 31, 2009. The allowance for loan losses as a percentage of total loans, excluding FDIC-covered loans, was 2.48% at Dec. 31, 2010, as compared to 2.35% at Dec. 31, 2009.

What may be the most compelling story of 2010 was our impressive core deposit growth. While total deposits declined $118.1 million, or 4.4%, from Dec. 31, 2009, the decline was mainly due to a managed decrease in higher-cost CDARS deposits and brokered certificates of deposit totaling $317.5 million. Offsetting this decline was an increase in checking account deposits of $216.5 million from the end of 2009. Throughout 2010, the Company's deposit mix continued a favorable



Five Year Cumulative Total Return*
Great Southern Bancorp
NASDAQ Financial
NASDAQ Composite
$ 160
140
120
100
80
60
40
20
0
$102.33
DEC 05
DEC 06
DEC 07
DEC 08
DEC 09
DEC 10

* The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the NASDAQ U.S. Stock Index and the NASDAQ Financial Stocks Index for the period from December 31, 2005 through December 31, 2010. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2005 and that all dividends were reinvested.



Net Income** $1.46
(per share of common stock)
1.6
1.2
0.8
0.4
0.0
JUN '90†
JUN '95
DEC '00
DEC '05
DEC '10

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in Dec. 1989).



shift to lower cost core funding with transaction accounts making up 49.9% of the deposit portfolio and retail certificates of deposit making up 36.1% of the portfolio as compared to 39.8% and 37.1%, respectively, at the end of 2009.

Adding to our Strength

In 2010, we opened three banking centers as part of our long-term strategy to open two to three banking centers a year as market conditions warrant. In May 2010, our first Northwest Arkansas banking center was opened in Rogers, Ark. In September 2010, a banking center was opened in Des Peres, Mo., marking the second banking center location in the St. Louis metro area. Finally, in December 2010, we opened a banking center in Forsyth, Mo., adding to the four banking centers that we operate in the Branson/Tri-Lakes area. Great Southern Travel, a subsidiary of Great Southern Bank, acquired two agencies in 2010 – one in Olathe, Kan., and the other in West Des Moines, Iowa.

Significant Events in the Banking Industry in 2010

A recap of 2010 would be incomplete without at least a summary of the avalanche of new, transformative regulations affecting the banking industry. While our earnings will likely be negatively impacted by many of these actions, we are prepared to address the challenges that lie ahead.

New overdraft regulations on ATM and certain debit card transactions went into effect for new and existing customers in the third quarter of 2010. The regulations prohibit banks from processing one-time debit card and ATM transactions and charging an overdraft fee in accounts that lack sufficient funds unless the customer has "opted in" to the Company's overdraft service. A significant number of customers chose to continue their overdraft coverage with us; however, revenue from overdraft fees has been adversely affected.

On July 21, 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over the next several years, making it difficult to anticipate the overall financial impact on the financial services industry and the Company.

New capital proposals were another focal point of financial reform for 2010. Both the Dodd-Frank Act and Basel III (an international capital standard proposed by the Basel Committee on Banking Supervision) include provisions to establish future guidelines regarding the minimum amounts and types of capital we may be required to maintain.



Total Assets
in billions
$3.41
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '10
Total Deposits
in billions
$2.60
2.5
2.0
1.5
1.0
0.5
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '10
Total Loans
in billions
$1.90
1.8
1.5
1.2
0.9
0.6
0.3
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '10
Total Capital
in millions
$304
300
250
200
150
100
50
0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '10

** All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.



2011 and Beyond – Building on Our Strengths

We expect that 2011 will bring both opportunities and challenges. There are some signs pointing to an economic recovery; however, uncertainty continues in the economy and we anticipate that it will take some time before we see meaningful sustained economic growth. We are poised to respond to opportunities that may be presented and we are up to the challenges we'll face in 2011.

Our strategic direction for 2011 is basic and fundamental. We'll work as hard as ever as a united team across all business lines to attract new customers and deepen relationships with our current customers. Customer preferences and expectations continue to evolve and we will work to ensure that our products and service meet or exceed their changing needs. Headwinds to revenue growth caused by weak loan demand and regulatory pressures will place a premium on efficiency and expense containment. We will continue to aggressively work to reduce our problem assets. We'll also focus on net interest margin improvement through disciplined asset/liability management. Of course, capital and liquidity management will also remain top of mind.

Several initiatives and projects are about to begin or are already in progress at the time of this writing. In February 2011, the Great Southern Residential Lending team moved to a stand-alone building in south Springfield. The facility, named the Great Southern Home Loan Center, now houses our residential lending originators and support staff. The Home Loan Center creates greater visibility for the lending team and provides needed space in light of the Company's recent market area expansion and anticipated growth in our five-state region.

In 2011, the Company plans to open two to three banking centers as a part of our long-term strategy. Two locations for banking centers have been selected and approved. The first banking center is located in Clayton, Mo., a major business center of metro St. Louis and the seat of St. Louis County. The banking center is expected to open in May 2011. The Company's Creve Coeur loan production office will also relocate to this location.

The second location is in Springfield, Mo. The Company is constructing a new full-service banking center on South Campbell Avenue in southwest Springfield. The banking center will replace a current office, which is less than a mile from the new site. The new, larger office will offer better access for customers and is expected to open during the third quarter of 2011.

Expansion of the Company's Operation Center in Springfield was completed at the end of the March 2011 quarter. A 20,000 sq. ft. addition was constructed to accommodate the Company's growth and provide for potential future growth.

At the time of this writing, the Company is considering participation in the U.S. Treasury's Small Business Lending Fund (SBLF). Enacted into law in 2010 as part of the Small Business Jobs Act, the SBLF is a $30 billion fund designed to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. The SBLF provides an option for Great Southern to refinance the preferred stock issued to the Treasury through the Capital Purchase Program (see related Company filings). If Capital Purchase Program funds were transferred to the SBLF, the 5% Capital Purchase Program dividend rate could potentially be reduced for a period of time, depending on the level of small business lending. Great Southern submitted an application to participate; however, there is no obligation to participate upon acceptance. More information about SBLF can be found on the U.S. Treasury's website, www.treasury.gov.

No doubt, 2011 will be a challenging year. Challenges are a constant and how a company deals with challenges is a great determinant of ultimate success. Our strong foundation of doing what is right for our shareholders, our customers, our associates and our communities is at the center of how we go about dealing with daily challenges.

As we stated earlier, we resolved three years ago to emerge from the financial crisis in a position of considerable strength with high levels of capital and liquidity. We are achieving this objective, but still have progress to make. Operating from such a place of strength will present many opportunities for our Company.

Our greatest strength of course is



our team of associates. Our confidence in the future is grounded on the belief in our team of associates and their ability to get the job done for our customers. We thank each and every associate for their hard work and commitment to serve our customers and communities.

We would also like to thank our customers. We understand that you have plenty of choices for your banking business. We will strive to deliver the best products with exceptional service when, how and where you desire. Your trust and confidence are greatly appreciated.

To the Great Southern Board of Directors, we appreciate your guidance and wisdom throughout 2010. Your knowledge, management expertise and thoughtful questions and advice guided us well. A special welcome to Grant Haden, who joined our Board in September 2010.

And finally, we thank our shareholders for their investment and continued long-term support. Our commitment to provide a superior long-term return on your investment and to keep your interests in mind as we go about our daily work is unwavering.

As always, we welcome your thoughts and suggestions.

Sincerely,

William V. Turner

Joseph W. Turner

SELECTED CONSOLIDATED FINANCIAL DATA

	December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Summary Statement of Condition Information:			(Dollars in thousands)		
Assets	$3,411,505	$3,641,119	$2,659,923	$2,431,732	$2,240,308
Loans receivable, net	1,899,386	2,091,394	1,721,691	1,820,111	1,674,618
Allowance for loan losses	41,487	40,101	29,163	25,459	26,258
Available-for-sale securities	769,546	764,291	647,678	425,028	344,192
Foreclosed assets held for sale, net	60,262	41,660	32,659	20,399	4,768
Deposits	2,595,893	2,713,961	1,908,028	1,763,146	1,703,804
Total borrowings	495,554	591,908	500,030	461,517	325,900
Stockholders' equity (retained earnings substantially restricted)	304,009	298,908	234,087	189,871	175,578
Common stockholders' equity	247,529	242,891	178,507	189,871	175,578
Average loans receivable	2,019,361	2,028,067	1,842,002	1,774,253	1,653,162
Average total assets	3,528,043	3,403,059	2,522,004	2,340,443	2,179,192
Average deposits	2,661,164	2,483,264	1,901,096	1,784,060	1,646,370
Average stockholders' equity	309,558	274,684	183,625	185,725	165,794
Number of deposit accounts	171,278	173,842	95,784	95,908	91,470
Number of full-service offices	75	72	39	38	37

The tables on pages 5, 6 and 7 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of operations data, insofar as they relate to the years ended December 31, 2010, 2009, 2008, 2007 and 2006, are derived from our Consolidated Financial Statements, which have been audited by BKD, LLP. See Item 6. "Selected Consolidated Financial Data," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8. "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period.

SELECTED CONSOLIDATED FINANCIAL DATA

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In Thousands)				
Summary Statement of Operations Information:					
Interest income:					
Loans	$ 145,832	$ 123,463	$ 119,829	$ 142,719	$ 133,094
Investment securities and other	27,359	32,405	24,985	21,152	16,987
	173,191	155,868	144,814	163,871	150,081
Interest expense:					
Deposits	38,427	54,087	60,876	76,232	65,733
Federal Home Loan Bank advances	5,516	5,352	5,001	6,964	8,138
Short-term borrowings and repurchase agreements	3,329	6,393	5,892	7,356	5,648
Subordinated debentures issued to capital trust	578	773	1,462	1,914	1,335
	47,850	66,605	73,231	92,466	80,854
Net interest income	125,341	89,263	71,583	71,405	69,227
Provision for loan losses	35,630	35,800	52,200	5,475	5,450
Net interest income after provision for loan losses	89,711	53,463	19,383	65,930	63,777
Noninterest income:					
Commissions	8,284	6,775	8,724	9,933	9,166
Service charges and ATM fees	18,652	17,669	15,352	15,153	14,611
Net realized gains on sales of loans	3,765	2,889	1,415	1,037	944
Net realized gains (losses) on sales of available-for-sale securities	8,787	2,787	44	13	(1)
Realized impairment of available-for-sale securities	---	(4,308)	(7,386)	(1,140)	---
Late charges and fees on loans	767	672	819	962	1,567
Change in interest rate swap fair value net of change in hedged deposit fair value	---	1,184	6,981	1,632	1,498
Gain recognized on business acquisitions	---	89,795	---	---	---
Accretion (amortization) of income/expense related to business acquisition	(10,427)	2,733	---	---	---
Other income	2,124	2,588	2,195	1,829	1,847
	31,952	122,784	28,144	29,419	29,632
Noninterest expense:					
Salaries and employee benefits	44,842	40,450	31,081	30,161	28,285
Net occupancy expense	14,341	12,506	8,281	7,927	7,645
Postage	3,303	2,789	2,240	2,230	2,178
Insurance	4,562	5,716	2,223	1,473	876
Advertising	1,932	1,488	1,073	1,446	1,201
Office supplies and printing	1,522	1,195	820	879	931
Telephone	2,333	1,828	1,396	1,363	1,387
Legal, audit and other professional fees	2,867	2,778	1,739	1,247	1,127
Expense on foreclosed assets	4,914	4,959	3,431	608	119
Write-off of trust preferred securities issuance costs	---	---	---	---	783
Other operating expenses	8,288	4,486	3,422	4,373	4,275
	88,904	78,195	55,706	51,707	48,807
Income (loss) before income taxes	32,759	98,052	(8,179)	43,642	44,602
Provision (credit) for income taxes	8,894	33,005	(3,751)	14,343	13,859
Net income (loss)	$ 23,865	$ 65,047	$ (4,428)	$ 29,299	$ 30,743
Preferred stock dividends and discount accretion	$ 3,403	$ 3,353	$ 242	$ ---	$ ---
Net income (loss) available to common shareholders	$ 20,462	$ 61,694	$ (4,670)	$ 29,299	$ 30,743

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Number of shares in thousands)				
Per Common Share Data:					
Basic earnings (loss) per common share	$ 1.52	$ 4.61	$ (0.35)	$ 2.16	$ 2.24
Diluted earnings (loss) per common share	1.46	4.44	(0.35)	2.15	2.22
Cash dividends declared	0.72	0.72	0.72	0.68	0.60
Book value per common share	18.40	18.12	13.34	14.17	12.84
Average shares outstanding	13,434	13,390	13,381	13,566	13,697
Year-end actual shares outstanding	13,454	13,406	13,381	13,400	13,677
Average fully diluted shares outstanding	14,046	13,382	13,381	13,654	13,825
Earnings Performance Ratios:					
Return on average assets(1)	0.68%	1.91%	(0.18)%	1.25%	1.41%
Return on average stockholders' equity(2)	9.42	29.72	(2.47)	15.78	18.54
Non-interest income to average total assets	0.91	3.61	1.12	1.25	1.36
Non-interest expense to average total assets	2.52	2.30	2.21	2.21	2.24
Average interest rate spread(3)	3.81	2.98	2.74	2.71	2.83
Year-end interest rate spread	3.81	3.56	3.02	3.00	2.95
Net interest margin(4)	3.93	3.03	3.01	3.24	3.39
Efficiency ratio(5)	56.52	36.88	55.86	51.28	49.37
Net overhead ratio(6)	1.61	(1.31)	1.09	0.95	0.88
Common dividend pay-out ratio	42.35	15.35	N/A	31.63	27.03
Asset Quality Ratios: (8)					
Allowance for loan losses/year-end loans	2.48%	2.35%	1.66%	1.38%	1.54%
Non-performing assets/year-end loans and foreclosed assets	3.93	2.99	3.69	2.99	1.46
Allowance for loan losses/non-performing loans	141.02	151.38	87.84	71.77	129.71
Net charge-offs/average loans	2.05	1.44	2.63	0.35	0.23
Gross non-performing assets/year-end assets	2.30	1.79	2.48	2.30	1.12
Non-performing loans/year-end loans	1.52	1.24	1.90	1.92	1.19
Balance Sheet Ratios:					
Loans to deposits	73.17%	77.06%	90.23%	103.23%	98.29%
Average interest-earning assets as a percentage of average interest-bearing liabilities	108.22	102.17	108.98	112.71	114.26
Capital Ratios:					
Average common stockholders' equity to average assets	7.2%	6.4%	7.1%	7.9%	7.6%
Year-end tangible common stockholders' equity to assets	7.1	6.5	6.7	7.7	7.8
Great Southern Bancorp, Inc.:					
Tier 1 risk-based capital ratio	16.8	15.0	13.8	10.6	10.7
Total risk-based capital ratio	18.0	16.3	15.1	11.9	11.9
Tier 1 leverage ratio	9.5	8.6	10.1	9.1	9.2
Great Southern Bank:					
Tier 1 risk-based capital ratio	14.6	12.9	10.7	10.4	10.2
Total risk-based capital ratio	15.8	14.2	11.9	11.7	11.5
Tier 1 leverage ratio	8.3	7.4	7.8	9.0	8.9
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement: (7)					
Including deposit interest	1.53x	2.30x	0.88x	1.47x	1.55x
Excluding deposit interest	2.99x	6.29x	0.33x	3.69x	3.95x

(1) Net income (loss) divided by average total assets.

(2) Net income (loss) divided by average stockholders' equity.

(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(4) Net interest income divided by average interest-earning assets.

(5) Non-interest expense divided by the sum of net interest income plus non-interest income.

(6) Non-interest expense less non-interest income divided by average total assets.

(7) In computing the ratio of earnings to fixed charges and preferred stock dividend requirement: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.

(8) Excludes assets covered by FDIC loss sharing agreements.

Great Southern Leadership Team



Debbie Flowers
Director of Credit Risk Administration

Steve Mitchem*
Chief Lending Officer

Kris Conley
Director of Retail Services



Tammy Baurichter
Controller

Lin Thomason*
Director of Information Services

Joe Turner*
President and Chief Executive Officer

Bryan Tiede
Director of Risk Management



Rex Copeland*
Chief Financial Officer

Kelly Polonus
Director of Corporate Communications

Doug Marrs*
Director of Operations



Teresa Chasteen-Calhoun
Director of Marketing

Shannon Thomason
Compliance Officer

Matt Snyder
Director of Human Resources

*Denotes Executive Officer

Directors of Great Southern Bancorp, Inc. and Great Southern Bank



Back row	**Earl A. Steinert, Jr.** Board Member Co-owner, EAS Investment Enterprises, Inc./CPA	**Larry D. Frazier** Board Member Retired – Hollister, Mo.	**Grant Q. Haden** Board Member Attorney and Managing Partner, Haden, Cowherd and Bullock LLC	**Thomas J. Carlson** Board Member President, Mid America Management, Inc.
Front row	**William E. Barclay** Board Member Retired – Springfield, Mo.	**Joseph W. Turner** President and Chief Executive Officer	**William V. Turner** Chairman of the Board	**Julie T. Brown** Board Member Shareholder, Carnahan, Evans, Cantwell & Brown, P.C.

Great Southern Bancorp, Inc.
2010 Financial Information

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

When used in this Annual Report and in other filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, (i) expected cost savings, synergies and other benefits from the Company's merger and acquisition activities might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (ii) changes in economic conditions, either nationally or in the Company's market areas; (iii) fluctuations in interest rates; (iv) the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (v) the possibility of other-than-temporary impairments of securities held in the Company's securities portfolio; (vi) the Company's ability to access cost-effective funding; (vii) fluctuations in real estate values and both residential and commercial real estate market conditions; (viii) demand for loans and deposits in the Company's market areas; (ix) legislative or regulatory changes that adversely affect the Company's business, including, without limitation, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations, and the new overdraft protection regulations and customers' responses thereto; (x) monetary and fiscal policies of the Federal Reserve Board and the U.S. Government and other governmental initiatives affecting the financial services industry; (xi) results of examinations of the Company and the Bank by their regulators, including the possibility that the regulators may, among other things, require the Company to increase its allowance for loan losses or to write-down assets; (xii) the uncertainties arising from the Company's participation in the TARP Capital Purchase Program, including impacts on employee recruitment and retention and other business and practices, and uncertainties concerning the potential redemption by us of the U.S. Treasury's preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption; (xiii) costs and effects of litigation, including settlements and judgments; and (xiv) competition. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Loan Losses and Valuation of Foreclosed Assets

The Company believes that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates of, including, among others, expected default probabilities, loss once loans default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses, and general amounts for historical loss experience.

The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods. In addition, the Bank's regulators could require additional provisions for loan losses as part of their examination process. The Bank's latest annual regulatory examination was completed in December 2010.

Additional discussion of the allowance for loan losses is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, under the section titled "Item 1. Business - Allowances for Losses on Loans and Foreclosed Assets." Inherent in this process is the evaluation of individual significant credit relationships. From time to time certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may have to revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit. For the periods included in these financial statements, management's overall methodology for evaluating the allowance for loan losses has not changed significantly.

In addition, the Company considers that the determination of the valuations of foreclosed assets held for sale involves a high degree of judgment and complexity. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially from the carrying value reflected in these financial statements, resulting in losses that could adversely impact earnings in future periods.

Carrying Value of FDIC-covered Loans and Indemnification Asset

The Company considers that the determination of the carrying value of loans acquired in the March 20, 2009 and September 4, 2009, FDIC-assisted transactions and the carrying value of the related FDIC indemnification assets involve a high degree of judgment and complexity. The carrying value of the acquired loans and the FDIC indemnification assets reflect management's best ongoing estimates of the amounts to be realized on each of these assets. The Company determined initial fair value accounting estimates of the assumed assets and liabilities in accordance with FASB ASC 805 (SFAS No. 141(R), *Business Combinations*). However, the amount that the Company realizes on these assets could differ materially from the carrying value reflected in its financial statements, based upon the timing of collections on the acquired loans in future periods. Because of the loss sharing agreements with the FDIC on these assets, the Company should not incur any significant losses. To the extent the actual values realized for the acquired loans are different from the estimates, the indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC. Subsequent to the initial valuation, the Company continues to monitor identified loan pools and related loss sharing assets for changes in estimated cash flows projected for the loan pools, anticipated credit losses and changes in the accretable yield. Analysis of these variables requires significant estimates and a high degree of judgment. See Note 5 of the accompanying audited financial statements for additional information.

Goodwill and Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there is discrete financial information that is regularly reviewed. As of December 31, 2010, the Company has two reporting units to which goodwill has been allocated – the Bank and the Travel division (which is a division of a subsidiary of the Bank). If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values to those assets to their carrying values. At December 31, 2010, goodwill consisted of $379,000 at the Bank reporting unit and $876,000 at the Travel reporting unit. Other identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over periods ranging from three to seven years. At December 31, 2010, the amortizable intangible assets consisted of core deposit intangibles of $4.1 million at the Bank reporting unit and $29,000 of non-compete agreements at the Travel reporting unit. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See Note 1 of the accompanying audited financial statements for additional information.

For purposes of testing goodwill for impairment, the Company used a market approach to value its reporting units. The market approach applies a market multiple, based on observed purchase transactions for each reporting unit, to the metrics appropriate for the valuation of the operating unit. Significant judgment is applied when goodwill is assessed for impairment. This judgment may include developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables and incorporating general economic and market conditions.

Based on the Company's goodwill impairment testing, management does not believe any of its goodwill or other intangible assets are impaired as of December 31, 2010. While the Company believes no impairment existed at December 31, 2010, different conditions or assumptions used to measure fair value of reporting units, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The Company's financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, Great Southern Bank (the "Bank"), depends primarily on its net interest income, as well as provisions for loan losses and the level of non-interest income and non-interest expense. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

In the year ended December 31, 2010, Great Southern's net loans decreased $205.2 million, or 9.9%, from $2.08 billion at December 31, 2009, to $1.88 billion at December 31, 2010. A portion of the decrease in net loans was due to a $120.9 million, or 28.4%, decrease in the loan portfolios acquired through the 2009 FDIC-assisted transactions, primarily because of loan repayments. Excluding the reductions in these acquired portfolios, loans decreased by approximately $84.3 million, primarily due to a decrease in outstanding construction loans (net of the undisbursed portion) of $75.2 million, or 23.4%, and a decrease in outstanding commercial real estate loans of $32.8 million, or 5.8%. These loan types decreased due to reduced activity in the market caused by the downturn in the economy. Partially offsetting these decreases was a $18.4 million, or 12.7%, increase in other commercial loans. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face, we cannot be assured that our loan growth will match or exceed the level of increases achieved in prior years. Based upon the current lending environment and economic conditions, the Company does not expect to grow the overall loan portfolio significantly, if at all, at this time and the loan portfolio may continue to shrink due to net loan repayments. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels in the current credit and economic environments.

In addition, the level of non-performing loans and foreclosed assets may affect our net interest income and net income. While we did not have an overall high level of charge-offs on our non-performing loans prior to 2008, we generally do not accrue interest income on these loans and do not recognize interest income until the loans are repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income. We expect the loan loss provision, non-performing assets and foreclosed assets to remain elevated. In addition, expenses related to the credit resolution process could also remain elevated.

In the year ended December 31, 2010, available-for-sale securities increased $5.2 million, or 0.7%, from $764.3 million at December 31, 2009, to $769.5 million at December 31, 2010. The increase was primarily due to purchases of municipal securities and Small Business Administration (SBA) loan pools, offset by sales of virtually all of the securities (primarily mortgage-backed securities) acquired through the 2009 FDIC-assisted transactions.

Cash and cash equivalents totaled $430.0 million at December 31, 2010 compared to $444.6 million at December 31, 2009. Cash and cash equivalents increased significantly during 2009 as a result of the two FDIC-assisted transactions completed by the Company. During 2010, cash and cash equivalents remained at a higher level because of net loan repayments and lower overall loan demand.

The Company attracts deposit accounts through its retail branch network, correspondent banking and corporate services areas, and brokered deposits. The Company then utilizes these deposit funds, along with Federal Home Loan Bank (FHLBank) advances and other borrowings, to meet loan demand or otherwise fund its activities. In the year ended December 31, 2010, total deposit balances decreased $118.1 million, or 4.4%. The addition of the TeamBank and Vantus Bank core deposits during 2009 provided a relatively lower cost funding source, which allowed the Company to reduce some of its higher cost funds. Beginning in the latter quarters of 2009, the Company redeemed brokered deposits as it experienced growth in transaction deposit accounts. In addition, as retail certificates of deposit matured they were renewed or replaced with certificates of deposit with lower market rates of interest. Customer preference to transition from time deposits to transaction deposits continued into 2010 as lower-cost checking accounts increased while higher-cost CDARS accounts decreased. Interest-bearing transaction accounts increased $217.7 million and non-interest-bearing checking accounts decreased $1.2 million. Retail certificates of deposit decreased $69.7 million while total brokered deposits decreased $265.0 million. There is a high level of competition for deposits in our markets. While it is our goal to gain checking account and certificate of deposit market share in our branch footprint, we cannot be assured of this in future periods. Included in total brokered deposits at December 31, 2010 and December 31, 2009, were Great Southern Bank customer deposits totaling $218.8 million and $359.1 million, respectively, that are part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC considers these customer accounts to be brokered deposits due to the fees paid in the CDARS program.

Total brokered deposits, excluding the CDARS customer accounts discussed above, were $144.5 million at December 31, 2010, down from $273.5 million at December 31, 2009. As previously mentioned, in the latter quarters of 2009, the Company began redeeming brokered deposits, including CDARS purchased funds, as it experienced growth in transaction deposit accounts. The addition of the TeamBank and Vantus Bank deposits created additional liquidity and reduced the need for brokered deposits. No interest rate swaps were associated with the Company's brokered certificates at December 31, 2010. The majority of the Company's brokered certificates of deposit have fixed rates of interest and mature in 2011.

Our ability to fund growth in future periods may also be dependent on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create variable rate funding, if desired, which more closely matches the variable rate nature of much of our loan portfolio. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans would adversely affect our business, financial condition and results of operations.

Our net interest income may be affected positively or negatively by market interest rate changes. A large portion of our loan portfolio is tied to the "prime rate" of interest and adjusts immediately when this rate adjusts (subject to the effect of loan interest rate floors, which are discussed below). We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk"). In addition, our net interest income may be impacted by changes in the cash flows expected to be received from acquired loan pools. As described in Note 5 of the accompanying audited financial statements, the Company's evaluation of cash flows expected to be received from acquired loan pools is on-going and increases in cash flow expectations are recognized as increases in accretable yield through interest income. Decreases in cash flow expectations are recognized as impairments through the allowance for loan losses.

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. The FRB last cut interest rates on December 16, 2008. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "Great Southern prime rate" of interest at 5.00%. This does not affect a large number of customers, as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors which are provided for in individual loan documents. But for the interest rate floors, a rate cut by the FRB generally would have an anticipated immediate negative impact on the Company's net interest income due to the large total balance of loans which generally adjust immediately as the Federal Funds rate adjusts. Loans at their floor rates are subject to the risk that borrowers will seek to refinance elsewhere at the lower market rate, however. Because the Federal Funds rate is already very low, there may also be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs significantly in the current environment, although interest rates on assets may decline further. Conversely, interest rate increases would normally result in increased interest rates on our prime-based loans. The interest rate floors in effect may limit the immediate increase in interest rates on these loans, until such time as rates rise above the floors. However, the Company may have to increase rates paid on deposits to maintain deposit balances.

The negative impact of declining loan interest rates has been mitigated by the positive effects of the Company's loans which have interest rate floors. At December 31, 2010, the Company had a portfolio (excluding the loans acquired in the FDIC-assisted transactions) of prime-based loans totaling approximately $691 million with rates that change immediately with changes to the prime rate of interest. Of this total, $619 million also had interest rate floors. These floors were at varying rates, with $108 million of these loans having floor rates of 7.0% or greater and another $467 million of these loans having floor rates between 5.0% and 7.0%. In addition, there were $44 million of these loans with floor rates between 3.25% and 5.0%. At December 31, 2010, all $619 million of these loans were at their floor rates. During 2003 and 2004, the Company's loan portfolio had loans with rate floors that were much lower. However, since market interest rates were also much lower at that time, these loan rate floors went into effect and established a loan rate which was higher than the contractual rate would have otherwise been. This contributed to a loan yield for the entire portfolio which was approximately 139 and 55 basis points higher than the "prime rate of interest" at December 31, 2003 and 2004, respectively. As interest rates rose in the second half of 2004 and throughout 2005 and 2006, these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. At December 31, 2005, the loan yield for the portfolio was approximately 8 basis points higher than the "prime rate of interest," resulting in lower interest rate margins. At December 31, 2006, the loan portfolio yield was approximately 5 basis points lower than the "prime rate of interest." During the latter portion of 2007 and throughout subsequent periods, as the "prime rate of interest" decreased, the Company's loan portfolio again had loans with rate floors that went into effect and established a loan rate which was higher than the contractual rate would have otherwise been. This contributed to a loan yield for the entire portfolio which was approximately 33 basis points higher than the "prime rate of interest" at December 31, 2007. The loan yield for the portfolio increased to levels that were approximately 278, 300 and 310 basis points higher than the national "prime rate of interest" at December 31, 2010, 2009 and 2008, respectively. While interest rate floors have had an overall positive effect on the Company's results during this period, they do subject the Company to the risk that borrowers will elect to refinance their loans with other lenders. To the extent economic conditions improve, the risk that borrowers will seek to refinance their loans increases.

The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, commissions earned by our travel, insurance and investment divisions, accretion income (net of amortization) related to the FDIC-assisted acquisitions, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. In 2009, non-interest income was also affected by the gains recognized on the FDIC-assisted transactions. In 2010, increases in the cash flows expected to be collected from the FDIC-covered loan portfolios resulted in amortization (expense) recorded relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Non-interest income may also be affected by the Company's interest rate hedging activities, if the Company chooses to implement hedges.

On July 1, 2010, a federal rule went into effect that prohibits a financial institution from automatically enrolling customers in overdraft protection programs, on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service. As expected, this recent federal rule has had an adverse affect on the amount of non-interest income we generate. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, FDIC deposit insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses.

Non-interest income for 2010 decreased $90.8 million primarily as a result of the one-time initial gains recorded in 2009 of $43.9 million related to the TeamBank transaction and $45.9 million related to the Vantus Bank transaction. During the 2010 period, no such one-time gains were recorded. Other types of non-interest income such as gains on sales of securities, securities impairments in the 2009 periods, commission income, deposit account charges, changes in estimated cash flows and projected losses related to the FDIC-assisted acquisitions, also contributed to the change for the year. Details of the change in non-interest income are provided in the "Results of Operations and Comparison for the Years Ended December 31, 2010 and 2009" section of this Report.

Total non-interest expense increased in 2010 compared to 2009 due primarily to the overall increased cost of the Company's expanded operations. The 2009 FDIC-assisted transactions, along with continued internal growth through new banking centers, contributed to increased salaries and benefits and occupancy and equipment expenses in particular. In 2009, the Company opened banking centers in Creve Coeur, Mo. and Lee's Summit Mo., and in 2010, the Company opened banking centers in Rogers, Ark., De Peres, Mo. and Forsyth, Mo.

Business Initiatives

In 2010, Great Southern opened three banking centers as part of its long-term strategic plan to open two to three banking centers a year as market conditions warrant. In May 2010, the Company opened its first Northwest Arkansas banking center in Rogers, Ark. This banking center operates in the same building as the Company's loan production office and travel agency. In September 2010, a banking center was opened in Des Peres, Mo., marking the second banking center location in the St. Louis metro market. The Des Peres office complements the Creve Coeur banking center opened in 2009. Finally, in December 2010, the Company opened a banking center in Forsyth, Mo., adding to the four banking centers that operate in the Branson/Lakes area.

Great Southern Travel acquired two agencies in 2010. Pathfinder Travel and Cruises in Olathe, Kan., was acquired in July. In November, Great Southern Travel purchased Travel World in West Des Moines, Iowa. The Company also operates banking centers in both of these markets.

In 2011, the Company anticipates opening two to three banking centers as a part of its long-term strategic plan. Two locations for banking centers have been selected, with regulatory approval pending. The first banking center is located at 8235 Forsyth Boulevard in Clayton, Mo. The banking center is expected to open in April 2011. In addition, the Company's Creve Coeur loan production office plans to relocate to the same office complex in May 2011. Clayton is a major business center of metropolitan St. Louis and the seat of St. Louis County.

The second location is in Springfield, Mo. Pending regulatory approval, the Company will construct a new full-service banking center on South Campbell Avenue in Springfield. The banking center will replace a current office on South Campbell, which is less than a mile from the new site. The new, larger office will offer better access for customers and is expected to open during the third quarter of 2011.

Expansion of the Company's Operation Center in Springfield is expected to be complete during the first quarter of 2011. A 20,000 sq. ft. addition is under construction to accommodate the Company's growth and provide for potential future growth.

At the end of February 2011, the Great Southern Residential Lending team moved into a stand-alone building the Company purchased in south Springfield. The facility, named the Great Southern Home Loan Center, houses residential lending originators and support staff. The Home Loan Center creates greater visibility for the lending team and provides needed space in light of the Company's recent expansion and anticipated growth.

Effect of Federal Laws and Regulations

General. Federal legislation and regulation significantly affect the banking operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Recent Legislation Impacting the Financial Services Industry. On July 21, 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including provisions that, among other things, will provide increased consumer financial protection, amend capital requirements for financial institutions, change the assessment base for federal deposit insurance, repeal the federal prohibitions on the payment of interest on demand deposits, amend the account balance limit for federal deposit insurance protection, and increase the authority of the Federal Reserve Board.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company and the financial services industry more generally. Provisions in the legislation that affect deposit insurance assessments, and payment of interest on demand deposits could increase the costs associated with deposits. Provisions in the legislation that require revisions to the capital requirements of the Company and the Bank could require the Company and the Bank to seek additional sources of capital in the future.

In December 2010 and January 2011, the Basel Committee on Banking Supervision published the final texts of reforms on capital and liquidity generally referred to as "Basel III." Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by United States banking regulators in developing new regulations applicable to other banks in the United States, including Great Southern. For banks in the United States, among the provisions concerning capital are: (i) a minimum ratio of common equity to risk-weighted assets reaching 4.5%, plus an additional 2.5% as a capital conservation buffer, by 2019 after a phase-in period; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets reaching 6.0% by 2019 after a phase-in period; (iii) a minimum ratio of total capital to risk-weighted assets, plus the additional 2.5% capital conservation buffer, reaching 10.5% by 2019 after a phase -in period; (iv) an additional countercyclical capital buffer to be imposed by applicable national banking regulators periodically at their discretion, with advance notice; and (v) restrictions on capital distributions and discretionary bonuses applicable when capital ratios fall within the buffer zone.

Although Basel III is described as a "final text," it is subject to the resolution of certain issues and to further guidance and modification, as well as to adoption by United States banking regulators, including decisions as to whether and to what extent it will apply to United States banks that are not large, internationally active banks.

Recent Accounting Pronouncements

See Note 1 to the accompanying audited financial statements for a description of recent accounting pronouncements including the respective dates of adoption and expected effects on the Company's financial position and results of operations.

Comparison of Financial Condition at December 31, 2010 and December 31, 2009

During the year ended December 31, 2010, total assets decreased by $229.6 million to $3.4 billion. Most of the decrease was due to the repayment of loans and reductions in payments expected to be received from the FDIC through the loss sharing agreements recorded as the FDIC indemnification asset. Net loans decreased $205.2 million to $1.9 billion at December 31, 2010, due in part to a $120.9 million decrease in the acquired loan portfolios. Excluding loans covered in FDIC-assisted transactions, outstanding construction loans (net of the undisbursed portion) and commercial real estate loans decreased $75.2 million and $32.8 million, respectively. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels given the current credit and economic environments. Aside from any potential future acquisitions, of which none are currently contemplated, the Company does not expect to grow the loan portfolio significantly at this time. Related to the loans purchased in the FDIC-assisted transactions, the Company recorded an indemnification asset which represents payments expected to be received from the FDIC through loss sharing agreements. During the year ended December 31, 2010, the FDIC indemnification asset decreased $40.6 million to $100.9 million due to actual payments received from the FDIC as well as expected improved cash flows to be collected from the loan obligors, resulting in reductions in payments expected to be received from the FDIC. The expected improved cash flows are further discussed in the "Interest Income – Loans" section below. During the year ended December 31, 2010, cash and cash equivalents decreased $14.6 million but still remain historically high at $430.0 million, as liquidity was used to purchase available-for-sale securities for pledging and to allow some brokered deposits to mature without replacement. During the year ended December 31, 2010, available-for-sale securities increased $5.2 million to $769.5 million. The increase was primarily due to purchases of municipal securities and SBA loans pools. In the year ended December 31, 2010, municipal securities increased $33.1 million and SBA loan pools purchased totaled $60.9 million at December 31, 2010. The Company began purchasing SBA loan pools during 2010 for their variable interest rate characteristics and guarantee by the federal government, which makes them relatively low-risk investments. During 2010, the Company sold virtually all of the securities acquired through the 2009 FDIC-assisted transactions to eliminate securities with lower yields and blocks of smaller securities and to realize the gain positions of the securities which permanently increased common stockholders' equity. The sale of these acquired securities offset the purchases previously mentioned and was the primary reason mortgage-backed securities decreased $33.0 million, or 5.2%, and collateralized mortgage obligations decreased $44.1 million, or 85.2%, from December 31, 2009. These sales, in addition to other sales of mortgage-backed securities during 2010 resulted in gains of $8.8 million recorded in non-interest income for the year ended December 31, 2010. While there is no specifically stated goal, the available-for-sale securities portfolio has in recent periods been approximately 15% to 25% of total assets. The available-for-sale securities portfolio was 22.6% and 21.0% of total assets at December 31, 2010 and December 31, 2009, respectively. The Company expects that it may maintain a higher level of investment securities and cash and cash equivalents for the time being as excess liquidity in these uncertain times for the U.S. economy and the banking industry, subject to funding activities which are discussed below, and recognizing that this will continue to have the effect of suppressing net interest margin and net interest income. Foreclosed assets increased $18.6 million during the year ended December 31, 2010. See "Non-performing Assets – Foreclosed Assets" for additional information on the Company's foreclosed assets.

Total liabilities decreased $234.7 million from December 31, 2009 to $3.11 billion at December 31, 2010. The decrease was primarily attributable to decreases in deposits, securities sold under repurchase agreements with customers and FHLBank advances. Deposits decreased $118.1 million from December 31, 2009. Checking account balances totaled $1.30 billion at December 31, 2010, up from $1.08 billion at December 31, 2009. Interest-bearing checking accounts (mainly money market accounts) increased $217.7 million and non-interest bearing checking accounts decreased $1.2 million. Total brokered deposits (excluding CDARS customer account balances) were $144.5 million at December 31, 2010, compared to $273.5 million at December 31, 2009. CDARS purchased funds and retail certificates of deposit decreased $92.5 million and $69.7 million, respectively, from December 31, 2009. In addition, at December 31, 2010 and December 31, 2009, Great Southern Bank customer deposits totaling $218.8 million and $359.1 million, respectively, were part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC counts these deposits as brokered, but these are deposit accounts that we generate with customers in our local markets. Securities sold under reverse repurchase agreements with customers decreased $78.7 million from December 31, 2009 as these balances fluctuate over time and rates paid on these accounts decreased. FHLBank advances decreased $18.1 million from the December 31, 2009 level. The level of FHLBank advances also fluctuates depending on growth in the Company's loan portfolio and other funding needs and sources available to the Company. Most of the Company's FHLBank advances are fixed-rate advances that cannot be repaid prior to maturity without incurring significant penalties.

Total stockholders' equity increased $5.1 million from $298.9 million at December 31, 2009 to $304.0 million at December 31, 2010. The Company recorded net income of $23.9 million for the year ended December 31, 2010, common and preferred dividends declared were $12.6 million and accumulated other comprehensive income decreased $7.3 million. The decrease in accumulated other comprehensive income resulted from decreases in the fair value of the Company's available-for-sale investment securities. In addition, total stockholders' equity increased $1.1 million due to stock option exercises.

Our participation in the Capital Purchase Program ("CPP") of the U.S. Department of the Treasury (the "Treasury") currently precludes us from purchasing shares of the Company's stock without the Treasury's consent until the earlier of December 5, 2011 or our repayment of the CPP funds or the transfer by the Treasury to third parties of all of the shares of preferred stock we issued to the Treasury pursuant to the CPP. The Company has historically utilized stock buy-back programs from time to time as long as it believed that repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

Results of Operations and Comparison for the Years Ended December 31, 2010 and 2009

General

Net income decreased $41.1 million during the year ended December 31, 2010, compared to the year ended December 31, 2009. Net income was $23.9 million for the year ended December 31, 2010 compared to $65.0 million for the year ended December 31, 2009. This decrease was primarily due to a decrease in non-interest income of $90.8 million, or 74.0%, and an increase in non-interest expense of $10.7 million, or 13.7%, partially offset by an increase in net interest income of $36.1 million, or 40.4%, and a decrease in provision for income taxes of $24.1 million or 73.0%. Non-interest income for the year ended December 31, 2009 included gains recognized on business acquisitions of $89.8 million. Net income available to common shareholders was $20.5 million for the year ended December 31, 2010 compared to $61.7 million for the year ended December 31, 2009.

Total Interest Income

Total interest income increased $17.3 million, or 11.1%, during the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase was due to a $22.4 million, or 18.1%, increase in interest income on loans, offset in part by a $5.0 million, or 15.6%, decrease in interest income on investments and other interest-earning assets. Interest income on loans increased primarily due to increases in expected cash flows to be received from the FDIC-acquired loan pools and the resulting adjustments to accretable yield as discussed below in "Interest Income – Loans" and in Note 5 of the Notes to Consolidated Financial Statements. Interest income from investment securities and other interest-earning assets decreased due to lower average rates of interest, partially offset by higher average balances. The lower average investment yields were primarily a result of lower yields on mortgage-backed securities as interest rates reset downward. Prepayments on the mortgages underlying these securities resulted in amortization of premiums which also reduced yields. An increase in the amount of SBA loan pools held, which earn lower average rates than the overall securities portfolio, contributed to lower investment yields as well. SBA loan pools are held for their variable interest rate characteristics and guarantee by the federal government, which makes them relatively low-risk investments.

Interest Income - Loans

During the year ended December 31, 2010 compared to the year ended December 31, 2009, interest income on loans increased due to higher average interest rates, partially offset by slightly lower average balances. Interest income increased $22.9 million as the result of higher average interest rates on loans. The average yield on loans increased from 6.09% during the year ended December 31, 2009 to 7.22% during the year ended December 31, 2010. This increase was due to additional yield accretion recognized in conjunction with the fair value of the loan pools acquired in the 2009 FDIC-assisted transactions. On an on-going basis the Company estimates the cash flows expected to be collected from the acquired loan pools. This cash flows estimate increased during the third and fourth quarters of 2010 based on the payment histories and reduced loss expectations of the loan pools, resulting in a total of $58.9 million of adjustments to be spread on a level-yield basis over the remaining expected lives of the loan pools. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Therefore, the expected indemnification assets were also reduced during the third and fourth quarters of 2010 resulting in a total of $51.9 million of adjustments to be amortized on a comparable basis over the remainder of the loss sharing agreements or the remaining expected life of the loan pools, whichever is shorter. The adjustments increased interest income by $19.5 million and decreased non-interest income by $17.1 million during the year ended December 31, 2010, for a net impact of $2.3 million to pre-tax income. Because the adjustments will be recognized over the estimated remaining lives of the loan pools and the remainder of the loss sharing agreements, respectively, they will impact future periods as well. The majority of the remaining $39.4 million of accretable yield adjustment affecting interest income and $34.7 million of adjustment to the indemnification assets affecting non-interest income is expected to be recognized over the next year, with $32.1 million of interest income and $(28.6) million of non-interest income (expense) expected to be recognized in the next year. For further discussion about these adjustments, see Note 5 of the accompanying audited financial statements.

Apart from the yield accretion discussed above, average loan rates were very similar in 2009 compared to 2010, as a result of market rates of interest, primarily the "prime rate" of interest, remaining flat during this period. During 2008, the "prime rate" decreased

4.00% to a rate of 3.25% at December 31, 2008, where the prime rate has remained. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Beginning in 2008, the declining interest rates put these loan rate floors in effect and established a loan rate which was higher than the contractual rate would have otherwise been. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "prime rate" of interest at 5.00% in light of the current highly competitive funding environment for deposits and wholesale funds. This does not affect a large number of customers, as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors, which are provided for in individual loan documents. In the year ended December 31, 2010, the average yield on loans was 7.22% versus an average prime rate for the period of 3.25%, or a difference of a positive 397 basis points. In the year ended December 31, 2009, the average yield on loans was 6.09% versus an average prime rate for the period of 3.25%, or a difference of a positive 284 basis points.

Interest income decreased $532,000 as a result of lower average loan balances which decreased from $2.03 billion during the year ended December 31, 2009 to $2.02 billion during the year ended December 31, 2010. The lower average balance resulted primarily from decreases in outstanding construction loans as many projects were completed in the past 12 to 18 months and demand for new construction loans has declined.

Interest Income - Investments and Other Interest-earning Assets

Interest income on investments and other interest-earning assets decreased as a result of lower average interest rates during the year ended December 31, 2010, when compared to the year ended December 31, 2009. Interest income decreased $6.2 million as a result of a decrease in average interest rates from 3.53% during the year ended December 31, 2009, to 2.34% during the year ended December 31, 2010. The majority of the Company's securities in 2009 and 2010 were mortgage-backed securities which are backed by hybrid ARMs that have fixed rates of interest for a period of time (generally one to ten years) and then adjust annually. The actual amount of securities that reprice and the actual interest rate changes on these securities are subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). Mortgage-backed securities are also subject to reduced yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities may be amortized against interest income more quickly, thereby reducing the yield recorded. An increase in SBA loan pools during 2010 also contributed to the decrease in average interest rates because these securities earn lower yields than the overall securities portfolio. Interest income increased $1.1 million as a result of an increase in average balances from $918 million during the year ended December 31, 2009, to $1.17 billion during the year ended December 31, 2010. This increase was primarily in interest-earning deposits as a result of the 2009 FDIC-assisted transactions and because of net loan repayments and lower overall loan demand. Available-for-sale SBA loan pools also contributed to the increase, where securities were needed for liquidity and pledging against deposit accounts under customer repurchase agreements.

In 2009 and 2010, the Company had increased interest-earning deposits and non-interest-earning cash equivalents, as additional liquidity was maintained due to uncertainty in the economy and low loan demand. These deposits and cash equivalents earn very low (or no) yield and therefore negatively impact the Company's net interest margin. At December 31, 2010, the Company had cash and cash equivalents of $430.0 million compared to $444.6 million at December 31, 2009.

Total Interest Expense

Total interest expense decreased $18.8 million, or 28.2%, during the year ended December 31, 2010, when compared with the year ended December 31, 2009, due to a decrease in interest expense on deposits of $15.7 million, or 29.0%, a decrease in interest expense on short-term and structured repo borrowings of $3.1 million, or 47.9%, and a decrease in interest expense on subordinated debentures issued to capital trust of $195,000, or 25.2%, partially offset by an increase in interest expense on FHLBank advances of $164,000, or 3.1%.

Interest Expense - Deposits

Interest on demand deposits increased $3.0 million due to an increase in average balances from $611 million during the year ended December 31, 2009, to $923 million during the year ended December 31, 2010. The increase in average balances of demand deposits was primarily a result of the FDIC-assisted transactions completed in 2009, as well as organic growth in the Company's deposit base, particularly in interest-bearing checking accounts. Also contributing to the increase was the transition in the Company's overall deposit mix from time deposits to demand deposits during the end of 2009 and throughout 2010. Average noninterest-bearing demand balances increased from $221 million for the year ended December 31, 2009, to $254 million for the year ended December 31, 2010. Interest on demand deposits decreased $1.1 million due to a decrease in average rates from 1.08% during the year ended December 31, 2009, to 0.92% during the year ended December 31, 2010. The average interest rates decreased due to lower overall market rates of interest throughout 2009 and 2010. Market rates of interest on checking and money market accounts have been decreasing since late 2007 when the FRB began reducing short-term interest rates.

Interest expense on time deposits decreased $13.1 million as a result of a decrease in average rates of interest from 2.88% during the year ended December 31, 2009, to 2.02% during the year ended December 31, 2010. A large portion of the Company's certificate of deposit portfolio matures within one year and so it reprices fairly quickly; this is consistent with the portfolio over the past several years. Interest expense on deposits decreased $4.4 million due to a decrease in average balances of time deposits from $1.65 billion during the year ended December 31, 2009, to $1.48 billion during the year ended December 31, 2010. The decrease in average balances of time deposits was primarily a result of decreases in brokered certificates, CDARS customer deposits and CDARS purchased funds as the Company began redeeming them or replacing them with lower rate deposits in the latter quarters of 2009. In 2010, in some cases, the Company elected not to replace these funds as they matured due to growth in lower-cost demand deposits.

Included in the brokered deposits total at December 31, 2010, was $222.2 million which is part of CDARS. This total includes $218.8 million in CDARS customer deposit accounts and $3.4 million in CDARS purchased funds. Included in the brokered deposits total at December 31, 2009, was $455.0 million which was part of CDARS. This total includes $359.1 million in CDARS customer deposit accounts and $95.9 million in CDARS purchased funds. CDARS customer deposit accounts are accounts that are just like any other deposit account on the Company's books, except that the account total exceeds the FDIC deposit insurance maximum. When a customer places a large deposit with a CDARS Network bank, that bank uses CDARS to place the funds into deposit accounts issued by other banks in the CDARS Network. This occurs in increments of less than the standard FDIC insurance maximum, so that both principal and interest are eligible for complete FDIC protection. Other Network members do the same thing with their customers' funds.

The recently-enacted Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Company has not yet been determined, the Company expects interest costs associated with demand deposits may increase as a result of competitor responses to this change.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2010 compared to the year ended December 31, 2009, interest expense on FHLBank advances increased due to higher average interest rates, partially offset by lower average balances. Interest expense on FHLBank advances increased $1.0 million due to an increase in average interest rates from 2.80% in the year ended December 31, 2009, to 3.40% in the year ended December 31, 2010. Interest expense on FHLBank advances decreased $870,000 due to a decrease in average balances from $191 million during the year ended December 31, 2009, to $162 million during the year ended December 31, 2010. Average rates on advances increased because of the addition of advances assumed in the FDIC-assisted transaction completed in March of 2009. Certain of the advances assumed were paid off toward the end of 2009, causing the decrease in average balances while most of the remaining advances are fixed-rate and are subject to penalty if paid off prior to maturity.

Interest expense on short-term borrowings and structured repurchase agreements decreased $2.3 million due to a decrease in average rates on short-term borrowings and structured repurchase agreements from 1.60% in the year ended December 31, 2009, to 0.97% in the year ended December 31, 2010. The average interest rates decreased due to lower overall market rates of interest in 2010 compared to 2009. Interest expense on short-term borrowings and structured repurchase agreements decreased $786,000 due to a decrease in average balances from $400 million during the year ended December 31, 2009, to $345 million during the year ended December 31, 2010. The decrease in balances of short-term borrowings was primarily due to decreases in securities sold under repurchase agreements with the Company's deposit customers which tend to fluctuate.

Interest expense on subordinated debentures issued to capital trust decreased $195,000 due to decreases in average rates from 2.50% in the year ended December 31, 2009, to 1.87% in the year ended December 31, 2010. As LIBOR rates decreased from the prior year, the interest rates on these instruments also adjusted lower. The average rate of interest on these subordinated debentures decreased in 2010 as these liabilities pay a variable rate of interest that is indexed to LIBOR. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Net interest income for the year ended December 31, 2010 increased $36.0 million to $125.3 million compared to $89.3 million for the year ended December 31, 2009. Net interest margin was 3.93% for the year ended December 31, 2010, compared to 3.03% in 2009, an increase of 90 basis points. The Company's margin was positively impacted primarily by the increase in expected cash flows to be received from the FDIC-acquired loan pools and the resulting increase to accretable yield which was discussed previously in "Interest Income – Loans" and is discussed in Note 5 of the Notes to Consolidated Financial Statements. The impact of this change on the year ended December 31, 2010 was an increase in interest income of $19.5 million and an increase in net interest margin of 61 basis points. Also contributing to the increase in net interest income was a change in the deposit mix and the ability to reduce interest rates on maturing time deposits. The addition of the TeamBank and Vantus Bank core deposits during 2009 provided a relatively lower-cost funding source, which allowed the Company to reduce some of its higher-cost funds. In the latter quarters of 2009, the Company redeemed brokered deposits or replaced them with lower rate deposits and as retail certificates of deposit matured they were renewed or replaced with retail certificates of deposit with lower market rates of interest. The transition from time deposits to transaction deposits continued into 2010 as lower-cost checking accounts increased while the Company reduced its higher-cost CDARS accounts. The Company has reduced rates paid on repurchase agreements which also contributed to the decrease in interest expense. Partially offsetting the reduced cost of funds, yields earned on investment securities are down over the last year because the majority of the Company's portfolio is made up of adjustable-rate mortgage-backed securities which both repriced downward and experienced higher prepayments resulting in increased amortization of related premiums that offset interest earned. Excluding the income recorded from the accretable yield adjustment mentioned above, the yield on loans increased 17 basis points when compared to the year ended December 31, 2009, primarily due to increased average balances on residential and commercial real estate loans.

The Company's overall interest rate spread increased 83 basis points, or 27.9%, from 2.98% during the year ended December 31, 2009, to 3.81% during the year ended December 31, 2010. The increase was due to a 69 basis point decrease in the weighted average rate paid on interest-bearing liabilities and a 14 basis point increase in the weighted average yield on interest-earning assets. The Company's overall net interest margin increased 90 basis points, or 29.7%, from 3.03% for the year ended December 31, 2009, to 3.93% for the year ended December 31, 2010. In comparing the two years, the yield on loans increased 113 basis points while the yield on investment securities and other interest-earning assets decreased 119 basis points. The rate paid on deposits decreased 79 basis points, the rate paid on FHLBank advances increased 60 basis points, the rate paid on short-term borrowings decreased 63 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 63 basis points.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Annual Report.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses decreased $170,000, from $35.8 million during the year ended December 31, 2009, to $35.6 million during the year ended December 31, 2010. The allowance for loan losses increased $1.4 million, or 3.5%, to $41.5 million at December 31, 2010, compared to $40.1 million at December 31, 2009. Net charge-offs were $34.2 million in the year ended December 31, 2010, versus $24.9 million in the year ended December 31, 2009. Eight relationships made up $22.0 million of the net charge-off total for the year ended December 31, 2010. General market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to the level of provisions and charge-offs in both 2009 and 2010. As properties were categorized as potential problem loans, non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Loans acquired in the March 20, 2009 and September 4, 2009, FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank significant protection from losses in the acquired portfolio of loans. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent. At December 31, 2010, allowances for loan losses were established for two loan pools exhibiting risks of loss totaling $830,000. These loan pools were acquired through the Vantus Bank FDIC-assisted transaction and because of the loss sharing agreement, only 20% of the anticipated $830,000 loss would be ultimately borne by the Bank.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreements, was 2.48% and 2.35% at December 31, 2010 and 2009, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at December 31, 2010, based on recent reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate significantly, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

Former TeamBank and Vantus Bank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which substantially cover principal losses that may be incurred in these portfolios. In addition, these covered assets were recorded at their estimated fair values as of March 20, 2009, for TeamBank and September 4, 2009, for Vantus Bank.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets at December 31, 2010 were $78.3 million, an increase of $13.3 million from December 31, 2009. Non-performing assets, excluding FDIC-covered assets, as a percentage of total assets were 2.30% at December 31, 2010, compared to 1.79% at December 31, 2009. Compared to December 31, 2009, non-performing loans increased $2.9 million to $29.4 million while foreclosed assets increased $10.4 million to $48.9 million. Construction loans comprised $8.1 million, or 27.6%, of the total $29.4 million of non-performing loans at December 31, 2010. Commercial real estate loans comprised $6.1 million, or 20.6%, of the total $29.4 million of non-performing loans at December 31, 2010.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2010, was as follows:

	Beginning Balance, January 1	Additions	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
	(In Thousands)							
One- to four-family construction	$ 374	$ 1,065	$ --	$ --	$ (124)	$ (643)	$ (94)	$ 578
Subdivision construction	2,328	2,583	--	(6)	(1,810)	(1,108)	(127)	1,860
Land development	5,982	11,431	--	--	(5,883)	(5,195)	(667)	5,668
Commercial construction	--	--	--	--	--	--	--	--
One- to four-family residential	6,237	10,552	(692)	(468)	(7,023)	(1,623)	(1,428)	5,555
Other residential	479	6,405	(221)	--	(1,959)	(361)	(140)	4,203
Commercial real estate	8,575	11,068	(256)	(383)	(3,735)	(3,227)	(5,968)	6,074
Other commercial	1,240	6,242	--	(71)	(5)	(2,291)	(1,283)	3,832
Consumer	1,275	1,645	--	(96)	(77)	(286)	(811)	1,650
Total	$ 26,490	$ 50,991	$ (1,169)	$ (1,024)	$ (20,616)	$ (14,734)	$ (10,518)	$ 29,420

At December 31, 2010, the commercial real estate category of non-performing loans included 14 loans. The largest two loans in this category were added during the year and were $1.4 million and $1.0 million, respectively, making up 40.4% of the total. The land development category of non-performing loans included 11 loans, the largest of which had a balance of $2.0 million or 35.3% of the total.

Foreclosed Assets. Of the total $60.3 million of foreclosed assets at December 31, 2010, $11.4 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in 2009. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following table and discussion of foreclosed assets. Activity in foreclosed assets during the year ended December 31, 2010, was as follows:

	Beginning Balance, January 1	Additions	Proceeds from Sales	Capitalized Costs	ORE Expense Write-Downs	Ending Balance, December 31
	(In Thousands)					
One- to four-family construction	$ 1,214	$ 1,765	$ (439)	$ 176	$ (206)	$ 2,510
Subdivision construction	20,208	1,924	(2,128)	796	(984)	19,816
Land development	3,010	14,476	(6,997)	131	--	10,620
Commercial construction	5,526	7,192	(8,979)	296	(38)	3,997
One- to four-family residential	5,633	8,173	(9,894)	7	(1,023)	2,896
Other residential	703	7,254	(2,979)	--	(800)	4,178
Commercial real estate	1,440	4,094	(639)	--	(330)	4,565
Consumer	777	1,263	(1,712)	--	(10)	318
Total	$ 38,511	$ 46,141	$ (33,767)	$ 1,406	$ (3,391)	$ 48,900

The subdivision construction category of foreclosed assets included 53 properties, the largest of which had a balance of $5.4 million or 27.2% of the total at December 31, 2010. The land development category of foreclosed assets included 15 loans, the largest of which was added during the period and had a balance of $4.3 million or 40.4%.

Potential Problem Loans. Potential problem loans increased $5.1 million during the year ended December 31, 2010 from $50.5 million at December 31, 2009 to $55.6 million at December 31, 2010. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets, but are considered in determining the adequacy of the allowance for loan losses. Activity in the potential problem loans category during the year ended December 31, 2010, was as follows:

	Beginning Balance, January 1	Additions	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
	(In Thousands)							
One- to four-family construction	$ 2,122	$ 3,657	$ (958)	$ (963)	$ (762)	$ (609)	$ (1,773)	$ 714
Subdivision construction	4,624	11,355	(195)	(1,245)	(235)	(173)	(7,658)	6,473
Land development	17,608	16,990	(100)	(9,096)	(8,308)	(4,577)	(1,041)	11,476
Commercial construction	2,160	1,851	--	--	(1,555)	(605)	--	1,851
One- to four-family residential	6,750	8,194	(1,532)	(2,585)	(1,199)	(619)	(223)	8,786
Other residential	11,188	11,308	(5,565)	(4,558)	(5,167)	(514)	(1,018)	5,674
Commercial real estate	3,652	18,862	--	(5,378)	(366)	(663)	(1,378)	14,729
Other commercial	2,408	6,774	(93)	(2,200)	(54)	(163)	(738)	5,934
Consumer	--	12	--	--	--	--	--	12
Total	$ 50,512	$ 79,003	$ (8,443)	$ (26,025)	$ (17,646)	$ (7,923)	$ (13,829)	$ 55,649

At December 31, 2010, the commercial real estate category of potential problem loans included 11 loans, three of which were added during the year, with balances totaling $10.4 million or 70.4% of the total. The three loans added were collateralized by a retail/apartment building in St. Louis, Mo., a hotel in Kansas City, Mo. and a warehouse/office building in Springfield, Mo. The land development category of potential problem loans included 10 loans, the largest of which was added during the year and had a balance of $3.8 million or 33.3% of the total.

Non-Interest Income

Non-interest income for the year ended December 31, 2010 was $32.0 million compared with $122.8 million for the year ended December 31, 2009. The $90.8 million decrease was primarily the result of the following items:

FDIC-assisted transactions: A total of $89.8 million of one-time pre-tax gains was recorded during 2009 related to the fair value accounting estimates of the assets acquired and liabilities assumed in the FDIC-assisted transactions involving TeamBank and Vantus Bank.

Amortization of indemnification asset: As previously described, due to the increase in cash flows expected to be collected from the FDIC-covered loan portfolios, $17.1 million of amortization (expense) was recorded in the 2010 period relating to a reduction of expected reimbursements under the FDIC loss sharing agreements, which are recorded as indemnification assets.

Partially offsetting the above decreases in non-interest income for 2010 as compared with 2009 were the following items:

Securities impairments: During 2009, a $4.3 million loss was recorded as a result of an impairment write-down in the value of certain available-for-sale equity investments, investments in bank trust preferred securities and an investment in a non-agency CMO. The Company continues to hold a majority of these securities in the available-for-sale category. Based on analyses of the securities portfolio during 2010, no additional impairment write-downs were necessary.

Gains on securities: Gains of $8.8 million were recorded during 2010 due to sales of securities, an increase of $6.0 million over 2009.

Service charges and ATM fees: An increase of $980,000 was recorded during 2010 compared to 2009, primarily due to customers added in the FDIC-assisted transactions in 2009.

Gains on sales of single-family loans: An increase of $880,000 in gains was recorded due to an increased number of fixed-rate loans originated and then sold in the secondary market during 2010 compared to 2009.

Commissions: Commission income increased $1.5 million during the year ended December 31, 2010, compared to 2009, primarily due to increased activity for Great Southern Travel. Approximately 20% of the increase was a non-recurring incentive commission related to airline ticket sales.

Non-Interest Expense

Total non-interest expense increased $10.7 million, or 13.7%, from $78.2 million in the year ended December 31, 2009, to $88.9 million in the year ended December 31, 2010. The Company's efficiency ratio for the year ended December 31, 2010, was 56.52% compared to 36.88% in 2009. The difference in the ratios from the current year to the prior year was primarily due to the TeamBank and Vantus Bank-related one-time gains recorded in 2009. The Company's ratio of non-interest expense to average assets increased from 2.30% for the year ended December 31, 2009, to 2.52% for the year ended December 31, 2010. The following were key items related to the increase in non-interest expense for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Vantus Bank FDIC-assisted transaction: The Company's increase in non-interest expense in 2010 compared to 2009 included expenses related to the September 2009 FDIC-assisted acquisition of the assets and liabilities of Vantus Bank and its ongoing operation. In the year ended December 31, 2010, non-interest expense associated with Vantus Bank increased $3.6 million from the same period in 2009. The largest expense increases were in the areas of salaries and benefits and occupancy and equipment expenses. In addition, other non-interest expenses related to the operation of other areas of the former Vantus Bank, such as lending and certain support functions, were absorbed in other pre-existing areas of the Company, resulting in increased non-interest expense.

New banking centers: The Company's increase in non-interest expense during 2010 compared to 2009 was also related to the continued internal growth of the Company. The Company opened its second banking center in Lee's Summit, Mo., in late September 2009 and its first retail banking center in Rogers, Ark., in May 2010. New banking centers were also opened in Des Peres, Mo. in September 2010 and in Forsyth, Mo. in December 2010, both of which complement existing banking centers in their respective market areas. In the year ended December 31, 2010, non-interest expenses associated with the operation of these locations increased $920,000 over the same period in 2009. For additional information on the Company's growth, see the "Business Initiatives" section of this report.

Salaries and benefits: As a result of integrating the operations of TeamBank and Vantus Bank and the administration of the loss sharing portfolios as well as overall growth, the number of associates employed by the Company in operational and lending areas increased 12.8% over 2009. This in turn increased salaries and benefits paid by $3.2 million in 2010 compared to 2009.

Amortization of low-income housing tax credits: The Company has invested in certain federal low-income housing tax credits. These credits are typically purchased at 80-90% of the amount of the credit and are generally utilized to offset taxes payable over a ten-year period. A portion of these credits totaling $1.3 million were used in 2010 to reduce the Company's tax expense which resulted in corresponding amortization of $1.1 million to reduce the investment in these credits. The net result of these transactions was an increase to non-interest expense and a decrease to income tax expense, which positively impacted the Company's effective tax rate.

FDIC settlements for real estate, furniture and fixtures: During the three months ended December 31, 2010, the Company completed its final settlements with the FDIC for the purchase of the real estate, furniture and fixtures of the branch locations currently being operated as a result of the FDIC-assisted transactions which took place during 2009. The net settlement expenses recorded as a result of these and other outstanding operating items were $660,000.

Net occupancy expense: As the Company's operations expanded in the last year, so did the costs incurred to use and maintain buildings and equipment. Excluding the occupancy expenses mentioned above, net occupancy expenses increased $239,000 during 2010 compared to 2009.

Partially offsetting the above increases in non-interest expense was an FDIC-imposed special assessment on all insured depository institutions based on assets minus Tier 1 capital as of June 30, 2009. The Company recorded an expense of $1.7 million during 2009 related to the special assessment. No special assessment was imposed in 2010.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 27.1% for the year ended December 31, 2010. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by the tax credits noted above and by higher balances and rates of tax-exempt investment securities and loans which reduce the Company's effective tax rate. The Company's effective tax rate was 33.7% for the year ended December 31, 2009. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by balances and rates of tax-exempt investment securities and loans. For future periods, the Company expects the effective tax rate to be approximately 30% of pre-tax net income. The Company's effective tax rate may fluctuate as it is impacted by the level and timing of its utilization of tax credits.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees which were deferred in accordance with accounting standards. Fees included in interest income were $2.0 million, $1.8 million and $2.5 million for 2010, 2009 and 2008, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	Dec. 31, 2010[2]	Year Ended December 31, 2010			Year Ended December 31, 2009			Year Ended December 31, 2008		
	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
					(Dollars In Thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	5.48%	$ 336,418	$ 22,156	6.59%	$ 292,409	$ 17,224	5.89%	$ 206,299	$ 13,290	6.44%
Other residential	5.57	219,983	13,036	5.93	136,668	8,528	6.24	109,348	7,214	6.60
Commercial real estate	6.05	677,760	49,301	7.27	605,149	39,066	6.46	479,347	32,250	6.73
Construction	5.60	320,500	26,101	8.77	567,405	31,269	5.51	649,037	41,448	6.39
Commercial business	5.59	173,837	15,250	8.14	156,236	10,044	6.43	162,512	10,013	6.16
Other loans	7.28	223,101	16,096	7.21	205,768	13,033	6.33	179,731	11,871	6.60
Industrial revenue bonds (1)	6.10	67,762	3,892	5.74	64,432	4,299	6.67	55,728	3,743	6.72
Total loans receivable	6.03	2,019,361	145,832	7.22	2,028,067	123,463	6.09	1,842,002	119,829	6.51
Investment securities (1)	3.60	760,924	26,858	3.53	743,334	31,914	4.29	491,450	24,956	5.08
Other interest-earning assets	0.20	407,377	501	0.12	174,509	491	0.28	42,117	29	0.07
Total interest-earning assets	4.77	3,187,662	173,191	5.43	2,945,910	155,868	5.29	2,375,569	144,814	6.10
Non-interest-earning assets:										
Cash and cash equivalents		77,074			250,422			71,989		
Other non-earning assets		263,307			206,727			74,446		
Total assets		$3,528,043			$3,403,059			$2,522,004		
Interest-bearing liabilities:										
Interest-bearing demand and savings	0.83	$ 922,885	8,468	0.92	$ 611,136	6,600	1.08	$ 484,490	8,370	1.73
Time deposits	1.85	1,484,580	29,959	2.02	1,650,913	47,487	2.88	1,268,941	52,506	4.14
Total deposits	1.39	2,407,465	38,427	1.60	2,262,049	54,087	2.39	1,753,431	60,876	3.47
Short-term borrowings and repurchase agreements	0.96	344,861	3,329	0.97	399,587	6,393	1.60	262,004	5,892	2.25
Subordinated debentures issued to capital trust	1.85	30,929	578	1.87	30,929	773	2.50	30,929	1,462	4.73
FHLB advances	3.62	162,378	5,516	3.40	190,903	5,352	2.80	133,477	5,001	3.75
Total interest-bearing liabilities	1.47	2,945,633	47,850	1.62	2,883,468	66,605	2.31	2,179,841	73,231	3.36
Non-interest-bearing liabilities:										
Demand deposits		253,699			221,215			147,665		
Other liabilities		19,153			23,692			10,873		
Total liabilities		3,218,485			3,128,375			2,338,379		
Stockholders' equity		309,558			274,684			183,625		
Total liabilities and stockholders' equity		$3,528,043			$3,403,059			$2,522,004		
Net interest income:										
Interest rate spread	3.30%		$125,341	3.81%		$89,263	2.98%		$71,583	2.74%
Net interest margin*				3.93%			3.03%			3.01%
Average interest-earning assets to average interest-bearing liabilities		108.2%			102.2%			109.0%		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1) Of the total average balances of investment securities, average tax-exempt investment securities were $70.3 million, $68.3 million and $62.4 million for 2010, 2009 and 2008, respectively. In addition, average tax-exempt industrial revenue bonds were $46.0 million, $38.0 million and $33.1 million in 2010, 2009 and 2008, respectively. Interest income on tax-exempt assets included in this table was $5.3 million $3.8 million and $4.7 million for 2010, 2009 and 2008, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $4.7 million, $3.0 million and $3.6 million for 2010, 2009 and 2008, respectively.

(2) The yield/rate on loans at December 31, 2010 does not include the impact of the accretable yield (income) on loans acquired in the 2009 FDIC-assisted transactions. See "Net Interest Income" for a discussion of the effect on 2010 results of operations.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2010 vs. December 31, 2009			Year Ended December 31, 2009 vs. December 31, 2008		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(In Thousands)					
Interest-earning assets:						
Loans receivable	$ 22,901	$ (532)	$ 22,369	$ (7,995)	$ 11,629	$ 3,634
Investment securities	(5,795)	739	(5,056)	(7,503)	14,461	6,958
Other interest-earning assets	(386)	396	10	229	233	462
Total interest-earning assets	16,720	603	17,323	(15,269)	26,323	11,054
Interest-bearing liabilities:						
Demand deposits	(1,108)	2,976	1,868	(3,621)	1,851	(1,770)
Time deposits	(13,104)	(4,424)	(17,528)	(18,431)	13,412	(5,019)
Total deposits	(14,212)	(1,448)	(15,660)	(22,052)	15,263	(6,789)
Short-term borrowings and structured repo	(2,278)	(786)	(3,064)	(2,017)	2,518	501
Subordinated debentures issued to capital trust	(195)	--	(195)	(689)	--	(689)
FHLBank advances	1,034	(870)	164	(1,459)	1,810	351
Total interest-bearing liabilities	(15,651)	(3,104)	(18,755)	(26,217)	19,591	(6,626)
Net interest income	$ 32,371	$ 3,707	$ 36,078	$ 10,948	$ 6,732	$ 17,680

Results of Operations and Comparison for the Years Ended December 31, 2009 and 2008

General

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, net income increased $69.4 million during the year ended December 31, 2009, compared to the year ended December 31, 2008. Net income was $65.0 million for the year ended December 31, 2009 compared to a net loss of $4.4 million for the year ended December 31, 2008. This increase was primarily due to an increase in non-interest income of $94.6 million, or 336.3%, an increase in net-interest income of $17.7 million, or 24.7%, and a decrease in provision for loan losses of $16.4 million, or 31.4%, partially offset by a increase in non-interest expense of $22.5 million, or 40.4%, and an increase in provision for income taxes of $36.8 million. Net income available to common shareholders was $61.7 million for the year ended December 31, 2009 compared to a net loss of $4.7 million for the year ended December 31, 2008.

Excluding the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, net income increased $71.5 million during the year ended December 31, 2009, compared to the year ended December 31, 2008. On this basis, net income was $64.5 million for the year ended December 31, 2009 compared to a net loss of $6.9 million for the year ended December 31, 2008. This increase was primarily due to an increase in non-interest income of $100.4 million, or 474.6%, an increase in net interest income of $15.0 million, or 20.0%, and a decrease in provision for loan losses of $16.4 million, or 31.4%, partially offset by a increase in non-interest expense of $22.5 million, or 40.4%, and an increase in provision for income taxes of $37.8 million. On this basis, net income available to common shareholders was $61.2 million for the year ended December 31, 2009 compared to a net loss of $7.2 million for the year ended December 31, 2008.

The information presented in the table below and elsewhere in this report excluding hedge accounting entries recorded (for the 2009 and 2008 periods) is not prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The tables below and elsewhere in this report excluding hedge accounting entries recorded (for the 2009 and 2008 periods) contain reconciliations of this information to the reported information prepared in accordance with GAAP. The Company believes that this non-GAAP financial information is useful in its internal management financial analyses and may also be useful to investors because the Company believes that the exclusion of these items from the specified components of net income better reflect the Company's underlying operating results during the periods indicated for the reasons described above. The amortization of the deposit broker fee and the net change in fair value of interest rate swaps and related deposits may be volatile. For example, if market interest rates decrease significantly, the interest rate swap counterparties may wish to terminate the swaps prior to their stated maturities. If a swap is terminated, it is likely that the Company would redeem the related deposit account at face value. If the deposit account is redeemed, any unamortized broker fee associated with the deposit account must be written off to interest expense. In addition, if the interest rate swap is terminated, there may be an income or expense impact related to the fair values of the swap and related deposit which were previously recorded in the Company's financial statements. The effect on net income, net interest income, net interest margin and non-interest income could be significant in any given reporting period.

Non-GAAP Reconciliation
(Dollars In Thousands)

	Year Ended December 31,			
	2009		2008	
	Dollars	**Earnings Per Diluted Share**	**Dollars**	**Earnings Per Diluted Share**
Reported Earnings (per common share)	**$ 61,694**	**$ 4.44**	**$ (4,670)**	**$ (0.35)**
Amortization of deposit broker origination fees (net of taxes)	256		2,022	
Net change in fair value of interest rate swaps and related deposits (net of taxes)	(770)		(4,534)	
Earnings excluding impact of hedge accounting entries	$ 61,180		$ (7,182)	

Total Interest Income

Total interest income increased $11.1 million, or 7.6%, during the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase was due to a $3.6 million, or 3.0%, increase in interest income on loans, and a $7.4 million, or 29.7%, increase in interest income on investments and other interest-earning assets. Interest income from investment securities and other interest-earning assets increased due to higher average balances, partially offset by lower average rates of interest. The higher average balances were primarily a result of increased levels of securities and interest-earning deposits held for the purpose of liquidity and the securities and cash equivalents added from the acquisitions in the first and third quarters of 2009. Interest income from loans increased due to slightly higher average balances, partially offset by lower average rates of interest. The higher average balances were primarily a result of the discounted loans added through the FDIC-assisted transactions in the first and third quarters of 2009. The lower average rates were primarily a result of the lower market interest rates (prime rate) in 2009 compared to 2008, partially offset by the yields earned on the discounted loans added through the FDIC-assisted transactions in the first and third quarters of 2009.

Interest Income - Loans

During the year ended December 31, 2009 compared to the year ended December 31, 2008, interest income on loans increased due to higher average balances, partially offset by lower average rates of interest. Interest income increased $11.6 million as the result of higher average loan balances from $1.84 billion during the year ended December 31, 2008 to $2.03 billion during the year ended December 31, 2009. The higher average balance resulted principally from the loans added at their fair market value from the FDIC-assisted transactions and increases in average balances in commercial real estate loans and one- to four-family mortgage loans, partially offset by lower average balances in construction loans. The Bank's one- to four-family residential loan portfolio balance increased in 2008 and 2009 due to increased production by the Bank's mortgage division. The Bank generally sells fixed-rate one- to four-family residential loans in the secondary market. The Bank's outstanding construction loan balance had decreased significantly as many projects have been completed in the preceding 12-18 months and demand for new construction loans had declined.

Interest income decreased $8.0 million as the result of lower average interest rates on loans. The average yield on loans decreased from 6.51% during the year ended December 31, 2008, to 6.09% during the year ended December 31, 2009. The average yield on the Company's loan portfolio decreased primarily due to interest rate cuts by the FRB in 2008. Generally, a rate cut by the FRB would have an anticipated immediate negative impact on interest income and net interest income due to the large total balance of loans which generally adjust immediately as Fed Funds adjust. Average loan rates were much lower in 2009 compared to 2008, as a result of reduced market rates of interest, primarily the "prime rate" of interest. During 2008, the "prime rate" decreased 4.00% to a rate of 3.25% at December 31, 2008, where the prime rate now remains. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Prior to 2005, many of these loan rate floors were in effect and established a loan rate which was higher than the contractual rate would have otherwise been. During 2005 and 2006, as market interest rates rose, many of these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. Beginning in 2008, the declining interest rates once again put these loan rate floors in effect and established a loan rate which was higher than the contractual rate would have otherwise been. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "prime rate" of interest at 5.00% in light of the current highly competitive funding environment for deposits and wholesale funds. This does not affect a large number of customers as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors, which are provided for in individual loan documents. In the year ended December 31, 2008, the average yield on loans was 6.51% versus an average prime rate for the period of 5.10%, or a difference of a positive 141 basis points. In the year ended December 31, 2009, the average yield on loans was 6.09% versus an average prime rate for the period of 3.25%, or a difference of a positive 284 basis points.

For the years ended December 31, 2009 and 2008, interest income was reduced $1.1 million and $1.2 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $48,000 and $227,000 in the years ended December 31, 2009 and 2008, respectively, due to work-out efforts on non-performing loans. See "Net Interest Income" for additional information on the impact of this interest activity.

Interest Income - Investments and Other Interest-earning Deposits

Interest income on investments and other interest-earning assets increased as a result of higher average balances during the year ended December 31, 2009, when compared to the year ended December 31, 2008. Interest income increased $14.7 million as a result of an increase in average balances from $534 million during the year ended December 31, 2008, to $918 million during the year ended December 31, 2009. This increase was primarily in interest-earning deposits and available-for-sale mortgage-backed securities, where securities were needed for liquidity and pledging against deposit accounts under customer repurchase agreements and public fund deposits. The balance of available-for-sale mortgage-backed securities has increased from $485.2 million at December 31, 2008 to $632.2 million at December 31, 2009. Interest income decreased by $7.3 million as a result of a decrease in average interest rates from 4.68% during the year ended December 31, 2008, to 3.53% during the year ended December 31, 2009. In previous years, as principal balances on mortgage-backed securities were paid down through prepayments and normal amortization, the Company replaced a large portion of these securities with variable-rate mortgage-backed securities (primarily one-year and hybrid ARMs). As these securities reached interest rate reset dates in 2007, their rates typically increased along with market interest rate increases. As market interest rates (primarily treasury rates and LIBOR rates) generally declined in 2008 and 2009, the interest rates on those securities that repriced in 2009 decreased at their 2009 interest rate reset date. The majority of the securities added in 2008 and 2009 are backed by hybrid ARMs which will have fixed rates of interest for a period of time (generally one to ten years) and then will adjust annually. The actual amount of securities that will reprice and the actual interest rate changes on these securities is subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). These mortgage-backed securities are also currently experiencing lower yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities are being amortized against interest income more quickly, thereby reducing the yield recorded. In addition in 2008, the Company had several agency securities that were callable at the option of the issuer which had interest rates that were higher than the current portfolio average rate. Many of these securities were redeemed by the issuer in 2008 and 2009. On March 20, 2009 and September 4, 2009, the Company acquired approximately $112 million and $23 million, respectively, of investment securities as part of the two FDIC-assisted acquisitions. These investments were recorded at their fair values at the date of acquisition with related market yields at that time.

In addition to the increase in securities, the Company has also experienced an increase in interest-earning deposits and non-interest-earning cash equivalents, where additional liquidity was maintained in 2008 and 2009 due to uncertainty in the financial system. These deposits and cash equivalents earn very low (or no) yield and therefore negatively impact the Company's net interest margin. At December 31, 2009, the Company had cash and cash equivalents of $444.6 million compared to $167.9 million at December 31, 2008. For the years ended December 31, 2009 and 2008, the average balance of investment securities and other interest-earning assets increased by approximately $384 million, due to excess funds for liquidity and the purchase of investment securities to pledge against public funds deposits, customer repurchase agreements and structured repo borrowings. While the Company earned a positive spread on these securities (leading to higher net interest income), it was much smaller than the Company's overall net interest spread, having the effect of decreasing net interest margin. See "Net Interest Income" for additional information on the impact of this interest activity.

Total Interest Expense

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, total interest expense decreased $6.6 million, or 9.0%, during the year ended December 31, 2009, when compared with the year ended December 31, 2008, primarily due to a decrease in interest expense on deposits of $6.8 million, or 11.2%, and a decrease in interest expense on subordinated debentures issued to capital trust of $689,000, or 47.1%, partially offset by an increase in interest expense on short-term and structured repo borrowings of $501,000, or 8.5%, and an increase in interest expense on FHLBank advances of $351,000, or 7.0%.

Excluding the effects of the Company's hedge accounting entries recorded in 2009 and 2008 for certain interest rate swaps, economically, total interest expense decreased $3.9 million, or 5.6%, during the year ended December 31, 2009, when compared with the year ended December 31, 2008, primarily due to a decrease in interest expense on deposits of $4.1 million, or 7.0%, and a decrease in interest expense on subordinated debentures issued to capital trust of $689,000, or 47.1%, partially offset by an increase in interest expense on short-term and structured repo borrowings of $501,000, or 8.5%, and an increase in interest expense on FHLBank advances of $351,000, or 7.0%.

The amortization of the deposit broker origination fees which were originally recorded as part of the 2005 accounting change regarding interest rate swaps significantly increased interest expense in 2008, but did not have a significant effect in the year ended December 31, 2009. The amortization of these fees totaled $393,000 and $3.1 million in the years ended December 31, 2009 and 2008, respectively. The Company has now amortized the remaining fees as the interest rate swaps and related brokered deposits have been terminated. In the year ended December 31, 2009, the Company amortized $879,000 in additional broker fees that were related to deposits originated by the Company in 2008. These were remaining unamortized fees on deposits that were redeemed at the discretion of the Company to reduce some of the excess liquidity and to reduce deposits with interest rates generally in excess of 4.00%. The total of such deposits redeemed during 2009 was $454 million.

Interest Expense - Deposits

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, interest on demand deposits decreased $3.6 million due to a decrease in average rates from 1.73% during the year ended December 31, 2008, to 1.08% during the year ended December 31, 2009. The average interest rates decreased due to lower overall market rates of interest throughout 2008 and 2009. Market rates of interest on checking and money market accounts began to decrease in the fourth quarter of 2007 as the FRB reduced short-term interest rates. These FRB reductions continued throughout 2008 and some market rates continued to decrease in 2009. Interest on demand deposits increased $1.9 million due to an increase in average balances from $484 million during the year ended December 31, 2008, to $611 million during the year ended December 31, 2009. Average noninterest-bearing demand balances increased from $147 million in the three months ended September 30, 2008, to $260 million in the three months ended September 30, 2009. Average noninterest-bearing demand balances increased from $148 million for the year ended December 31, 2008, to $221 million for the year ended December 31, 2009. The increase in average balances on all types of deposits is primarily a result of the FDIC-assisted transactions completed in March and September of 2009, as well as organic growth in the Company's deposit base.

Interest expense on deposits decreased $18.4 million as a result of a decrease in average rates of interest on time deposits from 4.14% during the year ended December 31, 2008, to 2.88% during the year ended December 31, 2009. This average rate of interest included the amortization of the deposit broker origination fee discussed above. Interest expense on deposits increased $13.4 million due to an increase in average balances of time deposits from $1.27 billion during the year ended December 31, 2008, to $1.65 billion during the year ended December 31, 2009. Market rates of interest on new certificates have decreased since late 2007 as the FRB reduced short-term interest rates and other market rates have declined. A large portion of the Company's certificate of deposit portfolio matures within one year; this is consistent with the portfolio over the past several years. The increase in average balances on certificates of deposit is primarily a result of the FDIC-assisted transactions completed in March and September of 2009, as well as organic growth in the Company's deposit base. In addition, the Company reduced its total balance of outstanding brokered deposits at December 31, 2009 compared to December 31, 2008.

Included in the brokered deposits total at December 31, 2009, is $455.0 million which is part of the Certificate of Deposit Account Registry Service (CDARS). This total includes $359.1 million in CDARS customer deposit accounts and $95.9 million in CDARS purchased funds. Included in the brokered deposits total at December 31, 2008, was $337.1 million which was part of CDARS. This total includes $168.3 million in CDARS customer deposit accounts and $168.8 million in CDARS purchased funds. CDARS customer deposit accounts are accounts that are just like any other deposit account on the Company's books, except that the account total exceeds the FDIC deposit insurance maximum. When a customer places a large deposit with a CDARS Network bank, that bank uses CDARS to place the funds into deposit accounts issued by other banks in the CDARS Network. This occurs in increments of less than the standard FDIC insurance maximum, so that both principal and interest are eligible for complete FDIC protection. Other Network members do the same thing with their customers' funds.

CDARS purchased funds transactions represent an easy, cost-effective source of funding without collateralization or credit limits for the Company. Purchased funds transactions help the Company obtain large blocks of funding while providing control over pricing and diversity of wholesale funding options. Purchased funds transactions are obtained through a bid process that occurs weekly, with varying maturity terms.

Excluding the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, economically, interest expense on deposits decreased $15.1 million as a result of a decrease in average rates of interest on time deposits from 3.89% during the year ended December 31, 2008, to 2.85% during the year ended December 31, 2009, and increased $12.8 million due to an increase in average balances of time deposits from $1.27 billion during the year ended December 31, 2008, to $1.65 billion during the year ended December 31, 2009.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2009 compared to the year ended December 31, 2008, interest expense on FHLBank advances increased due to higher average balances, partially offset by lower average interest rates. Interest expense on FHLBank advances increased $1.8 million due to an increase in average balances from $133 million during the year ended December 31, 2008, to $191 million during the year ended December 31, 2009. The reason for this increase is the addition of advances assumed in the FDIC-assisted transaction completed in March of 2009. Interest expense on FHLBank advances decreased $1.5 million due to a decrease in average interest rates from 3.75% in the year ended December 31, 2008, to 2.80% in the year ended December 31, 2009. Rates on advances decreased as the Company employed some advances which matured in a relatively short term and advances which are indexed to one-month LIBOR and adjust monthly, taking advantage of the falling interest rate environment.

Interest expense on short-term borrowings and structured repurchase agreements increased $2.5 million due to an increase in average balances from $262 million during the year ended December 31, 2008, to $400 million during the year ended December 31, 2009. The increase in balances of short-term borrowings and structured repurchase agreements was primarily due to significant increases in securities sold under repurchase agreements with the Company's deposit customers. In addition, in September 2008, the Company entered into a structured repo borrowing agreement totaling $50 million which bears interest at a fixed rate unless LIBOR exceeds 2.81%. If LIBOR exceeds 2.81%, the borrowing costs decrease by a multiple of the difference between LIBOR and 2.81%. This rate adjusts quarterly. Interest expense on short-term borrowings and structured repurchase agreements decreased $2.0 million due to a decrease in average rates on short-term borrowings and structured repurchase agreements from 2.25% in the year ended December 31, 2008, to 1.60% in the year ended December 31, 2009. The average interest rates decreased due to lower overall market rates of interest in 2009 compared to 2008. Market rates of interest on short-term borrowings began to decrease in the fourth quarter of 2007 and continued to decrease throughout 2008 and 2009, as the FRB decreased short-term interest rates and other market rates also decreased.

Interest expense on subordinated debentures issued to capital trust decreased $689,000 due to decreases in average rates from 4.73% in the year ended December 31, 2008, to 2.50% in the year ended December 31, 2009. As LIBOR rates decreased from the prior year, the interest rates on these instruments also adjusted lower. The average rate of interest on these subordinated debentures decreased in 2009 as these liabilities pay a variable rate of interest that is indexed to LIBOR. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, net interest income for the year ended December 31, 2009 increased $17.7 million to $89.3 million compared to $71.6 million for the year ended December 31, 2008. Net interest margin was 3.03% for the year ended December 31, 2009, compared to 3.01% in 2008, an increase of 2 basis points.

In 2008, the Company decided to increase the amount of longer-term brokered certificates of deposit to provide additional liquidity for operations and to maintain in reserve its available secured funding lines with the FHLBank and the FRB. In 2008, the Company issued approximately $359 million of new brokered deposits which are fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits have decreased in 2009, the Company has redeemed or replaced nearly all of these certificates in 2009 in order to lock in cheaper funding rates or reduce some of its excess liquidity. These longer-term certificates carried an interest rate that was approximately 3-4%. The Company decided that maintaining these deposits was justified by the longer term and the ability to keep committed funding lines available. Excess funds were invested in short-term cash equivalents at rates that resulted in a negative spread. The average balance of cash and cash equivalents for the years ended December 31, 2009 and December 31, 2008, was $425 million and $114 million, respectively. These 2009 levels are higher than our historical averages.

The Company's margin was also positively impacted by a change in the deposit mix. The addition of the TeamBank and Vantus Bank core deposits provided a relatively lower cost funding source, which allowed the Company to reduce some of its higher cost funds. The Company also had significant maturities in its retail certificate portfolio and renewed many of these certificates at significantly lower rates in many cases. In addition, the TeamBank and Vantus Bank loans were recorded at their fair value at acquisition, which provided a current market yield on the portfolio.

For the years ended December 31, 2009 and 2008, interest income was reduced $1.1 million and $1.2 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $48,000 and $227,000 in the years ended December 31, 2009 and 2008, respectively.

The Company's overall interest rate spread increased 24 basis points, or 8.8%, from 2.74% during the year ended December 31, 2008, to 2.98% during the year ended December 31, 2009. The increase was due to a 105 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by an 81 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin increased 2 basis points, or 0.6%, from 3.01% for the year ended December 31, 2008, to 3.03% for the year ended December 31, 2009. In comparing the two years, the yield on loans decreased 42 basis points while the yield on investment securities and other interest-earning assets decreased 115 basis points. The rate paid on deposits decreased 108 basis points, the rate paid on FHLBank advances decreased 95 basis points, the rate paid on short-term borrowings decreased 65 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 223 basis points.

Excluding the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, economically, net interest income for the year ended December 31, 2009 increased $15.0 million to $89.7 million compared to $74.7 million for the year ended December 31, 2008. Net interest margin excluding the effects of the accounting change was 3.04% in the year ended December 31, 2009, compared to 3.14% in the year ended December 31, 2008. The Company's overall interest rate spread increased 11 basis points, or 3.8%, from 2.88% during the year ended December 31, 2008, to 2.99% during the year ended December 31, 2009. The increase was due to a 91 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by an 81 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 10 basis points, or 3.2%, from 3.14% for the year ended December 31, 2008, to 3.04% for the year ended December 31, 2009. In comparing the two years, the yield on loans decreased 42 basis points while the yield on investment securities and other interest-earning assets decreased 115 basis points. The rate paid on deposits decreased 92 basis points, the rate paid on FHLBank advances decreased 95 basis points, the rate paid on short-term borrowings decreased 65 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 223 basis points.

The prime rate of interest averaged 3.25% during the year ended December 31, 2009 compared to an average of 5.10% during the year ended December 31, 2008. In the last three months of 2007 and throughout 2008, the FRB decreased short-term interest rates. At December 31, 2009, the national "prime rate" stood at 3.25% and the Company's average interest rate on its loan portfolio was 6.25%. Over half of the Bank's loans were tied to prime at December 31, 2009; however, most of these loans had interest rate floors or were indexed to "Great Southern Bank prime," which has not been reduced below 5.00%. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information on the Company's interest rate risk management.

Non-GAAP Reconciliation:
(Dollars In Thousands)

	Year Ended December 31,			
	2009		2008	
	$	%	$	%
Reported Net Interest Income/Margin	**$ 89,263**	**3.03%**	**$ 71,583**	**3.01%**
Amortization of deposit broker origination fees	393	.01	3,111	.13
Net interest income/margin excluding impact of hedge accounting entries	$ 89,656	3.04%	$ 74,694	3.14%

For additional information on net interest income components, refer to "Average Balances, Interest Rates and Yields" table in this Annual Report. This table is prepared including the impact of the accounting changes for interest rate swaps.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses decreased $16.4 million, from $52.2 million during the year ended December 31, 2008, to $35.8 million during the year ended December 31, 2009. See the Company's *Quarterly Report on Form 10-Q* for March 31, 2008, for additional information regarding the large provision for loan losses in the first quarter of 2008. The allowance for loan losses increased $10.9 million, or 37.5%, to $40.1 million at December 31, 2009, compared to $29.2 million at December 31, 2008. Net charge-offs were $24.9 million in the year ended December 31, 2009, versus $48.5 million in the year ended December 31, 2008. The amount of charge-offs for the twelve months ended December 31, 2008, was due principally to the $35 million which was provided for and charged off in the quarter ended March 31, 2008, related to the Company's loans to the Arkansas-based bank holding company and related loans to individuals described in the Company's *Quarterly Report on Form 10-Q* for March 31, 2008. In 2009, the majority of the charge-offs related to twelve relationships which were charged down, with the largest charge-off being approximately $3.9 million. In addition, general market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to increased provisions in both 2008 and 2009. As properties were transferred into foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Loans acquired in the March 20, 2009 and September 4, 2009, FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank significant protection from losses in the acquired portfolio of loans. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreement, was 2.35% and 1.66% at December 31, 2009 and 2008, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at December 31, 2009, based on recent reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate significantly, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

Former TeamBank and Vantus Bank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which substantially cover principal losses that may be incurred in these portfolios. In addition, these covered assets were recorded at their estimated fair values as of March 20, 2009, for TeamBank and September 4, 2009, for Vantus Bank, and no material additional losses or changes to these estimated fair values have been identified as of December 31, 2009.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets at December 31, 2009 were $65.0 million, a decrease of $860,000 from December 31, 2008. Non-performing assets, excluding FDIC-covered assets, as a percentage of total assets were 1.79% at December 31, 2009, compared to 2.48% at December 31, 2008. Compared to December 31, 2008, non-performing loans decreased $6.7 million to $26.5 million while foreclosed assets increased $5.9 million to $38.5 million. Construction and land development loans comprised $8.7 million, or 33%, of the total $26.5 million of non-performing loans at December 31, 2009. Commercial real estate loans comprised $8.9 million, or 33%, of the total $26.5 million of non-performing loans at December 31, 2009.

Non-performing Loans. Compared to December 31, 2008, non-performing loans decreased $6.7 million to $26.5 million. Decreases in non-performing loans during the year ended December 31, 2009, were primarily due to the transfer of all or a portion of eight loan relationships from the Non-performing Loans category to the Foreclosed Assets category (five of which were non-performing relationships at December 31, 2008 and three of which were added to non-performing relationships in 2009), the repayment in full of one relationship (which was added to non-performing relationships in 2009) and the return of two relationships to performing status due to receipt of payments or additional collateral (both of which were added to non-performing relationships in 2009). The decreases were as follows:

- A $2.3 million loan relationship, which was also added to Non-performing Loans in 2009, secured primarily by single family residences, duplexes and triplexes in the Joplin, Mo. area. This relationship was charged down approximately $500,000 prior to foreclosure in the fourth quarter of 2009.

- A $2.4 million loan relationship, which was also added to Non-performing Loans in 2009, secured by a partially-completed subdivision in Springfield, Mo. and improved commercial and residential land in Branson, Mo. This relationship was charged down approximately $1 million at foreclosure in the fourth quarter of 2009.

- A $1.6 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured primarily by eleven houses for sale in Northwest Arkansas. These houses were transferred to foreclosed assets during the third and fourth quarters of 2009. Of the eleven houses foreclosed, five were sold prior to December 31, 2009.

- An original $3.2 million loan relationship, which was also added to Non-performing Loans in 2009, secured primarily by an office building near Springfield, Mo. and commercial land in Branson, Mo. This relationship was charged down approximately $1.5 million upon transfer to non-performing loans. A parcel of commercial land was foreclosed in the second quarter of 2009, and the remainder of the relationship was transferred to foreclosed assets in the third quarter of 2009.

- An $8.3 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured primarily by lots in multiple subdivisions in the St. Louis area, was removed from the Non-performing Loans category through the transfer of $6.4 million to foreclosed assets during the first and second quarters of 2009 and the charge-off of $1.4 million prior to foreclosure. This relationship was previously charged down $2.0 million upon transfer to non-performing loans. The $6.4 million remaining balance in foreclosed assets represents lots in nine subdivisions in the St. Louis area.

- A $7.7 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured by a condominium and retail historic rehabilitation development in St. Louis, was transferred to foreclosed assets during the second quarter of 2009. The original relationship had been reduced through the receipt of Tax Increment Financing funds and Federal and State historic tax credits. Upon receipt of the remaining Federal and State tax credits in 2009, the Company reduced the balance of this relationship to approximately $5.5 million. At the time of foreclosure, this relationship was further reduced to $4.4 million through a charge-off of $1.1 million.

- A $2.5 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured by a condominium development in Kansas City, was transferred to foreclosed assets during the first quarter of 2009. Five condominium units were sold during 2009 and four remain in foreclosed assets at December 31, 2009 represented by a balance of $700,000

- A $2.3 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured by commercial land to be developed into commercial lots in Northwest Arkansas, was transferred to foreclosed assets. This relationship was previously charged down approximately $285,000 upon transfer to non-performing loans and was charged down an additional $320,000 in the first quarter of 2009 upon the transfer to foreclosed assets. The balance remaining in Foreclosed Assets was $1.7 million at December 31, 2009, after an additional $300,000 was charged down through expenses on foreclosed assets in the third quarter of 2009.

- A $1.4 million loan relationship, which was also added to Non-performing Loans in 2009, secured by a condominium historic rehabilitation development in St. Louis was returned to performing status during the third quarter of 2009 due to receipt of payments. This is a participation loan in which Great Southern is not the lead bank. The remaining condominium units have been converted to apartment units with satisfactory lease-up and cash flows.

- A $1.5 million loan relationship, which was also added to Non-performing Loans in 2009, secured by an ownership in a closely-held corporation. Additional collateral, including a non-owner occupied residence and a debt service reserve, was provided in the fourth quarter of 2009. Repayment is anticipated from the sale of the residence. As noted below, this loan was considered to be a potential problem loan at December 31, 2009.

- A $1.1 million loan relationship, which was also added to Non-performing Loans in 2009, secured by a motel in central Missouri. The collateral was purchased by a third party at foreclosure and the loan was paid off in the second quarter of 2009.

Partially offsetting these decreases in non-performing loans were the following additions to loans in this category during the year ended December 31, 2009, which remained as Non-performing Loans at December 31, 2009:

- A $2.8 million loan relationship, secured by the real estate of car dealerships in Southwest Missouri. In February of 2010, the Company began foreclosure proceedings on this property.

- A $1.9 million loan relationship, secured primarily by a mini-storage facility, rental houses and equipment in Southwest Missouri.

- A $1.6 million relationship, secured by an apartment complex and campground in the Branson, Mo. area.

- A $1.4 million relationship, secured by a subdivision and spec houses in the Branson, Mo. area.

- A $1.4 million relationship secured by residential lots, a commercial building and complete and incomplete non-owner occupied houses located in Southwest Missouri.

- A $1.0 million relationship secured by rental properties located in Central Missouri.

- A $5.3 million relationship, which is secured by commercial lots and acreage located in Northwest Arkansas. The slowdown in the market has made it difficult for the borrower to market or develop the property.

As noted above, there were six additional relationships that were added to Non-performing Loans in 2009 that were subsequently removed from Non-performing Loans in 2009. At December 31, 2009, six significant loan relationships in excess of $1 million accounted for $14.4 million of the total non-performing loan balance of $26.5 million. No other relationships in excess of $1 million were in the non-performing loan category as of December 31, 2009. None of the significant loan relationships included in Non-performing Loans at December 31, 2008, remained in this category at December 31, 2009.

Foreclosed Assets. Of the total $41.7 million of foreclosed assets at December 31, 2009, $3.1 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in March and September of 2009. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following discussion of foreclosed assets. Excluding these loss sharing assets, foreclosed assets increased $5.8 million during the year ended December 31, 2009, from $32.7 million at December 31, 2008, to $38.5 million at December 31, 2009. During the year ended December 31, 2009, foreclosed assets increased primarily due to the addition of five significant relationships to the foreclosed assets category and the addition of several smaller relationships that involve houses that are completed and for sale or under construction, as well as developed subdivision lots, partially offset by the sale of similar houses and subdivision lots. These five significant relationships, along with three significant relationships from December 31, 2008 that remain in the foreclosed assets category, are described below.

At December 31, 2009, eight separate relationships totaled $20.7 million, or 54%, of the total foreclosed assets balance. These eight relationships include:

- A $3.0 million asset relationship, which was included in Foreclosed Assets at December 31, 2008, involving a residential development in the St. Louis, Mo., metropolitan area. This St. Louis area relationship was foreclosed in the first quarter 2008. The Company recorded a loan charge-off of $1.0 million at the time of transfer to foreclosed assets based upon updated valuations of the assets. The Company is pursuing collection efforts against the guarantors on this credit.

- A $2.7 million asset relationship, which was included in Foreclosed Assets at December 31, 2008, involving a mixed use development in the St. Louis, Mo., metropolitan area. This was originally a $15 million loan relationship that was reduced by guarantors paying down the balance by $10 million in 2008 and the allocation of a portion of the collateral to a performing loan, the payment of which comes from Tax Increment Financing revenues of the development.

- A $2.1 million asset relationship, which was included in Foreclosed Assets at December 31, 2008, and previously involved two residential developments (now one development) in the Kansas City, Mo., metropolitan area. This subdivision is primarily comprised of developed lots with some additional undeveloped ground. This relationship has been reduced from $4.3 million through the sale of one of the subdivisions and a charge down of the balance in 2008. The Company is marketing the property for sale.

- A $6.4 million asset relationship, which involves lots in nine subdivisions in the St. Louis, Mo., area. This relationship was foreclosed during the first and second quarters of 2009, and was discussed above as an $8.3 million relationship under Non-performing Loans.

- A $1.8 million asset relationship, which involves twenty-one residential investment properties in the Joplin, Mo. Area, and was discussed above as a $2.3 million relationship under Non-performing Loans. The Company is marketing these properties for sale.

- A $1.7 million asset relationship, which involves commercial land to be developed into commercial lots in Northwest Arkansas, and was discussed above as a $2.3 million relationship under Non-performing Loans. The Company is marketing the property for sale.

- A $1.5 million asset relationship, which involves an office building near Springfield, Mo., and was discussed above as an original $3.2 million relationship under Non-performing Loans. The Company is marketing the property for sale.

- A $1.4 million asset relationship, which involves a partially completed subdivision in Springfield, Mo., and was discussed above as a $2.4 million relationship under Non-performing Loans. The Company is marketing the property for sale.

The addition of five significant relationships to foreclosed assets during 2009 was partially offset by decreases in significant relationships such as the sale of a $3.9 million relationship consisting of an office building in Southeast Missouri; the sale of a $1.5 million house that was part of a $1.8 million relationship and the sales of portions of relationships consisting of condominiums in Kansas City, Mo. and houses in Northwest Arkansas.

Potential Problem Loans. Potential problem loans increased $32.7 million during the year ended December 31, 2009 from $17.8 million at December 31, 2008 to $50.5 million at December 31, 2009. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

During the year ended December 31, 2009, potential problem loans increased primarily due to the addition of ten unrelated relationships totaling $40.7 million to the Potential Problem Loans category. These ten relationships include:

- A $9.6 million relationship secured by condominium units and commercial land located at Lake of the Ozarks, Mo. In February of 2010, the Company began foreclosure proceedings on this property.

- A $9.0 million relationship consisting of a condominium project located in Branson, Mo. This project is experiencing slower than expected sales.

- A $5.6 million relationship secured by an apartment and retail complex located in St. Louis.

- A $5.5 million relationship secured by subdivisions and land in the Springfield, Mo., and Branson, Mo., areas.

- A $2.7 million relationship secured by commercial improved ground located near Springfield, Mo. The borrower is in the development business and is experiencing some cash flow difficulties.

- A $2.0 million relationship secured by a motel located in Springfield, Mo. The motel is operating but has experienced low occupancy rates and cash flow difficulties.

- A $1.8 million relationship (previously a $1.5 million loan relationship included in the Non-Performing Loan category), secured by an ownership in a closely-held corporation. Improvement with the credit occurred when a non-owner occupied residence and a debt service reserve were taken as additional collateral in the fourth quarter of 2009. Repayment is anticipated from the sale of the residence.

- A $1.8 million relationship secured by rental houses and duplexes located in Springfield, Mo. The borrower is experiencing some cash flow difficulties as a result of higher than normal vacancies.

- A $1.7 million loan secured by rental houses and lots located in the Springfield, Mo. area. The borrower is experiencing some cash flow difficulties as a result of higher than normal vacancies.

- A $1.0 million loan secured by duplexes near Springfield, Mo. The borrower is experiencing some cash flow difficulties as a result of higher than normal vacancies.

During the year ended December 31, 2009, potential problem loans decreased primarily due to the transfer of ten unrelated significant relationships totaling $17.9 million from the Potential Problem Loans category to other non-performing asset categories as previously discussed above.

At December 31, 2009, two other large unrelated relationships were included in the Potential Problem Loan category, which were included in the Potential Problem Loan category at December 31, 2008. One consists of a retail center, improved commercial land and other collateral in the states of Georgia and Texas totaling $1.8 million. During 2008, the Company obtained additional collateral and guarantor support; however, the Company still considers a portion of this relationship as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. The other, a $1.2 million relationship, consists of a subdivision and leased houses in Joplin, Missouri. At December 31, 2009, the twelve significant relationships described above accounted for $43.7 million of the potential problem loan total.

Non-interest Income

Non-interest income for the year ended December 31, 2009 was $122.8 million compared with $28.1 million for the year ended December 31, 2008. The $94.7 million increase was mainly the result of gains recognized on the two FDIC-assisted transactions, which are discussed below along with other items:

FDIC-assisted transactions: A total of $89.8 million of one-time pre-tax gains was recorded related to the fair value accounting estimates of the assets acquired and liabilities assumed in the FDIC-assisted transactions involving TeamBank and Vantus Bank. Additional income of $2.7 million was recorded due to the discount related to the FDIC indemnification assets booked in connection with these transactions. Additional income will be recognized in future periods as loans are collected from customers and as reimbursements of losses are collected from the FDIC, but we cannot estimate the timing of this income due to the variables associated with these transactions.

Gain on loan sales: Net realized gains on loan sales increased $1.5 million, or 104.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. The gain on loan sales was mainly due to a higher volume of fixed-rate residential mortgage loan originations, which the Company typically sells in the secondary market. The higher volume mainly came from the Company's operations in Springfield and its Iowa operations acquired through the Vantus Bank transaction.

Securities gains, losses and impairments: Net losses on securities sales and impairments for the year ending December 31, 2009, were $1.5 million compared to net losses on securities sales and impairments in the year ending December 31, 2008, of $7.3 million. The 2009 losses included a $2.9 million impairment related to a non-agency collateralized mortgage obligation, $530,000 related to the impairment of equity securities and a $575,000 impairment on pooled trust preferred investments. These impairment losses were partially offset by gains on the sales of various investment securities throughout 2009. The losses in 2008 were primarily due to the impairment write-down of $5.3 million related to Fannie Mae and Freddie Mac preferred stock, which was discussed in the September 30, 2008, *Quarterly Report on Form 10-Q*. These equity investments were subsequently sold in 2009. An additional $2.1 million loss recorded in the 2008 period related to an impairment write-down in value of certain available-for-sale equity investments. The Company continues to hold the majority of these securities in the available-for-sale category.

Deposit account charges: Deposit account charges and ATM and debit card usage fees increased $2.3 million, or 15.1%, in the year ended December 31, 2009, compared to the year ended December 31, 2008. Total income on deposit account charges was $17.7 million in 2009. A large portion of this increase was the result of the customers added in the FDIC-assisted transactions as well as organic growth in the legacy Great Southern footprint.

Partially offsetting the above positive income items for 2009 as compared with 2008 were the following items:

Interest rate swaps: The change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits resulted in an increase of $1.2 million in the year ended December 31, 2009, compared to an increase of $5.3 million in the year ended December 31, 2008. This income was part of the 2005 accounting restatement described in previous filings. There should be no income or expense related to this in future periods.

Commission revenue: Commission income for the year ended December 31, 2009 from the Company's travel, insurance and investment divisions decreased $1.9 million, or 22.3%, compared to the year ended December 31, 2008. The decrease was primarily in the Company's travel division, where customers have reduced their travel in light of current economic conditions. Another large portion of the decrease also occurred in the investment division as a result of the alliance formed in 2008 with Ameriprise Financial Services. As a result of this change, Great Southern now records most of its investment services activity on a net basis in non-interest income.

Non-GAAP Reconciliation
(In Thousands)

	Year Ended December 31, 2009		
	As Reported	**Effect of Hedge Accounting Entries Recorded**	**Excluding Hedge Accounting Entries Recorded**
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **122,784**	$ 1,184	$ 121,600

	Year Ended December 31, 2008		
	As Reported	**Effect of Hedge Accounting Entries Recorded**	**Excluding Hedge Accounting Entries Recorded**
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **28,144**	$ 6,976	$ 21,168

Non-Interest Expense

Total non-interest expense increased $22.5 million, or 40.4%, from $55.7 million in the year ended December 31, 2008, compared to $78.2 million in the year ended December 31, 2009. The Company's efficiency ratio for the year ended December 31, 2009, was 36.88% compared to 55.86% in 2008. The Company's ratio of non-interest expense to average assets increased from 2.07% for the year ended December 31, 2008, to 2.15% for the year ended December 31, 2009. The efficiency ratio in 2009 was positively impacted by the TeamBank and Vantus Bank-related one-time gains and negatively impacted by the investment securities impairment write-downs recorded by the Company in 2009 and the other expenses discussed below. The following were key items related to the increases in non-interest expense for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

TeamBank N.A. FDIC-assisted transaction: A portion of the Company's increase in non-interest expense during 2009 compared to 2008 related to the FDIC-assisted acquisition and operations of the former TeamBank. For the year ended December 31, 2009, non-interest expenses related to the acquisition and on-going operations of the former TeamBank banking centers was $10.0 million. In addition, the Company recorded other non-interest expenses related to TeamBank that have been absorbed in other pre-existing areas of the Company. In the year ended December 31, 2009, the Company incurred costs related to the conversion of deposits and loans to its core computer processing systems and incurred expenses related to retention and separation pay for employees whose positions were consolidated. The largest expense increases were in the areas of salaries and benefits and occupancy and equipment expenses.

Vantus Bank FDIC-assisted transaction: The Company's increase in non-interest expense during 2009 compared to 2008 was also related to the FDIC-assisted acquisition and operations of Vantus Bank. For the year ended December 31, 2009, non-interest expenses associated with the acquisition and on-going operations of the former Vantus Bank banking centers was $4.9 million. In addition, the Company recorded other non-interest expenses related to the operation of other areas of the former Vantus Bank, such as lending and certain support functions. During 2009, the Company incurred costs related to the conversion of deposit and loan information to its core computer processing systems and incurred expenses related to retention and separation pay for employees whose positions were consolidated. The largest expense increases were in the areas of salaries and benefits and occupancy and equipment expenses.

New banking centers: The Company's increase in non-interest expense during 2009 compared to 2008 was also related to the continued internal growth of the Company. The Company opened its first retail banking center in Creve Coeur, Mo., in May 2009, and its second banking center in Lee's Summit, Mo., in late September 2009. In the year ended December 31, 2009, compared to the year ended December 31, 2008, non-interest expenses increased $686,000 associated with the ongoing operations of these locations.

FDIC insurance premiums: In 2009, the FDIC significantly increased insurance premiums for all banks, nearly doubling the regular quarterly deposit insurance assessments compared to the 2008 rates. In addition, the FDIC imposed a special five basis point assessment on all insured depository institutions based on assets (minus Tier 1 capital) as of June 30, 2009. The Company recorded an expense of $1.7 million in the second quarter of 2009 for this special assessment. Due to growth of the Company and the increased assessment rates, FDIC insurance expense (including the second quarter special assessment) increased from $2.2 million for the year ended December 31, 2008, to $5.7 million for the year ended December 31, 2009.

On November 12, 2009, the FDIC adopted a final rule amending the assessment regulations to require insured depository institutions to prepay their estimated quarterly regular risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. The Company prepaid $13.2 million, which will be expensed in the normal course of business throughout this three-year period.

Foreclosure-related expenses: Due to the increases in levels of foreclosed assets, foreclosure-related expenses increased $1.5 million (net of income received on foreclosed assets) for the year ended December 31, 2009 compared to the year ended December 31, 2008. The Company expects that expenses on foreclosed assets and expenses related to the credit resolution process will remain elevated in 2010.

Net occupancy and equipment expenses: Significant increases in occupancy and equipment expenses were primarily related to the two FDIC-assisted transactions. For the year ended December 31, 2009, these expenses were $12.5 million, an increase of $4.2 million, compared to the year ended December 31, 2008.

Non-GAAP Reconciliation:
(Dollars In Thousands)

	Year Ended December 31,					
	2009			2008		
	Non-Interest Expense	Revenue Dollars*	%	Non-Interest Expense	Revenue Dollars*	%
Efficiency Ratio	**$ 78,195**	**$ 212,047**	**36.88%**	**$ 55,706**	**$ 99,727**	**55.86%**
Amortization of deposit broker origination fees	---	393	(.07)	---	3,111	(1.81)
Net change in fair value of interest rate swaps and related deposits	---	(1,184)	.20	---	(6,976)	4.06
Efficiency ratio excluding impact of hedge accounting entries	$ 78,195	$ 211,256	37.01%	$ 55,706	$ 95,862	58.11%

*Net interest income plus non-interest income.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 33.7% for the year ended December 31, 2009. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by higher balances and rates of tax-exempt investment securities and loans. The Company's effective tax benefit rate was 45.9% for the year ended December 31, 2008. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by higher balances and rates of tax-exempt investment securities and loans, and in 2008, was also significantly influenced by the amount of the tax-exempt interest income relative to the Company's pre-tax loss. For future periods, the Company expects the effective tax rate to be in the range of 32-36% of pre-tax net income.

Liquidity and Capital Resources

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 2010, the Company had commitments of approximately $94.8 million to fund loan originations, $163.3 million of unused lines of credit and unadvanced loans, and $16.7 million of outstanding letters of credit.

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2010. Additional information regarding these contractual obligations is discussed further in Notes 9, 10, 11, 12, 13, 14 and 17 of the accompanying audited financial statements.

	Payments Due In:			
	One Year or Less	Over One to Five Years	Over Five Years	Total
	(In Thousands)			
Deposits without a stated maturity	$ 1,296,189	$ ---	$ ---	$ 1,296,189
Time and brokered certificates of deposit	1,002,613	295,296	1,795	1,299,704
Federal Home Loan Bank advances	32,293	34,727	86,505	153,525
Short-term borrowings	257,958	---	---	257,958
Structured repurchase agreements	---	53,142	---	53,142
Subordinated debentures	---	---	30,929	30,929
Operating leases	1,202	2,722	857	4,781
Dividends declared but not paid	2,849	---	---	2,849
	$2,593,104	$385,887	$120,086	$3,099,077

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

At December 31, 2010, the Company's total stockholders' equity was $304.0 million, or 8.9% of total assets. At December 31, 2010, common stockholders' equity was $247.5 million, or 7.3% of total assets, equivalent to a book value of $18.40 per common share. Total stockholders' equity at December 31, 2009, was $298.9 million, or 8.2% of total assets. At December 31, 2009, common stockholders' equity was $242.9 million, or 6.7% of total assets, equivalent to a book value of $18.12 per common share.

At December 31, 2010, the Company's tangible common equity to total assets ratio was 7.1% as compared to 6.5% at December 31, 2009. The Company's tangible common equity to total risk-weighted assets ratio was 12.5% at December 31, 2010, compared to 11.4 % at December 31, 2009.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage ratio. On December 31, 2010, the Bank's Tier 1 risk-based capital ratio was 14.6%, total risk-based capital ratio was 15.8% and the Tier 1 leverage ratio was 8.3%. As of December 31, 2010, the Bank was "well capitalized" as defined by the Federal banking agencies' capital-related regulations. The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2010, the Company's Tier 1 risk-based capital ratio was 16.8%, total risk-based capital ratio was 18.0% and the Tier 1 leverage ratio was 9.5%. As of December 31, 2010, the Company was "well capitalized" under the capital ratios described above.

On December 5, 2008, the Company completed a transaction to participate in the U.S. Treasury's voluntary Capital Purchase Program. The Capital Purchase Program, a part of the Emergency Economic Stabilization Act of 2009, was designed to provide capital to healthy financial institutions, thereby increasing confidence in the banking industry and increasing the flow of financing to businesses and consumers. The Company received $58.0 million from the U.S. Treasury through the sale of 58,000 shares of the Company's newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The Company also issued to the U.S. Treasury a warrant to purchase 909,091 shares of common stock at $9.57 per share. The amount of preferred shares sold represents approximately 3% of the Company's risk-weighted assets as of September 30, 2008. Through its preferred stock investment, the Treasury will receive a cumulative dividend of 5% per year for the first five years, or $2.9 million per year, and 9% per year thereafter. The preferred shares are callable at 100% of the issue price, subject to consultation by the U.S. Treasury with the Company's primary federal regulator. In addition, for a period of the earlier of three years or until these preferred shares have been redeemed by the Company or divested by the Treasury, the Company has certain limitations on dividends that may be declared on its common or preferred stock and is prohibited from repurchasing shares of its common or other capital stock or any trust preferred securities issued by the Company without the Treasury's consent.

At the time of this filing, the Company is reviewing and considering participation in the U.S. Treasury's Small Business Lending Fund (SBLF). Enacted into law in 2010 as part of the Small Business Jobs Act, the SBLF is a $30 billion fund that encourages lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. Banks with assets of more than a $1 billion, but less than $10 billion, may apply for SBLF funding that equals up to 3% of risk-weighted assets.

The SBLF provides an option for eligible community banks to refinance preferred stock issued to the Treasury through the Capital Purchase Program. As noted in this filing, the Company through its participation in the Capital Purchase Program received $58.0 million from the Treasury through the sale of preferred stock. The Treasury receives a cumulative dividend of 5% per year for the first five years, and 9% per year thereafter beginning in late 2013. If Capital Purchase Program funds were transferred to the SBLF, the 5% Capital Purchase Program dividend rate could potentially be reduced. Under the SBLF, the interest rate is variable for the first nine quarters. The initial rate is 5%, but could be as low as 1% depending on the level of small business lending. If lending does not increase in the first two years, however, the rate will increase to 7%. After 4.5 years (late 2015), the rate will increase to 9% if the bank has not repaid the SBLF funding.

Applications for the SBLF are due March 31, 2011, and there is no obligation to participate.

At December 31, 2010, the held-to-maturity investment portfolio included no gross unrealized losses and $175,000 of gross unrealized gains.

The Company's primary sources of funds are customer deposits, FHLBank advances, other borrowings, loan repayments, unpledged securities, proceeds from sales of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

At December 31, 2010 and 2009, the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2010	December 31, 2009
Federal Home Loan Bank line	$243.9 million	$239.3 million
Federal Reserve Bank line	$271.0 million	$254.4 million
Interest-Bearing and Non-Interest-Bearing Deposits	$430.0 million	$444.6 million
Unpledged Securities	$22.6 million	$2.0 million

Statements of Cash Flows. During the years ended December 31, 2010, 2009 and 2008, the Company had positive cash flows from operating activities. The Company experienced positive cash flows from investing activities during 2010 and 2009 and negative cash flows from investing activities during 2008. The Company experienced negative cash flows from financing activities during 2010 and 2009 and positive cash flows from financing activities during 2008.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for loan losses, impairments of investment securities, depreciation, gains on the purchase of additional business units and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $85.0 million, $38.8 million and $43.5 million during the years ended December 31, 2010, 2009 and 2008, respectively.

During the year ended December 31, 2010, investing activities provided cash of $123.7 million primarily due to the repayment of loans. During the year ended December 31, 2009, investing activities provided cash of $382.0 million primarily due to the cash received from the FDIC-assisted acquisitions and the repayment of loans. During the year ended December 31, 2008, investing activities used cash of $195.5 million, primarily due to net purchases of investment securities.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances, changes in short-term borrowings, proceeds from the issuance of preferred stock under the Treasury's CPP and changes in structured repurchase agreements, as well as the purchases of Company stock and dividend payments to stockholders. Financing activities used cash flows of $223.2 million during the year ended December 31, 2010, primarily due to reductions in customer repurchase agreements, reductions of brokered deposit balances and reductions of CDARS purchased funds and CDARS customer accounts. Financing activities used cash flows of $144.2 million during the year ended December 31, 2009, primarily due to the repayment of advances from the FHLBank and reduction of brokered deposit balances.

Financing activities provided cash flows of $239.4 million for the year ended December 31, 2008, primarily due to increases in brokered deposit balances and CDARS customer accounts, increases in customer repurchase agreements and proceeds from the issuance of preferred stock to the U.S. Treasury. Financing activities in the future are expected to primarily include changes in deposits, changes in FHLBank advances, changes in short-term borrowings and dividend payments to stockholders.

Dividends. During the year ended December 31, 2010, the Company declared and paid common stock cash dividends of $0.72 per share (49.3% of net income per common share). During the year ended December 31, 2009, the Company declared and paid common stock cash dividends of $0.72 per share (16.2% of net income per common share). The Board of Directors meets regularly to consider the level and the timing of dividend payments. The dividend declared but unpaid as of December 31, 2010, was paid to stockholders on January 12, 2011. As a result of the issuance of preferred stock to the U.S. Treasury in December 2008, the Company paid preferred dividends totaling $2.9 million and $2.7 million during the years ended December 31, 2010 and 2009, respectively.

Our participation in the Treasury's Capital Purchase Program (CPP) currently precludes us from increasing our common stock cash dividend above $0.18 per share per quarter without the consent of the Treasury until the earlier of December 5, 2011 or our repayment of the CPP funds or the transfer by the Treasury to third parties of all of the shares of preferred stock we issued to the Treasury pursuant to the CPP. As a result of the issuance of preferred stock to the Treasury pursuant to the CPP in December 2008, the Company also paid preferred stock cash dividends of $725,000 on each of February 16, 2010, May 17, 2010, August 16, 2010, and November 15, 2010. Quarterly payments of $725,000 will be due for the next three years, as long as the preferred stock is outstanding. Thereafter, for as long as the preferred stock remains outstanding, the preferred stock quarterly dividend payment will increase to $1.3 million.

Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the years ended December 31, 2010 and 2009, the Company did not repurchase any shares of its common stock.

Our participation in the CPP currently precludes us from purchasing shares of the Company's stock without the Treasury's consent until the earlier of December 5, 2011, or our repayment of the CPP funds or the transfer by the Treasury to third parties of all of the shares of preferred stock we issued to the Treasury pursuant to the CPP. Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets. Since the Company uses laddered brokered deposits and FHLBank advances to fund a portion of its loan growth, the Company's assets tend to reprice more quickly than its liabilities.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk to Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2010, Great Southern's internal interest rate risk models indicate a one-year interest rate sensitivity gap that is slightly positive. Generally, a rate increase by the FRB (which does not appear likely in the very near term based on current economic conditions and recent comments by FRB officials) would be expected to have an immediate negative impact on Great Southern's net interest income. As the Federal Funds rate is now very low, the Company's interest rate floors have been reached on most of its "prime rate" loans. In addition, Great Southern has elected to leave its "Great Southern Prime Rate" at 5.00% for those loans that are indexed to "Great Southern Prime" rather than "Wall Street Journal Prime." While these interest rate floors and prime rate adjustments have helped keep the rate on our loan portfolio higher in this very low interest rate environment, they will also reduce the positive effect to our loan rates when market interest rates, specifically the "prime rate," begin to increase. The interest rate on these loans will not increase until the loan floors are reached and the "Wall Street Journal Prime" interest rate exceeds 5.00%. If rates remain generally unchanged in the short-term, we expect that our cost of funds will continue to decrease somewhat as we continue to redeem some of our wholesale funds. In addition, a significant portion of our retail certificates of deposit mature in the next few months and we expect that they will be replaced with new certificates of deposit at somewhat lower interest rates.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

From time to time, the Company may enter into interest-rate swap derivatives, primarily as an asset/liability management strategy, in order to hedge the change in the fair value from recorded fixed rate liabilities (long term fixed rate CDs). The terms of the swaps are carefully matched to the terms of the underlying hedged item and when the relationship is properly documented as a hedge and proven to be effective, it is designated as a fair value hedge. The fair market value of derivative financial instruments is based on the present value of future expected cash flows from those instruments discounted at market forward rates and are recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective changes in the fair market value of the hedged item due to changes in the benchmark interest rate are similarly recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective gains/losses are reported in interest expense and $-0- and $(98,000) of ineffectiveness was recorded in income in the non-interest income caption for the years ended December 31, 2010 and 2009, respectively. Gains and losses on early termination of the designated fair value derivative financial instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the fair market value of the derivative financial instrument is recorded on the balance sheet as an asset or a liability (in prepaid expenses and other assets or accounts payable and accrued expenses) with the resultant gains and losses recognized in non-interest income.

From time to time the Company may enter into interest rate swap agreements with the objective of economically hedging against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit caused by changes in market interest rates. The swap agreements generally provide for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company is to pay or receive interest monthly, quarterly, semiannually or at maturity.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2010. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

	December 31,							
	2011	2012	2013	2014	2015	Thereafter	Total	2010 Fair Value
	(Dollars In Thousands)							
Financial Assets:								
Interest bearing deposits	$ 360,215	---	---	---	---	---	$ 360,215	$ 360,215
Weighted average rate	0.20 %	---	---	---	---	---	0.20%	
Available-for-sale equity securities	---	---	---	---	---	$ 2,123	$ 2,123	$ 2,123
Weighted average rate	---	---	---	---	---	0.18%	0.18%	
Available-for-sale debt securities(1)	$ 16,338	$ 10,433	$ 5,801	$ 8,169	$ 9,385	$ 717,297	$ 767,423	$ 767,423
Weighted average rate	4.72 %	6.10%	6.20%	6.08%	5.98%	3.46%	3.60%	
Held-to-maturity securities	---	---	---	---	---	$ 1,125	$ 1,125	$ 1,300
Weighted average rate	---	---	---	---	---	7.31%	7.31%	
Adjustable rate loans	$ 489,533	$ 116,749	$ 120,694	$ 34,943	$ 29,909	$ 328,374	$ 1,120,202	$ 1,120,242
Weighted average rate	5.85 %	5.21%	4.88%	5.67%	5.46%	5.10%	5.44%	
Fixed rate loans	$ 289,329	$ 125,679	$ 116,393	$ 68,533	$ 86,375	$ 259,476	$ 945,785	$ 947,203
Weighted average rate	6.13 %	6.41%	6.59%	6.90%	6.11%	7.19%	6.57%	
Federal Home Loan Bank stock	---	---	---	---	---	$ 11,572	$ 11,572	$ 11,572
Weighted average rate	---	---	---	---	---	3.54%	3.54%	
Total financial assets	$ 1,155,415	$ 252,861	$ 242,888	$ 111,645	$ 125,669	$ 1,319,967	$ 3,208,445	
Financial Liabilities:								
Time deposits	$ 1,002,613	$ 198,669	$ 41,919	$ 33,703	$ 21,005	$ 1,795	$ 1,299,704	$ 1,307,251
Weighted average rate	1.70 %	2.25%	2.25%	2.43%	2.76%	3.84%	1.85%	
Interest-bearing demand	$ 1,038,620	---	---	---	---	---	$ 1,038,620	$ 1,038,620
Weighted average rate	0.83 %	---	---	---	---	---	0.83%	
Non-interest-bearing demand	$ 257,569	---	---	---	---	---	$ 257,569	$ 257,569
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank	$ 33,015	$ 23,188	$ 315	$ 365	$ 10,091	$ 86,551	$ 153,525	$ 158,052
Weighted average rate	4.28 %	4.41%	5.68%	5.47%	3.87%	3.72%	3.96%	
Short-term borrowings	$ 257,958	---	---	---	---	---	$ 257,958	$ 257,958
Weighted average rate	0.26 %	---	---	---	---	---	0.26%	
Structured repurchase agreements	---	---	$ 3,142	---	$ 50,000	---	$ 53,142	$ 61,007
Weighted average rate	---	---	4.68%	---	4.34%	---	4.36%	
Subordinated debentures	---	---	---	---	---	$ 30,929	$ 30,929	$ 30,929
Weighted average rate	---	---	---	---	---	1.85%	1.85%	
Total financial liabilities	$ 2,589,775	$ 221,857	$ 45,376	$ 34,068	$ 81,096	$ 119,275	$ 3,091,447	

(1) Available-for-sale debt securities include approximately $668 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. Of this total, $596 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

Repricing

	December 31,							
	2011	2012	2013	2014	2015	Thereafter	Total	2010 Fair Value
				(Dollars In Thousands)				
Financial Assets:								
Interest bearing deposits	$ 360,215	---	---	---	---	---	$ 360,215	$ 360,215
Weighted average rate	0.20%	---	---	---	---	---	0.20%	
Available-for-sale equity securities	---	---	---	---	---	$ 2,123	$ 2,123	$ 2,123
Weighted average rate	---	---	---	---	---	0.18%	0.18%	
Available-for-sale debt securities(1)	$ 102,037	$ 42,902	$ 180,083	$ 43,092	$ 190,954	$ 208,355	$ 767,423	$ 767,423
Weighted average rate	2.81%	2.51%	3.04%	4.16%	2.94%	5.20%	3.60%	
Held-to-maturity securities	---	---	---	---	---	$ 1,125	$ 1,125	$ 1,300
Weighted average rate	---	---	---	---	---	7. 31%	7.31%	
Adjustable rate loans	$ 1,042,501	$ 18,184	$ 30,430	$ 14,218	$ 12,162	$ 2,707	$ 1,120,202	$ 1,120,242
Weighted average rate	5.42%	6.45%	5.72%	5.29%	4.81%	5.49%	5.44%	
Fixed rate loans	$ 289,329	$ 125,679	$ 116,393	$ 68,533	$ 86,375	$ 259,476	$ 945,785	$ 947,203
Weighted average rate	6.13%	6.41%	6.59%	6.90%	6.12%	7.19%	6.57%	
Federal Home Loan Bank stock	$ 11,572	---	---	---	---	---	$ 11,572	$ 11,572
Weighted average rate	3.54%	---	---	---	---	---	3.54%	
Total financial assets	$ 1,805,654	$ 186,765	$ 326,906	$ 125,843	$ 289,491	$ 473,786	$ 3,208,445	
Financial Liabilities:								
Time deposits(3)	$ 1,016,166	$ 198,669	$ 41,919	$ 20,150	$ 21,005	$ 1,795	$ 1,299,704	$ 1,307,251
Weighted average rate	1.71%	2.25%	2.25%	2.72%	2.76%	3.84%	1.85%	
Interest-bearing demand	$ 1,038,620	---	---	---	---	---	$ 1,038,620	$ 1,038,620
Weighted average rate	0.83%	---	---	---	---	---	0.83%	
Non-interest-bearing demand(2)	---	---	---	---	---	$ 257,569	$ 257,569	$ 257,569
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank advances	$ 118,016	$ 23,188	$ 315	$ 365	$ 10,091	$ 1,550	$ 153,525	$ 158,052
Weighted average rate	3.85%	4.41%	5.68%	5.47%	3.87%	5.40%	3.96%	
Short-term borrowings	$ 257,958	---	---	---	---	---	$ 257,958	$ 257,958
Weighted average rate	0.26%	---	---	---	---	---	0.26%	
Structured repurchase agreements	$ 50,000	---	$ 3,142	---	---	---	$ 53,142	$ 61,007
Weighted average rate	4.34%	---	4.68%	---	---	---	4.36%	
Subordinated debentures	$ 30,929	---	---	---	---	---	$ 30,929	$ 30,929
Weighted average rate	1.85%	---	---	---	---	---	1.85%	
Total financial liabilities	$ 2,511,689	$ 221,857	$ 45,376	$ 20,515	$ 31,096	$ 260,914	$ 3,091,447	
Periodic repricing GAP	$ (706,035)	$ (35,092)	$ 281,530	$ 105,328	$ 258,395	$ 212,872	$ 116,998	
Cumulative repricing GAP	$ (706,035)	$ (741,127)	$ (459,597)	$ (354,269)	$ (95,874)	$ 116,998		

(1) Available-for-sale debt securities include approximately $668 million of mortgage-backed securities, collateralized mortgage obligations and SBA loan pools which pay interest and principal monthly to the Company. Of this total, $596 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

(2) Non-interest-bearing demand is included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.

(3) Time deposits include the effects of the Company's interest rate swaps on brokered certificates of deposit. These derivatives qualify for hedge accounting treatment.

Great Southern Bancorp, Inc.

Accountants' Report and Consolidated Financial Statements

December 31, 2010 and 2009

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Great Southern Bancorp, Inc.
Springfield, Missouri

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Southern Bancorp, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 4, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Springfield, Missouri
March 4, 2011

Great Southern Bancorp, Inc.

Consolidated Statements of Financial Condition

December 31, 2010 and 2009

(In Thousands, Except Per Share Data)

Assets

	2010	2009
Cash	$ 69,756	$ 242,723
Interest-bearing deposits in other financial institutions	360,215	201,853
Cash and cash equivalents	429,971	444,576
Available-for-sale securities	769,546	764,291
Held-to-maturity securities	1,125	16,290
Mortgage loans held for sale	22,499	9,269
Loans receivable, net of allowance for loan losses of $41,487 and $40,101 at December 31, 2010 and 2009, respectively	1,876,887	2,082,125
FDIC indemnification asset	100,878	141,484
Interest receivable	12,628	15,582
Prepaid expenses and other assets	52,390	66,020
Foreclosed assets held for sale, net	60,262	41,660
Premises and equipment, net	68,352	42,383
Goodwill and other intangible assets	5,395	6,216
Federal Home Loan Bank stock	11,572	11,223
Total assets	$ 3,411,505	$ 3,641,119

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2010	2009
Liabilities		
Deposits	$ 2,595,893	$ 2,713,961
Federal Home Loan Bank advances	153,525	171,603
Securities sold under reverse repurchase agreements with customers	257,180	335,893
Short-term borrowings	778	289
Structured repurchase agreements	53,142	53,194
Subordinated debentures issued to capital trust	30,929	30,929
Accrued interest payable	3,765	6,283
Advances from borrowers for taxes and insurance	1,019	1,268
Accounts payable and accrued expenses	10,395	9,423
Current and deferred income taxes	870	19,368
Total liabilities	3,107,496	3,342,211
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 58,000 shares	56,480	56,017
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2010 – 13,454,000 shares, 2009 – 13,406,403 shares	134	134
Common stock warrants; 909,091 shares	2,452	2,452
Additional paid-in capital	20,701	20,180
Retained earnings	220,021	208,625
Accumulated other comprehensive gain		
Unrealized gain on available-for-sale securities, net of income taxes of $2,273 and $6,192 at December 31, 2010 and 2009, respectively	4,221	11,500
Total stockholders' equity	304,009	298,908
Total liabilities and stockholders' equity	$ 3,411,505	$ 3,641,119

Great Southern Bancorp, Inc.

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

(In Thousands, Except Per Share Data)

	2010	2009	2008
Interest Income			
Loans	$ 145,832	$ 123,463	$ 119,829
Investment securities and other	27,359	32,405	24,985
	173,191	155,868	144,814
Interest Expense			
Deposits	38,427	54,087	60,876
Federal Home Loan Bank advances	5,516	5,352	5,001
Short-term borrowings and repurchase agreements	3,329	6,393	5,892
Subordinated debentures issued to capital trust	578	773	1,462
	47,850	66,605	73,231
Net Interest Income	125,341	89,263	71,583
Provision for Loan Losses	35,630	35,800	52,200
Net Interest Income After Provision for Loan Losses	89,711	53,463	19,383
Noninterest Income			
Commissions	8,284	6,775	8,724
Service charges and ATM fees	18,652	17,669	15,352
Net gains on loan sales	3,765	2,889	1,415
Net realized gains on sales of available-for-sale securities	8,787	2,787	44
Realized impairment of available-for-sale securities	—	(4,308)	(7,386)
Late charges and fees on loans	767	672	819
Change in interest rate swap fair value net of change in hedged deposit fair value	—	1,184	6,981
Gain recognized on business acquisitions	—	89,795	—
Accretion (amortization) of income/expense related to business acquisition	(10,427)	2,733	—
Other income	2,124	2,588	2,195
	31,952	122,784	28,144
Noninterest Expense			
Salaries and employee benefits	44,842	40,450	31,081
Net occupancy expense	14,341	12,506	8,281
Postage	3,303	2,789	2,240
Insurance	4,562	5,716	2,223
Advertising	1,932	1,488	1,073
Office supplies and printing	1,522	1,195	820
Telephone	2,333	1,828	1,396
Legal, audit and other professional fees	2,867	2,778	1,739
Expense on foreclosed assets	4,914	4,959	3,431
Other operating expenses	8,288	4,486	3,422
	88,904	78,195	55,706
Income (Loss) Before Income Taxes	32,759	98,052	(8,179)
Provision (Credit) for Income Taxes	8,894	33,005	(3,751)
Net Income (Loss)	23,865	65,047	(4,428)
Preferred Stock Dividends and Discount Accretion	3,403	3,353	242
Net Income (Loss) Available to Common Shareholders	$ 20,462	$ 61,694	$ (4,670)
Earnings (Loss) Per Common Share			
Basic	$ 1.52	$ 4.61	$ (.35)
Diluted	$ 1.46	$ 4.44	$ (.35)

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2010, 2009 and 2008

(In Thousands, Except Per Share Data)

	Income (Loss)	Preferred Stock	Common Stock
Balance, January 1, 2008	$ —	$ —	$ 134
Net loss	(4,428)	—	—
Preferred stock issued	—	55,548	—
Common stock warrants issued	—	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	32	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized loss on available-for-sale securities, net of income taxes of $216	401	—	—
Company stock purchased	—	—	—
Reclassification of treasury stock per Maryland law	—	—	—
	$ (4,027)		
Balance, December 31, 2008	$ —	55,580	134
Net income	65,047	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	437	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $6,266	11,637	—	—
Reclassification of treasury stock per Maryland law	—	—	—
	$ 76,684		
Balance, December 31, 2009	$ —	56,017	134
Net income	23,865	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	463	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $(3,919)	(7,279)	—	—
Reclassification of treasury stock per Maryland law	—	—	—
Balance, December 31, 2010	$ 16,586	$ 56,480	$ 134

See Notes to Consolidated Financial Statements

Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$ —	$ 19,342	$ 170,933	$ (538)	$ —	$ 189,871
—	—	(4,428)	—	—	(4,428)
—	—	—	—	—	55,548
2,452	—	—	—	—	2,452
—	469	—	—	25	494
—	—	(9,633)	—	—	(9,633)
—	—	(32)	—	—	—
—	—	(210)	—	—	(210)
—	—	—	401	—	401
—	—	—	—	(408)	(408)
—	—	(383)	—	383	—
2,452	19,811	156,247	(137)	—	234,087
—	—	65,047	—	—	65,047
—	369	—	—	326	695
—	—	(9,642)	—	—	(9,642)
—	—	(437)	—	—	—
—	—	(2,916)	—	—	(2,916)
—	—	—	11,637	—	11,637
—	—	326	—	(326)	—
2,452	20,180	208,625	11,500	—	298,908
—	—	23,865	—	—	23,865
—	521	—	—	610	1,131
—	—	(9,676)	—	—	(9,676)
—	—	(463)	—	—	—
—	—	(2,940)	—	—	(2,940)
—	—	—	(7,279)	—	(7,279)
—	—	610	—	(610)	—
$ 2,452	$ 20,701	$ 220,021	$ 4,221	$ 0	$ 304,009

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(In Thousands)

	2010	2009	2008
Operating Activities			
Net income (loss)	$ 23,865	$ 65,047	$ (4,428)
Proceeds from sales of loans held for sale	179,472	194,599	94,935
Originations of loans held for sale	(189,269)	(196,726)	(91,914)
Items not requiring (providing) cash			
Depreciation	3,571	2,723	2,446
Amortization	2,087	756	383
Compensation expense for stock option grants	461	337	468
Provision for loan losses	35,630	35,800	52,200
Net gains on loan sales	(3,765)	(2,889)	(1,415)
Net realized (gains) losses and impairment on available-for-sale securities	(8,787)	1,521	7,342
Gain on sale of premises and equipment	(44)	(47)	(191)
Loss on sale of foreclosed assets	588	2,855	1,456
Gain on purchase of additional business units	—	(89,795)	—
Amortization (accretion) of deferred income, premiums and discounts	15,063	(6,626)	(1,960)
Change in interest rate swap fair value net of change in hedged deposit fair value	—	(1,184)	(6,983)
Deferred income taxes	(5,451)	24,875	(5,562)
Changes in			
Interest receivable	2,954	1,916	2,154
Prepaid expenses and other assets	39,303	923	(2,698)
Accounts payable and accrued expenses	(1,595)	(4,584)	2,626
Income taxes refundable/payable	(9,128)	9,267	(5,347)
Net cash provided by operating activities	84,955	38,768	43,512

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(In Thousands)

	2010	2009	2008
Investing Activities			
Net change in loans	$ 110,669	$ 103,995	$ 34,189
Purchase of loans	(12,164)	(23,252)	(12,030)
Proceeds from sale of student loans	22,291	9,407	634
Cash received from purchase of additional business units	—	265,769	—
Purchase of additional business units	(26)	—	—
Purchase of premises and equipment	(29,850)	(15,121)	(4,686)
Proceeds from sale of premises and equipment	354	266	434
Proceeds from sale of foreclosed assets	31,791	18,155	11,183
Capitalized costs on foreclosed assets	(1,669)	(502)	(567)
Proceeds from maturities, calls and repayments of held-to-maturity securities	45,165	70	60
Proceeds from sale of available-for-sale securities	296,829	110,739	85,242
Proceeds from maturities, calls and repayments of available-for-sale securities	199,113	229,069	206,902
Purchase of available-for-sale securities	(508,464)	(283,453)	(522,071)
Purchase of held-to-maturity securities	(30,000)	(40,000)	—
(Purchase) redemption of Federal Home Loan Bank stock	(349)	6,924	5,224
Net cash provided by (used in) investing activities	123,690	382,066	(195,486)

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(In Thousands)

	2010	2009	2008
Financing Activities			
Net increase (decrease) in certificates of deposit	$ (332,387)	$ (277,165)	$ 285,044
Net increase (decrease) in checking and savings accounts	216,535	224,577	(132,125)
Proceeds from Federal Home Loan Bank advances	—	—	503,000
Repayments of Federal Home Loan Bank advances	(17,028)	(103,148)	(596,395)
Net increase (decrease) in short-term borrowings	(78,224)	23,679	81,908
Proceeds from issuance of structured repurchase agreement	—	—	50,000
Proceeds from issuance of preferred stock and related common stock warrants to U.S. Treasury	—	—	58,000
Advances to borrowers for taxes and insurance	(249)	(103)	(44)
Company stock purchased	—	—	(408)
Dividends paid	(12,567)	(12,376)	(9,637)
Stock options exercised	670	358	26
Net cash provided by (used in) financing activities	(223,250)	(144,178)	239,369
Increase (Decrease) in Cash and Cash Equivalents	(14,605)	276,656	87,395
Cash and Cash Equivalents, Beginning of Year	444,576	167,920	80,525
Cash and Cash Equivalents, End of Year	$ 429,971	$ 444,576	$ 167,920

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. (GSBC or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the operations of Great Southern Bank (the "Bank"), which provides a full range of financial services, as well as travel and insurance services through wholly owned subsidiaries of the Bank, to customers primarily located in Missouri, Iowa, Kansas, Nebraska and Arkansas. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans through attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Revenue from segments below the reportable segment threshold is attributable to three operating segments of the Company. These segments include insurance services, travel services and investment services. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of the FDIC indemnification asset and other-than-temporary impairments (OTTI) and fair values of financial instruments. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. The valuation of the FDIC indemnification asset is determined in relation to the fair value of assets acquired through FDIC-assisted transactions for which cash flows are monitored on an ongoing basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development Company, LLC, (including its wholly owned subsidiary, Great Southern CDE, LLC), GS, LLC, GSSC, LLC, GS-RE Holding, LLC (including its wholly owned subsidiary, GS RE Management, LLC), and GS-RE Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the 2010 financial statements presentation. These reclassifications had no effect on net income.

Federal Home Loan Bank Stock

Federal Home Loan Bank common stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

For debt securities with fair value below carrying value when the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

The Company's consolidated statements of operations as of and subsequent to December 31, 2009, reflect the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the Company does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify consumer loans for impairment disclosures.

Loans Acquired in Business Combinations

Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition dates. Loans acquired through business combinations that do not meet the specific criteria of ASC 310-30, but for which a discount is attributable, at least in part to credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flows of the acquired loans. For purposes of applying ASC 310-30, loans acquired in business combinations are aggregated into pools of loans with common risk characteristics.

The expected cash flows of the acquired loan pools in excess of the fair values recorded is referred to as the accretable yield and is recognized in interest income over the remaining estimated lives of the loan pools. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectations are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses.

FDIC Indemnification Asset

Through two FDIC-assisted transactions during 2009, the Bank acquired certain loans and foreclosed assets which are covered under loss sharing agreements with the FDIC. These agreements commit the FDIC to reimburse the Bank for a portion of realized losses on these covered assets. Therefore, as of the dates of acquisition, the Company calculated the amount of such reimbursements it expects to receive from the FDIC using the present value of anticipated cash flows from the covered assets based on the credit adjustments estimated for each pool of loans and the estimated losses on foreclosed assets. In accordance with FASB ASC 805, each FDIC Indemnification Asset was initially recorded at its fair value, and is measured separately from the loan assets and foreclosed assets because the loss sharing agreements are not contractually embedded in them or transferrable with them in the event of disposal. The balance of the FDIC Indemnification Asset increases and decreases as the expected and actual cash flows from the covered assets fluctuate, as loans are paid off or impaired and as loans and foreclosed assets are sold. There are no contractual interest rates on these contractual receivables from the FDIC; however, a discount was recorded against the initial balance of the FDIC Indemnification Asset in conjunction with the fair value measurement as this receivable will be collected over the terms of the loss sharing agreements. This discount will be accreted to income over future periods. These acquisitions and agreements are more fully discussed in *Note 5*.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2010, 2009 and 2008.

Goodwill and Intangible Assets

Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible assets are being amortized on the straight-line basis over periods ranging from three to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31,	
	2010	2009
	(In Thousands)	
Goodwill – Branch acquisitions	$ 379	$ 379
Goodwill – Travel agency acquisitions	876	875
Deposit intangibles		
Branch acquisitions	138	226
TeamBank	2,210	2,631
Vantus Bank	1,763	2,074
Noncompete agreements	29	31
	$ 5,395	$ 6,216

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Mortgage Servicing Rights

Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (FASB ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. In 2009, the Company acquired mortgage servicing rights as part of two FDIC-assisted transactions. These mortgage servicing assets were initially recorded at their fair values as part of the acquisition valuation. The initial fair values recorded for the mortgage servicing assets, acquired in 2009, totaled $923,000. Mortgage servicing assets were $637,000 and $1.1 million at December 31, 2010 and 2009, respectively. The Company has elected to measure the mortgage servicing rights for consumer mortgage loans using the amortization method, whereby servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. At December 31, 2010 and 2009, no valuation allowance was recorded. Fair value in excess of the carrying amount of servicing assets is not recognized.

Stockholders' Equity

At the 2004 Annual Meeting of Stockholders, the Company's stockholders approved the Company's reincorporation to the State of Maryland. This reincorporation was completed in June 2004. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The Company's consolidated statements of financial condition reflect this change. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per share (EPS) were computed as follows:

	2010	2009	2008
	(In Thousands, Except Per Share Data)		
Net income (loss)	$ 23,865	$ 65,047	$ (4,428)
Net income (loss) available-to-common shareholders	$ 20,462	$ 61,694	$ (4,670)
Average common shares outstanding	13,434	13,390	13,381
Average common share stock options and warrants outstanding	612	492	N/A
Average diluted common shares	14,046	13,882	13,381
Earnings (loss) per common share – basic	$ 1.52	$ 4.61	$ (0.35)
Earnings (loss) per common share – diluted	$ 1.46	$ 4.44	$ (0.35)

Options to purchase 498,674 and 573,393 shares of common stock were outstanding during the years ended December 31, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share for that year because the options' exercise price was greater than the average market price of the common shares. Because of the Company's net loss, no potential options to purchase shares of common stock or common stock warrants were included in the calculation of diluted earnings per share for the year ended December 31, 2008.

Stock Option Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 22*. On January 1, 2006, the Company adopted FASB ASC Topic 718, *Compensation – Stock Compensation,* (SFAS No. 123(R), *Share Based Payment)*. Topic 718 specifies the accounting for share-based payment transactions in which an entity receives employee services in exchange for (a) equity instruments of the entity or (b) liabilities that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of such equity instruments. Topic 718 requires an entity to recognize as compensation expense within the income statement the grant-date fair value of stock options and other equity-based compensation granted to employees. As a result, compensation cost related to share-based payment transactions is now recognized in the Company's consolidated financial statements using the modified prospective transition method provided for in the standard. For the years ended December 31, 2010, 2009 and 2008, share-based compensation expense totaling $461,000, $337,000 and $468,000, respectively, has been included in salaries and employee benefits expense in the consolidated statements of operations.

Prior to the adoption of Topic 718, the Company accounted for stock compensation using the intrinsic value method permitted by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Prior to 2006, no stock-based employee compensation cost was reflected in the consolidated statements of operations, as all options granted had an exercise price at least equal to the market value of the underlying common stock on the grant date.

On December 31, 2005, the Board of Directors of the Company approved the accelerated vesting of certain outstanding out-of-the-money unvested options (Options) to purchase shares of the Company's common stock held by the Company's officers and employees. Options to purchase 183,935 shares which would otherwise have vested from time to time over the next five years became immediately exercisable as a result of this action. The accelerated Options had a weighted average exercise price of $31.49. The closing market price on December 30, 2005, was $27.61. The Company also placed a restriction on the sale or other transfer of shares (including pledging the shares as collateral) acquired through the exercise of the accelerated Options prior to the original vesting date. With the acceleration of these Options, the compensation expense, net of taxes, that was recognized in the Company's income statements for 2008, 2009 and 2010 was reduced by approximately $267,000, $238,000 and $103,000, respectively. On December 31, 2005, the accelerated Options represented approximately 41% of the unvested Company options and 27% of the total of all outstanding Company options.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010 and 2009, cash equivalents consisted of interest-bearing deposits in other financial institutions. At December 31, 2010, nearly all of the interest-bearing deposits were uninsured, with nearly all of these balances held at the Federal Home Loan Bank or the Federal Reserve Bank.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2010 and 2009, no valuation allowance was established.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Interest Rate Swaps

The Company has entered into interest-rate swap derivatives from time to time, primarily as an asset/liability management strategy, in order to hedge the change in the fair value from recorded fixed rate liabilities (long-term fixed rate CDs). The terms of the swaps are carefully matched to the terms of the underlying hedged item and when the relationship is properly documented as a hedge and proven to be effective, it is designated as a fair value hedge. The fair market value of derivative financial instruments is based on the present value of future expected cash flows from those instruments discounted at market forward rates and are recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective changes in the fair market value of the hedged item due to changes in the benchmark interest rate are similarly recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective gains/losses are reported in interest expense and any ineffectiveness is recorded in income in the noninterest income caption. Gains and losses on early termination of the designated fair value derivative financial instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the fair market value of the derivative financial instrument is recorded on the balance sheet as an asset or a liability (in prepaid expenses and other assets or accounts payable and accrued expenses) with the resultant gains and losses recognized in noninterest income.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2010 and 2009, respectively, was $79,549,000 and $72,055,000.

Recent Accounting Pronouncements

In January 2011, the FASB issued Accounting Standards Update No. (ASU) 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The update temporarily delays the effective date for disclosures on troubled debt restructurings required by ASU 2010-20. The guidance is anticipated to be effective for interim and annual reporting periods beginning after June 15, 2011, and is not expected to have a material impact on the Company's financial position or results of operations.

In December 2010, the FASB issued ASU 2010-28, *Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* The update modifies step one of the impairment test for reporting units with zero or negative carrying amounts. Entities with such reporting units must now perform step two of the impairment test when qualitative factors indicate it is more likely than not that impairment exists. The amendment will be effective for the Company January 1, 2011. The adoption of this Update is not expected to have a material impact on the Company's financial position or results of operations.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowances for Credit Losses.* This Update requires expanded disclosures to help financial statement users understand the nature of credit risks inherent in a creditor's portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes, and reasons for those changes, in both the receivables and the allowance for credit losses. The disclosures should be prepared on a disaggregated basis and provide a roll-forward schedule of the allowance for credit losses and detailed information on financing receivables including, among other things, recorded balances, nonaccrual status, impairments, credit quality indicators, details for troubled debt restructurings and an aging of past due financing receivables. Disclosures required as of the end of a reporting period were effective for the Company December 31, 2010, and did not have a material impact on the Company's financial position or results of operations. Disclosures required for activity occurring during a reporting period are effective for the Company January 1, 2011. This portion of the Update is not expected to have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* (FASB ASU 2010-09), which amends FASB ASC Subtopic 820-10, *Fair Value Measurements and Disclosures.* This Update requires new disclosures to show significant transfers in and out of Level 1 and Level 2 fair value measurements as well as discussion regarding the reasons for the transfers. It also clarifies existing disclosures requiring fair value measurement disclosures for each class of assets and liabilities. The Update describes a class as being a subset of assets and liabilities within a line item on the statement of financial condition which will require management judgment to designate. Use of the terminology "classes of assets and liabilities" represents an amendment from the previous terminology "major categories of assets and liabilities." Clarification is also provided for disclosures of Level 2 and Level 3 recurring and nonrecurring fair value measurements requiring discussion about the valuation techniques and inputs used. These provisions of the Update were effective January 1, 2010. Another new disclosure requires an expanded reconciliation of activity in Level 3 fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than netting the amounts in one number. This requirement is effective for the Company January 1, 2011. The adoption of this Update is not expected to have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-01, *Accounting for Distributions to Shareholders with Components of Stock and Cash* (FASB ASU 2010-01). This Update is a consensus of the FASB Emerging Issues Task Force and clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying FASB ASC 505, *Equity,* and FASB ASC 260, *Earnings per Share*. The amendments in this Update were effective January 1, 2010, and were applied on a retrospective basis. The adoption of the amendments did not have a material impact on the Company's financial position or results of operations.

In December 2009, the FASB issued ASU No. 2009-17, *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (FASB ASU 2009-17), which impacts FASB ASC 810 (FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*). The guidance was originally issued in June 2009 as FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The guidance was effective for the Company January 1, 2010. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (FASB ASU 2009-16), which amends FASB ASC 860 (SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*). The guidance was originally issued in June 2009 as FASB Statement No. 166, *Accounting for Transfers of Financial Assets,* to enhance reporting about transfers of financial assets, including securitizations and situations where companies have continuing exposure to the risks related to transferred financial assets. The new guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This guidance was effective for the Company January 1,

2010. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-15, *Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing* (FASB ASU 2009-15). This Update is a consensus of the FASB Emerging Issues Task Force. This Update amends guidance in FASB ASC 470, *Debt,* and FASB ASC 260, *Earnings per Share*, and clarifies how a corporate entity should (1) account for a share-lending arrangement that is entered into in contemplation of a convertible debt offering and (2) calculate earnings per share. This Update was effective for the Company on January 1, 2010, for arrangements outstanding as of that date, including retrospective application. Adoption of this Update did not have a material impact on the Company's financial position or results of operations.

Note 2: Investments in Debt and Equity Securities

The amortized cost and fair values of securities classified as available-for-sale were as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 4,000	$ —	$ 20	$ 3,980
Collateralized mortgage obligations	8,311	183	814	7,680
Mortgage-backed securities	590,085	10,879	1,753	599,211
Small Business Administration loan pools	60,063	851	—	60,914
States and political subdivisions	99,314	378	4,075	95,617
Corporate bonds	49	—	28	21
Equity securities	1,230	893	—	2,123
	$ 763,052	$ 13,184	$ 6,690	$ 769,546

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 15,931	$ 28	$ —	$ 15,959
Collateralized mortgage obligations	51,221	1,042	527	51,736
Mortgage-backed securities	614,338	18,508	672	632,174
States and political subdivisions	63,686	705	1,904	62,487
Corporate bonds	49	21	13	57
Equity securities	1,374	504	—	1,878
	$ 746,599	$ 20,808	$ 3,116	$ 764,291

Additional details of the Company's collateralized mortgage obligations and mortgage-backed securities at December 31, 2010, are described as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
Collateralized mortgage obligations				
FHLMC fixed	$ 602	$ 7	$ —	$ 609
GNMA fixed	1,421	7	—	1,428
Total agency	2,023	14	—	2,037
Nonagency fixed	2,201	23	—	2,224
Nonagency variable	4,087	146	814	3,419
Total nonagency	6,288	169	814	5,643
	$ 8,311	$ 183	$ 814	$ 7,680
Total fixed	$ 4,224	$ 37	$ —	$ 4,261
Total variable	4,087	146	814	3,419
	$ 8,311	$ 183	$ 814	$ 7,680
Mortgage-backed securities				
FHLMC fixed	$ 28,153	$ 1,573	$ —	$ 29,726
FHLMC hybrid ARM	72,358	3,782	3	76,137
Total FHLMC	100,511	5,355	3	105,863
FNMA fixed	29,333	1,246	55	30,524
FNMA hybrid ARM	54,660	2,766	—	57,426
Total FNMA	83,993	4,012	55	87,950
GNMA fixed	6,753	220	—	6,973
GNMA hybrid ARM	398,828	1,292	1,695	398,425
Total GNMA	405,581	1,512	1,695	405,398
	$ 590,085	$ 10,879	$ 1,753	$ 599,211
Total fixed	$ 64,239	$ 3,039	$ 55	$ 67,223
Total hybrid ARM	525,846	7,840	1,698	531,988
	$ 590,085	$ 10,879	$ 1,753	$ 599,211

The amortized cost and fair value of available-for-sale securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
One year or less	$ 265	$ 271
After one through five years	6,029	6,045
After five through ten years	8,813	8,874
After ten years	148,319	145,342
Securities not due on a single maturity date	598,396	606,891
Equity securities	1,230	2,123
	$ 763,052	$ 769,546

The amortized cost and fair values of securities classified as held to maturity were as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,125	$ 175	$ —	$ 1,300

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 15,000	$ —	$ 365	$ 14,635
States and political subdivisions	1,290	140	—	1,430
	$ 16,290	$ 140	$ 365	$ 16,065

The held-to-maturity securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
After five through ten years	$ 1,125	$ 1,300

The amortized cost and fair values of securities pledged as collateral was as follows at December 31, 2010 and 2009:

	2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Public deposits	$ 388,456	$ 393,261	$ 315,459	$ 322,995
Collateralized borrowing accounts	263,778	264,450	309,447	315,590
Structured repurchase agreements	66,755	68,202	66,571	68,603
Federal Reserve Bank borrowings	—	—	11,452	11,544
Treasury, tax and loan accounts	5,527	5,621	5,610	5,746
	$ 724,516	$ 731,534	$ 708,539	$ 724,478

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2010 and 2009, respectively, was approximately $298,813,000 and $139,985,000 which is approximately 38.77% and 17.93% of the Company's available-for-sale and held-to-maturity investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these debt securities are temporary.

During 2010, no securities were determined to have impairment that had become other than temporary. During 2009, the Company determined that the impairment of certain available-for-sale securities with a book value of $8.5 million had become other than temporary. Consequently, the Company recorded a $4.3 million pre-tax charge to income during 2009. This total charge included $2.9 million related to a nonagency collateralized mortgage obligation. During 2008, the Company determined that the impairment of certain available-for-sale equity securities with an original cost of $8.4 million had become other than temporary. Consequently, the Company recorded a $7.4 million pre-tax charge to income during 2008. This total charge included $5.7 million related to Fannie Mae and Freddie Mac preferred stock.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

	2010					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 3,980	$ (20)	$ —	$ —	$ 3,980	$ (20)
Collateralized mortgage obligations	—	—	1,809	(814)	1,809	(814)
Mortgage-backed securities	231,524	(1,753)	—	—	231,524	(1,753)
State and political subdivisions	56,221	(2,328)	5,257	(1,747)	61,478	(4,075)
Corporate bonds	8	(24)	14	(4)	22	(28)
	$ 291,733	$ (4,125)	$ 7,080	$ (2,565)	$ 298,813	$ (6,690)

	2009					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 14,635	$ (365)	$ —	$ —	$ 14,635	$ (365)
Collateralized mortgage obligations	1,993	(385)	2,464	(142)	4,457	(527)
Mortgage-backed securities	102,796	(672)	—	—	102,796	(672)
State and political subdivisions	9,876	(156)	8,216	(1,748)	18,092	(1,904)
Corporate bonds	5	(13)	—	—	5	(13)
	$ 129,305	$ (1,591)	$ 10,680	$ (1,890)	$ 139,985	$ (3,481)

Other-than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses the debt and equity securities impairment model. The Company does not currently have securities within the scope of this guidance for beneficial interests in securitized financial assets.

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. The Company considers the length of time a security has been in an unrealized loss position, the relative amount of the unrealized loss compared to the carrying value of the security, the type of security and other factors. If certain criteria are met, the Company performs additional review and evaluation using observable market values or various inputs in economic models to determine if an unrealized loss is other than temporary. The Company uses quoted market prices for marketable equity securities and uses broker pricing quotes based on observable inputs for equity investments that are not traded on a stock exchange. For nonagency collateralized mortgage obligations, to determine if the unrealized loss is other than temporary, the Company projects total estimated defaults of the underlying assets (mortgages) and multiplies that calculated amount by an estimate of realizable value upon sale in the marketplace (severity) in order to determine the projected collateral loss. The Company also evaluates any current credit enhancement underlying these securities to determine the impact on cash flows. If the Company determines that a given security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings.

Credit Losses Recognized on Investments

Certain debt securities have experienced fair value deterioration due to credit losses, as well as due to other market factors, but are not otherwise other than temporarily impaired.

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income.

	Accumulated Credit Losses	
	2010	2009
	(In Thousands)	
Credit losses on debt securities held		
Beginning of year	$ 2,983	$ —
Additions related to other-than-temporary losses not previously recognized	—	3,304
Reductions due to sales	—	(321)
End of year	$ 2,983	$ 2,983

Note 3: Other Comprehensive Income (Loss)

	2010	2009	2008
	(In Thousands)		
Net unrealized gain (loss) on available-for-sale securities	$ (2,000)	$ 24,307	$ (6,725)
Net unrealized loss on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized	(411)	(4,150)	—
Less reclassification adjustment for gain (loss) included in net income	8,787	2,254	(7,342)
Other comprehensive income (loss), before tax effect	(11,198)	17,903	617
Tax expense (benefit)	(3,919)	6,266	216
Change in unrealized gain (loss) on available-for-sale securities, net of income taxes	$ (7,279)	$ 11,637	$ 401

The components of accumulated other comprehensive income, included in stockholders' equity, are as follows:

	2010	2009
	(In Thousands)	
Net unrealized gain on available-for-sale securities	$ 7,279	$ 18,067
Net unrealized loss on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized in income	(785)	(375)
	6,494	17,692
Tax expense	2,273	6,192
Net-of-tax amount	$ 4,221	$ 11,500

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2010 and 2009, included:

	2010	2009
	(In Thousands)	
One- to four-family residential construction	$ 29,102	$ 32,966
Subdivision construction	86,649	104,425
Land development	51,014	127,265
Commercial construction	112,577	87,220
Owner occupied one- to four-family residential	98,099	102,421
Non-owner occupied one- to four-family residential	136,984	137,577
Commercial real estate	530,277	564,621
Other residential	210,846	190,552
Commercial business	185,865	151,250
Industrial revenue bonds	64,641	60,969
Consumer auto	48,992	47,734
Consumer other	77,331	92,008
Home equity lines of credit	46,852	46,578
FDIC-supported loans, net of discounts (TeamBank)	144,633	199,774
FDIC-supported loans, net of discounts (Vantus Bank)	160,163	225,950
	1,984,025	2,171,310
Undisbursed portion of loans in process	(63,108)	(46,920)
Allowance for loan losses	(41,487)	(40,101)
Deferred loan fees and gains, net	(2,543)	(2,164)
	$ 1,876,887	$ 2,082,125

Classes of loans by aging at December 31, 2010, were as follows:

	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days and Still Accruing
				(In Thousands)			
One- to four-family residential construction	$ 261	$ —	$ 578	$ 839	$ 28,263	$ 29,102	$ —
Subdivision construction	281	1,015	1,860	3,156	83,493	86,649	—
Land development	2,730	—	5,668	8,398	42,616	51,014	—
Commercial construction	—	—	—	—	112,577	112,577	—
Owner occupied one- to four-family residential	4,856	914	2,724	8,494	89,605	98,099	
Non-owner occupied one- to four-family residential	2,085	2,130	2,831	7,046	129,938	136,984	—
Commercial real estate	2,749	8,546	6,074	17,369	512,908	530,277	—
Other residential	—	4,011	4,202	8,213	202,633	210,846	—
Commercial business	350	355	1,642	2,347	183,518	185,865	—
Industrial revenue bonds	—	—	2,190	2,190	62,451	64,641	—
Consumer auto	427	35	94	556	48,436	48,992	22
Consumer other	1,331	318	1,417	3,066	74,265	77,331	565
Home equity lines of credit	152	160	140	452	46,400	46,852	—
FDIC-supported loans, net of discounts (TeamBank)	2,719	3,731	13,285	19,735	124,898	144,633	—
FDIC-supported loans, net of discounts (Vantus Bank)	2,277	1,414	9,399	13,090	147,073	160,163	—
	20,218	22,629	52,104	94,951	1,889,074	1,984,025	$ 587
Less FDIC-supported loans, net of discounts	4,996	5,145	22,684	32,825	271,971	304,796	
Total	$ 15,222	$ 17,484	$ 29,420	$ 62,126	$ 1,617,103	$ 1,679,229	

Nonaccruing loans are summarized as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
One- to four-family residential construction	$ 578	$ 374
Subdivision construction	1,860	2,328
Land development	5,668	5,982
Commercial construction	—	—
Owner occupied one- to four-family residential	2,724	1,629
Non-owner occupied one- to four-family residential	2,831	4,810
Commercial real estate	6,074	8,850
Other residential	4,202	479
Commercial business	1,642	743
Industrial revenue bonds	2,190	—
Consumer auto	72	74
Consumer other	852	514
Home equity lines of credit	140	217
Total	$ 28,833	$ 26,000

Transactions in the allowance for loan losses were as follows:

	2010	2009	2008
		(In Thousands)	
Balance, beginning of year	$ 40,101	$ 29,163	$ 25,459
Provision charged to expense	35,630	35,800	52,200
Loans charged off, net of recoveries of $5,804 for 2010, $5,577 for 2009 and $4,531 for 2008	(34,244)	(24,862)	(48,496)
Balance, end of year	$ 41,487	$ 40,101	$ 29,163

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2010:

	One- to Four-Family Residential and Construction	Other Residential and Construction	Commercial Real Estate	Commercial Construction	Other Commercial	Consumer	Total
	(In Thousands)						
Allowance for loan losses							
Individually evaluated for impairment	$ 4,353	$ 1,714	$ 3,089	$ 2,083	$ 784	$ 37	$ 12,060
Collectively evaluated for impairment	$ 7,100	$ 2,152	$ 11,247	$ 3,769	$ 1,697	$ 2,632	$ 28,597
Loans acquired and accounted for under ASC 310-30	$ —	$ —	$ —	$ 30	$ 800	$ —	$ 830
Loans							
Individually evaluated for impairment	$ 40,562	$ 25,246	$ 72,379	$ 45,334	$ 8,340	$ 622	$ 192,483
Collectively evaluated for impairment	$ 310,272	$ 185,600	$ 522,539	$ 118,257	$ 177,525	$ 172,553	$1,486,746
Loans acquired and accounted for under ASC 310-30	$ 75,727	$ 23,277	$ 128,704	$ 22,858	$ 15,215	$ 39,015	$ 304,796

The weighted average interest rate on loans receivable at December 31, 2010 and 2009, was 6.03% and 6.25%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others were $207,546,000 and $264,825,000 at December 31, 2010 and 2009, respectively. In addition, available lines of credit on these loans were $5,008,000 and $21,375,000 at December 31, 2010 and 2009, respectively.

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following summarizes impaired loans at December 31, 2010:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
			(In Thousands)		
One- to four-family residential construction	$ 1,947	$ 2,371	$ 258	$ 1,724	$ 83
Subdivision construction	9,894	10,560	2,326	7,850	415
Land development	17,957	21,006	1,925	18,760	534
Commercial construction	1,851	1,851	158	458	31
Owner occupied one- to four-family residential	5,205	5,620	542	3,612	69
Non-owner occupied one- to four-family residential	11,785	12,267	1,227	8,182	386
Commercial real estate	25,782	26,392	3,045	10,615	603
Other residential	9,768	9,869	1,714	8,123	140
Commercial business	9,722	12,495	828	2,630	114
Consumer auto	125	137	4	30	1
Consumer other	429	481	14	93	4
Home equity lines of credit	148	166	19	109	1
Total	$ 94,613	$ 103,215	$ 12,060	$ 62,186	$ 2,381

At December 31, 2010, all impaired loans had specific valuation allowances. Interest of approximately $388,000 and $1,122,000 was received on average impaired loans of approximately $23,544,000 and $33,596,000 for the years ended December 31, 2009 and 2008, respectively. For impaired loans which were nonaccruing, interest of approximately $1,993,000, $1,858,000 and $2,874,000 would have been recognized on an accrual basis during the years ended December 31, 2010, 2009 and 2008, respectively.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2010, the Company had $6.5 million of construction loans, $5.5 million of residential mortgage loans, $8.2 million of commercial real estate loans, $57,000 of other commercial loans and $150,000 of consumer loans that were modified in troubled debt restructurings and impaired. At December 31, 2009, the Company had commercial business loans of $180,000 that were modified in troubled debt restructurings and impaired. In addition to this amount, the Company had troubled debt restructurings that were performing in accordance with their modified terms of $9.7 million of commercial real estate loans and $1.7 million of other loans at December 31, 2009.

The Company reviews the credit quality of its loan portfolio using an internal grading system as shown as of December 31, 2010, below:

	Satisfactory	Watch	Special Mention	Substandard	Total
			(In Thousands)		
One- to four-family residential construction	$ 27,620	$ 549	$ —	$ 933	$ 29,102
Subdivision construction	69,907	8,408	—	8,334	86,649
Land development	12,927	20,834	—	17,253	51,014
Commercial construction	105,329	5,397	—	1,851	112,577
Owner occupied one- to four-family residential	92,385	766	—	4,948	98,099
Non-owner occupied one- to four-family residential	120,360	6,471	—	10,153	136,984
Commercial real estate	460,088	46,805	2,574	20,810	530,277
Other residential	185,600	15,478	—	9,768	210,846
Commercial business	177,525	812	—	7,528	185,865
Industrial revenue bonds	62,451	—	—	2,190	64,641
Consumer auto	48,883	—	—	109	48,992
Consumer other	76,966	—	—	365	77,331
Home equity lines of credit	46,704	—	—	148	46,852
FDIC-supported loans, net of discounts (TeamBank)	144,633	—	—	—	144,633
FDIC-supported loans, net of discounts (Vantus Bank)	160,163	—	—	—	160,163
Grand total	$ 1,791,541	$ 105,520	$ 2,574	$ 84,390	$ 1,984,025

The FDIC-supported loans are evaluated using the internal grading system shown above. However, since the loans are accounted for in pools and are currently substantially covered through loss sharing agreements with the FDIC, all of the loan pools were considered satisfactory at December 31, 2010. See *Note 5* for further discussion of the acquired loan pools and loss sharing agreements.

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 10* and *12*.

Certain directors and executive officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2010 and 2009, loans outstanding to these directors and executive officers are summarized as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Balance, beginning of year	$ 14,892	$ 28,718
New loans	2,293	4,699
Payments	(4,252)	(18,525)
Balance, end of year	$ 12,933	$ 14,892

Note 5: Acquired Loans, Loss Sharing Agreements and FDIC Indemnification Assets

TeamBank

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas.

The loans, commitments and foreclosed assets purchased in the TeamBank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank which affords the Bank significant protection. Under the loss sharing agreement, the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $115.0 million, the FDIC has agreed to reimburse the Bank for 80% of the losses. On losses exceeding $115.0 million, the FDIC has agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value on the acquisition date.

The Bank recorded a preliminary one-time gain of $27.8 million (pre-tax) based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805 (SFAS No. 141(R), *Business Combinations*). FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information was obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $16.1 million increase to the initial one-time gain of $27.8 million. Thus, the final gain was $43.9 million related to the fair value of the acquired assets and assumed liabilities. This gain was included in Noninterest Income in the Company's Consolidated Statement of Operations for the year ended December 31, 2009.

The Bank originally recorded the fair value of the acquired loans at their preliminary fair value of $222.8 million and the related FDIC indemnification asset was originally recorded at its preliminary fair value of $153.6 million. As discussed above, these initial fair values were adjusted during the measurement period, resulting in a final fair value at the acquisition date of $264.4 million for acquired loans and $128.3 million for the FDIC indemnification asset. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2010 and 2009 was $2.4 million and $966,000, respectively.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of assets with a fair value of approximately $628.2 million, including $111.8 million of investment securities, $83.4 million of cash and cash equivalents, $2.9 million of foreclosed assets and $3.9 million of FHLB stock. Liabilities with a fair value of $610.2 million were also assumed, including $515.7 million of deposits, $80.9 million of FHLB advances and $2.3 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.9 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $42.4 million in cash from the FDIC and entered into a loss sharing agreement with the FDIC.

Vantus Bank

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa.

The loans, commitments and foreclosed assets purchased in the Vantus Bank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank which affords the Bank significant protection. Under the loss sharing agreement, the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $102.0 million, the FDIC has agreed to reimburse the Bank for 80% of the losses. On losses exceeding $102.0 million, the FDIC has agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $62.2 million on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in an initial preliminary gain of $45.9 million, which was included in Noninterest Income in the Company's Consolidated Statement of Operations for the year ended December 31, 2009. During 2010, the Company continued to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company finalized its analysis of these assets without adjustments to the initial fair value estimates. The Bank recorded the fair value of the acquired loans at their estimated fair value of $247.0 million and the related FDIC indemnification asset was recorded at its estimated fair value of $62.2 million. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2010 and 2009 was $1.2 million and $0, respectively.

The acquisition consisted of assets with a fair value of approximately $294.2 million, including $247.0 million of loans, $23.1 million of investment securities, $12.8 million of cash and cash equivalents, $2.2 million of foreclosed assets and $5.9 million of FHLB stock. Liabilities with a fair value of $444.0 million were also assumed, including $352.7 million of deposits, $74.6 million of FHLB advances, $10.0 million of borrowings from the Federal Reserve Bank and $3.2 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.2 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $131.3 million in cash from the FDIC and entered into a loss sharing agreement with the FDIC.

Fair Value and Expected Cash Flows

At the time of these acquisitions, the Company determined the fair value of the loan portfolios based on several assumptions. Factors considered in the valuations were projected cash flows for the loans, type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, current discount rates and whether or not the loan was amortizing. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. Management also estimated the amount of credit losses that were expected to be realized for the loan portfolios. The discounted cash flow approach was used to value each pool of loans. For nonperforming loans, fair value was estimated by calculating the present value of the recoverable cash flows using a discount rate based on comparable corporate bond rates. This valuation of the acquired loans is a significant component leading to the valuation of the loss sharing assets recorded.

The amount of the estimated cash flows expected to be received from the acquired loan pools in excess of the fair values recorded for the loan pools is referred to as the accretable yield. The accretable yield is recognized as interest income over the estimated lives of the loans. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectations are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses. During the year ended December 31, 2010, increases in expected cash flows related to both acquired loan portfolios resulted in adjustments totaling $58.9 million to the accretable yield to be spread over the estimated remaining lives of the loans on a level-yield basis. The impact of the adjustments on the year ended December 31, 2010, was increased interest income of $19.5 million. The increase in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements. This resulted in corresponding adjustments totaling $51.8 million to the indemnification assets to be amortized on a level-yield basis over the remainder of the loss sharing agreements or the remaining expected lives of the loan pools, whichever is shorter. The amount of the adjustments impacting the year ended December 31, 2010, was $17.1 million of amortization expense recorded in non-interest income as a reduction in income. The net impact of the adjustments was an increase of $2.3 million to pre-tax income. At December 31, 2009, the Company's estimate of cash flows expected to be received from the acquired loan pools had not materially changed, other than the adjustment of the provisional fair value measurements of the former TeamBank loan portfolio.

The loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool (as discussed above) and the loss sharing percentages outlined in the Purchase and Assumption Agreement with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The loss sharing asset is also separately measured from the related foreclosed real estate.

TeamBank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the TeamBank transaction at December 31, 2010 and 2009. Gross loan balances (due from the borrower) were reduced approximately $216.5 million since the transaction date through repayments by the borrower or charge-downs to customer loan balances.

	December 31, 2010	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 219,289	$ 15,921
Noncredit premium/(discount)	(3,875)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(21,071)	—
Book value of assets	(144,633)	(5,463)
Anticipated realized loss	49,710	10,458
Assumed loss sharing recovery percentage	85%	78%
Estimated loss sharing value	42,275	8,204
Indemnification asset to be amortized resulting from change in expected losses	20,011	—
Accretable discount on FDIC indemnification asset	(6,077)	—
FDIC indemnification asset	$ 56,209	$ 8,204

	December 31, 2009	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 326,768	$ 2,817
Noncredit premium/(discount)	(6,313)	—
Book value of assets	(199,774)	(2,467)
Anticipated realized loss	120,681	350
Assumed loss sharing recovery percentage	86%	80%
Estimated loss sharing value	104,295	280
Accretable discount on FDIC indemnification asset	(9,647)	(43)
FDIC indemnification asset	$ 94,648	$ 237

Vantus Bank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the Vantus Bank transaction at December 31, 2010 and 2009. Gross loan balances (due from the borrower) were reduced approximately $123.5 million since the transaction date through repayments by the borrower or charge-downs to customer loan balances.

	December 31, 2010	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 208,080	$ 9,944
Non-credit premium/(discount)	(1,431)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(18,428)	—
Book value of assets	(160,163)	(5,899)
Anticipated realized loss	28,058	4,045
Assumed loss sharing recovery percentage	80%	80%
Estimated loss sharing value	22,445	3,236
Indemnification asset to be amortized resulting from change in expected losses	14,743	—
Accretable discount on FDIC indemnification asset	(3,850)	(109)
FDIC indemnification asset	$ 33,338	$ 3,127

	December 31, 2009	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 290,936	$ 4,682
Non-credit premium/(discount)	(2,623)	—
Book value of assets	(225,950)	(682)
Anticipated realized loss	62,363	4,000
Assumed loss sharing recovery percentage	80%	80%
Estimated loss sharing value	49,891	3,200
Accretable discount on FDIC indemnification asset	(6,383)	(109)
FDIC indemnification asset	$ 43,508	$ 3,091

The carrying amount of assets covered by the loss sharing agreement related to the TeamBank transaction at March 20, 2009 (the acquisition date), consisted of impaired loans required to be accounted for in accordance with FASB ASC 310-30, other loans not subject to the specific criteria of FASB ASC 310-30, but accounted for under the guidance of FASB ASC 310-30 (FASB ASC 310-30 by Policy Loans) and other assets as shown in the following table:

	FASB ASC 310-30 Loans	FASB ASC 310-30 by Policy Loans	Other	Total
	(In Thousands)			
Loans	$ 31,216	$ 233,127	$ —	$ 264,343
Foreclosed assets	—	—	2,871	2,871
Estimated loss reimbursement from the FDIC	—	—	126,936	126,936
Total covered assets	$ 31,216	$ 233,127	$ 129,807	$ 394,150

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 loans acquired was $118.9 million, the cash flows expected to be collected were $37.8 million including interest, and the estimated fair value of the loans was $31.2 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At March 20, 2009, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 by Policy Loans acquired in the acquisition was $317.0 million, of which $82.4 million of cash flows were not expected to be collected, and the estimated fair value of the loans was $233.1 million.

The carrying amount of assets covered by the loss sharing agreement related to the Vantus Bank transaction at September 4, 2009 (the acquisition date), consisted of impaired loans required to be accounted for in accordance with FASB ASC 310-30, other loans not subject to the specific criteria of FASB ASC 310-30, but accounted for under the guidance of FASB ASC 310-30 (FASB ASC 310-30 by Policy Loans) and other assets as shown in the following table:

	FASB ASC 310-30 Loans	FASB ASC 310-30 by Policy Loans	Other	Total
	(In Thousands)			
Loans	$ 17,006	$ 230,043	$ —	$ 247,049
Foreclosed assets	—	—	2,249	2,249
Estimated loss reimbursement from the FDIC	—	—	62,211	62,211
Total covered assets	$ 17,006	$ 230,043	$ 64,460	$ 311,509

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 loans acquired was $41.8 million, the cash flows expected to be collected were $19.5 million including interest, and the estimated fair value of the loans was $17.0 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At September 4, 2009, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 by Policy Loans acquired in the acquisition was $289.7 million, of which $58.1 million of cash flows were not expected to be collected, and the estimated fair value of the loans was $230.0 million.

A majority of these loans were valued as of their acquisition dates based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

Changes in the accretable yield for acquired loan pools were as follows for the years ending December 31, 2010 and 2009:

	TeamBank	Vantus Bank
	(In Thousands)	
Balance, January 1, 2009	$ —	$ —
Additions	44,221	45,022
Accretion	(12,921)	(5,999)
Balance, December 31, 2009	31,300	39,023
Accretion	(24,250)	(23,848)
Reclassification from nonaccretable difference[1]	29,715	20,621
Balance, December 31, 2010	$ 36,765	$ 35,796

(1) Represents increases in estimated cash flows expected to be received from the acquired loan pools, primarily due to lower estimated credit losses. The increases were partially offset by decreases in expected accretion based on reductions in estimated lives of the loan pools totaling $1.8 million and $6.8 million for TeamBank and Vantus Bank, respectively.

Note 6: Foreclosed Assets Held for Sale

Major classifications of foreclosed assets were as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
One-to four-family construction	$ 2,510	$ 1,214
Subdivision construction	19,816	20,208
Land development	10,620	3,010
Commercial construction	3,997	5,526
One-to four-family residential	2,896	5,633
Other residential	4,178	703
Commercial real estate	4,565	1,440
Consumer	318	777
	48,900	38,511
FDIC-supported foreclosed assets, net of discounts	11,362	3,149
	$ 60,262	$ 41,660

Expenses applicable to foreclosed assets at December 31 include the following:

	2010	2009	2008
		(In Thousands)	
Net loss on sales of real estate	$ 2,124	$ 1,979	$ 1,759
Operating expenses, net of rental income	2,790	2,980	1,672
	$ 4,914	$ 4,959	$ 3,431

Note 7: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Land	$ 20,026	$ 12,757
Buildings and improvements	46,055	30,170
Furniture, fixtures and equipment	32,796	28,061
	98,877	70,988
Less accumulated depreciation	30,525	28,605
	$ 68,352	$ 42,383

Note 8: Investments in Affordable Housing Partnerships

The Company has invested in certain limited partnerships that were formed to develop and operate apartments and single-family houses designed as high-quality affordable housing for lower income tenants throughout Missouri and contiguous states. At December 31, 2010, the Company had nine investments, with a net carrying value of $12.4 million. Due to the Company's inability to exercise any significant influence over any of the nine investments, all investments in Affordable Housing Partnerships are accounted for using the cost method. Each of the partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships ceased to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken may be subject to recapture with interest.

The remaining federal tax credits to be utilized over a maximum of 15 years are $43.3 million as of December 31, 2010. Amortization of the investments in partnerships will be approximately $31.6 million. The Company's usage of federal tax credits approximated $1.3 million, $351,000 and $161,000 during 2010, 2009 and 2008, respectively. Investment amortization amounted to $1.2 million, $160,000 and $0 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 9: Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	December 31, 2010	December 31, 2009
		(In Thousands, Except Interest Rates)	
Noninterest-bearing accounts	—	$ 257,569	$ 258,792
Interest-bearing checking and savings accounts	0.83% - 1.00%	1,038,620	820,862
		1,296,189	1,079,654
Certificate accounts	0% - 1.99%	838,619	781,565
	2% - 2.99%	298,029	513,837
	3% - 3.99%	28,398	103,217
	4% - 4.99%	126,001	222,142
	5% - 5.99%	8,346	12,927
	6% - 6.99%	311	586
	7% and above	—	33
		1,299,704	1,634,307
		$ 2,595,893	$ 2,713,961

The weighted average interest rate on certificates of deposit was 1.85% and 2.33% at December 31, 2010 and 2009, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $100,000 was approximately $395,763,000 and $386,804,000 at December 31, 2010 and 2009, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits, which are primarily in denominations of $100,000 or more, was approximately $363,337,000 and $628,287,000 at December 31, 2010 and 2009, respectively.

At December 31, 2010, scheduled maturities of certificates of deposit were as follows:

	Retail	Brokered	Total
		(In Thousands)	
2011	$ 705,168	$ 297,445	$ 1,002,613
2012	147,334	51,335	198,669
2013	40,915	1,004	41,919
2014	20,150	13,553	33,703
2015	21,005	—	21,005
Thereafter	1,795	—	1,795
	$ 936,367	$ 363,337	$ 1,299,704

A summary of interest expense on deposits is as follows:

	2010	2009	2008
		(In Thousands)	
Checking and savings accounts	$ 8,468	$ 6,600	$ 8,370
Certificate accounts	30,065	47,592	52,616
Early withdrawal penalties	(106)	(105)	(110)
	$ 38,427	$ 54,087	$ 60,876

Note 10: Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank consisted of the following:

	December 31, 2010		December 31, 2009	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(In Thousands, Except Interest Rates)			
2010	$ —	—%	$ 17,028	4.40%
2011	32,293	4.28	32,293	4.28
2012	22,993	4.41	22,993	4.41
2013	281	5.68	281	5.68
2014	335	5.47	335	5.47
2015	10,065	3.87	10,065	3.87
2016 and thereafter	86,505	3.72	86,505	3.72
	152,472	3.96	169,500	4.00
Unamortized fair value adjustment	1,053		2,103	
	$ 153,525		$ 171,603	

Included in the Bank's FHLB advances is a $30,000,000 advance with a maturity date of March 29, 2017. The interest rate on this advance is 4.07%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $25,000,000 advance with a maturity date of December 7, 2016. The interest rate on this advance is 3.81%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $30,000,000 advance with a maturity date of November 24, 2017. The interest rate on this advance is 3.20%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $20,000,000 advance with a maturity date of July 12, 2012. The interest rate on this advance is 4.17%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $15,000,000 advance with a maturity date of October 31, 2011. The interest rate on this advance is 4.09%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $15,000,000 advance with a maturity date of October 19, 2011. The interest rate on this advance is 4.17%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $10,000,000 advance with a maturity date of October 26, 2015. The interest rate on this advance is 3.86%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances as collateral for outstanding advances. No investment securities were specifically pledged as collateral for advances at December 31, 2010 and 2009. Loans with carrying values of approximately $636,416,000 and $644,654,000 were pledged as collateral for outstanding advances at December 31, 2010 and 2009, respectively. The Bank has potentially available $243,863,000 remaining on its line of credit under a borrowing arrangement with the FHLB of Des Moines at December 31, 2010.

Note 11: Short-Term Borrowings

Short-term borrowings are summarized as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Note payable – Community Development Equity Funds	$ 778	$ 289
Securities sold under reverse repurchase agreements	257,180	335,893
	$ 257,958	$ 336,182

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a one-month or less term.

Short-term borrowings had weighted average interest rates of 0.26% and 0.70% at December 31, 2010 and 2009, respectively. Short-term borrowings averaged approximately $291,692,000 and $348,509,000 for the years ended December 31, 2010 and 2009, respectively. The maximum amounts outstanding at any month end were $328,567,000 and $396,467,000, respectively, during those same periods.

Note 12: Federal Reserve Bank Borrowings

The Bank has a potentially available $271,006,000 line of credit under a borrowing arrangement with the Federal Reserve Bank at December 31, 2010. The line is secured primarily by commercial loans.

Note 13: Structured Repurchase Agreements

In September 2008, the Company entered into a structured repo borrowing transaction for $50 million. This borrowing bears interest at a fixed rate of 4.34% if three-month LIBOR remains at 2.81% or less on quarterly interest reset dates; if LIBOR is above the 2.81% rate on quarterly interest reset dates, then the Company's borrowing rate decreases by 2.5 times the difference in LIBOR (up to 250 basis points). This borrowing matures September 15, 2015, and has a call provision that allows the repo counterparty to call the borrowing quarterly beginning September 15, 2011. The Company pledges investment securities to collateralize this borrowing.

As part of the September 4, 2009, FDIC-assisted transaction involving Vantus Bank, the Company assumed $3,000,000 in repurchase agreements with commercial banks. These agreements were recorded at their estimated fair value which was derived using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings to the scheduled contractual maturity on the outstanding borrowing. As of September 4, 2009, the fair value of the repurchase agreements was $3,211,000 with an effective interest rate of 2.84%. These borrowings bear interest at a fixed rate of 4.68% and are due in 2013. The Company pledges investment securities to collateralize the borrowings in an amount of at least 110% of the total borrowings outstanding. At December 31, 2010 and 2009, the book value of these repurchase agreements was $3,142,000 and $3,194,000, respectively.

Note 14: Subordinated Debentures Issued to Capital Trusts

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25,000,000 aggregate liquidation amount of floating rate Cumulative Trust Preferred Securities. The Trust II securities bear a floating distribution rate equal to 90-day LIBOR plus 1.60%. The Trust II securities are redeemable at the Company's option beginning in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25,774,000 and bearing an interest rate identical to the distribution rate on the Trust II securities. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 1.89% and 1.88% at December 31, 2010 and 2009, respectively.

In July 2007, Great Southern Capital Trust III (Trust III), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $5,000,000 aggregate liquidation amount of floating rate Cumulative Trust Preferred Securities. The Trust III securities bear a floating distribution rate equal to 90-day LIBOR plus 1.40%. The Trust III securities are redeemable at the Company's option beginning October 2012, and if not sooner redeemed, mature on October 1, 2037. The Trust III securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $5,155,000 and bearing an interest rate identical to the distribution rate on the Trust III securities. The initial interest rate on the Trust III debentures was 6.76%. The interest rate was 1.69% at both December 31, 2010 and 2009.

Under the terms of the securities purchase agreement between the Company and the U.S. Treasury pursuant to which the Company issued its Series A Preferred Stock in connection with the TARP Capital Purchase Program, prior to the earlier of (i) December 5, 2011, and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by the Company or transferred by Treasury to third parties, the Company may not redeem its trust preferred securities (or the related Junior Subordinated Debentures), without the consent of Treasury.

Subordinated debentures issued to capital trusts are summarized as follows:

	December 31,	
	2010	2009
	(In Thousands)	
Subordinated debentures	$ 30,929	$ 30,929

Note 15: Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2010 and 2009, retained earnings included approximately $17,500,000 for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at December 31, 2010 and 2009.

The provision (credit) for income taxes included these components:

	2010	2009	2008
		(In Thousands)	
Taxes currently payable	$ 14,345	$ 8,130	$ 1,811
Deferred income taxes	(5,451)	24,875	(5,562)
Income tax expense (credit)	$ 8,894	$ 33,005	$ (3,751)

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Deferred tax assets		
Allowance for loan losses	$ 14,521	$ 14,036
Interest on nonperforming loans	454	952
Accrued expenses	867	587
Excess of cost over fair value of net assets acquired	190	202
Realized impairment on available-for-sale securities	1,873	—
Write-down of foreclosed assets	3,004	480
Other	—	1
	20,909	16,258
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(871)	(171)
FHLB stock dividends	(138)	(138)
Partnership tax credits	(1,287)	(1,774)
Prepaid expenses	(524)	(262)
Unrealized gain on available-for-sale securities	(2,273)	(4,195)
Difference in basis for acquired assets and liabilities	(18,511)	(20,210)
Other	(353)	(527)
	(23,957)	(27,277)
Net deferred tax liability	$ (3,048)	$ (11,019)

Reconciliations of the Company's effective tax rates to the statutory corporate tax rates were as follows:

	2010	2009	2008
Tax at statutory rate	35.0%	35.0%	(35.0)%
Nontaxable interest and dividends	(5.0)	(1.6)	(15.4)
Tax credits	(3.9)	—	—
State taxes	0.8	—	—
Other	0.2	0.3	4.5
	27.1%	33.7%	(45.9)%

With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2007.

Note 16: Disclosures About Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect significant assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down as follows by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The following is a description of inputs and valuation methodologies used for assets recorded at fair value on a recurring basis and recognized in the accompanying balance sheets at December 31, 2010 and 2009, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Investment securities available for sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 1 securities include exchange traded equity securities. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, corporate debt securities, collateralized mortgage obligations, state and municipal bonds and U.S. government agency equity securities. Inputs used for valuing Level 2 securities include observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels and market consensus prepayment speeds, among other things. Additional inputs include indicative values derived from the independent pricing service's proprietary computerized models. There were no Recurring Level 3 securities at both December 31, 2010 and 2009.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy.

		2010 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
U.S. government agencies	$ 3,980	$ —	$ 3,980	$ —
Collateralized mortgage obligations	7,680	—	7,680	—
Mortgage-backed securities	599,211	—	599,211	—
Small Business Administration loan pools	60,914	—	60,914	—
States and political subdivisions	95,617	—	95,617	—
Corporate bonds	21	—	21	—
Equity securities	2,123	630	1,493	—
Mortgage servicing rights	637	—	—	637

	2009			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
U.S. government agencies	$ 15,959	$ —	$ 15,959	$ —
Collateralized mortgage obligations	51,736	—	51,736	—
Mortgage-backed securities	632,174	—	632,174	—
States and political subdivisions	62,487	—	62,487	—
Corporate bonds	57	—	57	—
Equity securities	1,878	476	1,402	—
Mortgage servicing rights	1,132	—	—	1,132

The following is a reconciliation of activity for available-for-sale securities measured at fair value based on significant unobservable (Level 3) information. In 2009, a corporate debt security (pool of bank trust preferred issues) totaling $411,000 was reclassified from Level 3 to Level 2 due to the availability of third-party vendor valuations that were heavily influenced by observable inputs – either quoted prices for similar securities or other inputs which provide a reasonable basis for the fair value determination.

	Investment Securities	Mortgage Servicing Rights
	(In Thousands)	
Balance, January 1, 2009	$ 445	$ 24
Additions	—	67
Amortization		(61)
Servicing rights acquired in FDIC-assisted transactions	—	1,102
Realized loss included in non-interest income	(471)	—
Unrealized loss included in comprehensive income	55	—
Transfer from Level 3 to Level 2	(29)	—
Balance, December 31, 2009	0	1,132
Additions	—	50
Amortization	—	(545)
Balance, December 31, 2010	$ 0	$ 637

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Loans Held for Sale

Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale.

Impaired Loans

A loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered impaired, the amount of reserve required under FASB ASC Topic 310, *Receivables,* (SFAS No. 114) is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations and other relevant factors. In addition, management may apply selling and other discounts to the underlying collateral value to determine the fair value. If an appraised value is not available, the fair value of the impaired loan is determined by an adjusted appraised value including unobservable cash flows.

The Company records impaired loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off for the portion of the loan that exceeds the fair value or establishes a reserve within the allowance for loan losses specific to the loan. Loans for which such charge-offs or reserves have been recorded are shown in the table below (net of reserves).

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy. The foreclosed assets represented in the table below have been re-measured subsequent to their initial transfer to foreclosed assets.

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

	2010			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Loans held for sale	$ 22,499	$ —	$ 22,499	$ —
Impaired loans	80,407	—	—	80,407
Foreclosed assets held for sale	10,360	—	—	10,360

	2009			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Loans held for sale	$ 9,269	$ —	$ 9,269	$ —
Impaired loans	48,750	—	—	48,750
Foreclosed assets held for sale	9,342	—	—	9,342

The following disclosure relates to financial assets for which it is not practicable for the Company to estimate the fair value at December 31, 2010 and 2009.

FDIC Indemnification Asset

As part of the Purchase and Assumption Agreements, the Bank and the FDIC entered into loss sharing agreements. These agreements cover realized losses on loans and foreclosed real estate.

Under the first agreement (TeamBank), the FDIC will reimburse the Bank for 80% of the first $115 million in realized losses. The FDIC will reimburse the Bank 95% on realized losses that exceed $115 million. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. This loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value at the acquisition date (March 20, 2009) was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and the loss sharing percentages. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. This loss sharing asset is also separately measured from the related foreclosed real estate. At December 31, 2010 and 2009, the carrying value of the FDIC indemnification asset was $64.4 million and $94.9 million, respectively. Although this asset is a contractual receivable from the FDIC, there is no effective interest rate. The Bank will collect this asset over the next several years. The amount ultimately collected will depend on the timing and amount of collections and charge-offs on the acquired assets covered by the loss sharing agreement. While this asset was recorded at its estimated fair value at March 20, 2009, it is not practicable to complete a fair value analysis on a quarterly or annual basis. This would involve preparing a fair value analysis of the entire portfolio of loans and foreclosed assets covered by the loss sharing agreement on a quarterly or annual basis in order to estimate the fair value of the FDIC indemnification asset.

Under the second agreement (Vantus Bank), the FDIC will reimburse the Bank for 80% of the first $102 million in realized losses. The FDIC will reimburse the Bank 95% on realized losses that exceed $102 million. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. This loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value at the acquisition date (September 4, 2009) was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and the loss sharing percentages. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. This loss sharing asset is also separately measured from the related foreclosed real estate. At December 31, 2010 and 2009, the carrying value of the FDIC indemnification asset was $36.5 million and $46.6 million, respectively. Although this asset is a contractual receivable from the FDIC, there is no effective interest rate. The Bank will collect this asset over the next several years. The amount ultimately collected will depend on the timing and amount of collections and charge-offs on the acquired assets covered by the loss sharing agreement. While this asset was recorded at its estimated fair value at September 4, 2009, it is not practicable to complete a fair value analysis on a quarterly or annual basis. This would involve preparing a fair value analysis of the entire portfolio of loans and foreclosed assets covered by the loss sharing agreement on a quarterly or annual basis in order to estimate the fair value of the FDIC indemnification asset.

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, *i.e.*, their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trust

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximates their fair value.

Structured Repurchase Agreements

Structured repurchase agreements are collateralized borrowings from a counterparty. In addition to the principal amount owed, the counterparty also determines an amount that would be owed by either party in the event the agreement is terminated prior to maturity by the Company. The fair values of the structured repurchase agreements are estimated based on the amount the Company would be required to pay to terminate the agreement at the balance sheet date.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets				
Cash and cash equivalents	$ 429,971	$ 429,971	$ 444,576	$ 444,576
Available-for-sale securities	769,546	769,546	764,291	764,291
Held-to-maturity securities	1,125	1,300	16,290	16,065
Mortgage loans held for sale	22,499	22,499	9,269	9,269
Loans, net of allowance for loan losses	1,876,887	1,878,345	2,082,125	2,088,103
Accrued interest receivable	12,628	12,628	15,582	15,582
Investment in FHLB stock	11,572	11,572	11,223	11,223
Mortgage servicing rights	637	637	1,132	1,132
Financial liabilities				
Deposits	2,595,893	2,603,440	2,713,961	2,716,841
FHLB advances	153,525	158,052	171,603	177,725
Short-term borrowings	257,958	257,958	336,182	336,182
Structured repurchase agreements	53,142	61,007	53,194	59,092
Subordinated debentures	30,929	30,929	30,929	30,929
Accrued interest payable	3,765	3,765	6,283	6,283
Unrecognized financial instruments (net of contractual value)				
Commitments to originate loans	—	—	—	—
Letters of credit	50	50	42	42
Lines of credit	—	—	—	—

Note 17: Operating Leases

The Company has entered into various operating leases at several of its locations. Some of the leases have renewal options.

At December 31, 2010, future minimum lease payments were as follows (in thousands):

2011	$ 1,202
2012	1,049
2013	750
2014	660
2015	263
Thereafter	857
	$ 4,781

Rental expense was $1,185,000, $1,053,000 and $934,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 18: Interest Rate Swaps

In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. In accordance with FASB ASC Topic 815, *Derivatives and Hedging*, all derivatives are measured and reported at fair value on the Company's consolidated statement of financial condition as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in the fair values. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting under FASB ASC 815 are also reported currently in earnings in noninterest income.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income.

At the inception of the hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness.

In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item and measures and records any ineffectiveness. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

At December 31, 2010 and 2009, the Company had no derivative financial instruments. The net gains recognized in earnings on fair value hedges were $0, $1.2 million and $7.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 19: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2010 and 2009, the Bank had outstanding commitments to originate loans and fund commercial construction loans aggregating approximately $79,004,000 and $26,028,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $15,758,000 and $3,340,000 at December 31, 2010 and 2009, respectively.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $16,718,000 and $16,194,000 at December 31, 2010 and 2009, respectively, with $12,970,000 and $12,037,000, respectively, of the letters of credit having terms up to five years. The remaining $3,748,000 and $4,157,000 at December 31, 2010 and 2009, respectively, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond Issue.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2010, the Bank had granted unused lines of credit to borrowers aggregating approximately $102,116,000 and $61,199,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2009, the Bank had granted unused lines of credit to borrowers aggregating approximately $86,902,000 and $44,768,000 for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri, the greater Kansas City, Missouri, area and the western and central portions of Iowa. Although the Bank has a diversified portfolio, loans aggregating approximately $191,410,000 and $206,989,000 at December 31, 2010 and 2009, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area. Residential mortgages account for approximately $68,657,000 and $77,827,000 of this total at December 31, 2010 and 2009, respectively.

In addition, loans aggregating approximately $210,062,000 and $230,698,000 at December 31, 2010 and 2009, respectively, are secured by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis, Missouri, area.

Note 20: Additional Cash Flow Information

	2010	2009	2008
		(In Thousands)	
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$71,347	$39,767	$31,600
Sale and financing of foreclosed assets	$20,523	$15,317	$7,268
Conversion of foreclosed assets to premises and equipment	—	$100	—
Dividends declared but not paid	$2,849	$2,800	$2,618
Additional Cash Payment Information			
Interest paid	$50,368	$69,547	$70,155
Income taxes paid	$17,595	$3,165	$4,590
Income taxes refunded	$25	$3,389	$172

Note 21: Employee Benefits

The Company participates in a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan will continue to accrue benefits. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for the years ended December 31, 2010, 2009 and 2008, were approximately $835,000, $719,000 and $1.2 million, respectively. As a member of a multiemployer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

The Company has a defined contribution retirement plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 4% of the employee's compensation, and also matches 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for the years ended December 31, 2010, 2009 and 2008, were approximately $1.0 million, $759,000 and $673,000, respectively.

Note 22: Stock Option Plan

The Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 2,464,992 (adjusted for stock splits) shares of common stock. This plan has expired; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2010, there were no options outstanding under this plan.

The Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,600,000 (adjusted for stock splits) shares of common stock. Upon stockholders' approval of the 2003 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan was frozen; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2010, there were 58,024 options outstanding under this plan.

The Company established the 2003 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,196,448 (adjusted for stock splits) shares of common stock. At December 31, 2010, there were 685,772 options outstanding under the plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2008	627,658	670,293	$ 24.423
Granted	(72,030)	72,030	8.516
Exercised	—	(1,972)	(13.233)
Forfeited from terminated plan(s)	—	(9,394)	(16.229)
Forfeited from current plan(s)	30,560	(30,560)	(26.794)
Balance, December 31, 2008	586,188	700,397	23.003
Granted	(72,425)	72,425	21.367
Exercised	—	(25,434)	14.066
Forfeited from terminated plan(s)	—	(6,455)	11.910
Forfeited from current plan(s)	10,747	(10,747)	25.397
Balance, December 31, 2009	524,510	730,186	23.215
Granted	(88,190)	88,190	22.105
Exercised	—	(47,597)	14.088
Forfeited from terminated plan(s)	—	(850)	7.785
Forfeited from current plan(s)	26,133	(26,133)	25.916
Balance, December 31, 2010	462,453	743,796	$ 23.592

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of years two, three, four and five from the grant date. As provided for under FASB ASC Topic 718, the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, Topic 718 requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. Because the historical forfeitures of its share-based awards have not been material, the Company has not adjusted for forfeitures in its share-based compensation expensed under Topic 718.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2010	December 31, 2009	December 31, 2008
Expected dividends per share	$0.72	$0.72	$0.72
Risk-free interest rate	1.52%	2.19%	2.05%
Expected life of options	5 years	5 years	5 years
Expected volatility	37.69%	69.16%	46.93%
Weighted average fair value of options granted during year	$5.60	$9.90	$1.72

Expected volatilities are based on the historical volatility of the Company's stock, based on the monthly closing stock price. The expected term of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. The risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2010.

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2010	730,186	$23.215	5.75
Granted	88,190	22.105	—
Exercised	(47,597)	14.088	—
Forfeited	(26,983)	25.346	—
Options outstanding, December 31, 2010	743,796	23.592	5.59
Options exercisable, December 31, 2010	477,236	25.299	3.98

For the years ended December 31, 2010, 2009 and 2008, options granted were 88,190, 72,425 and 72,030, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2010, 2009 and 2008, was $388,000, $196,000 and $7,000, respectively. Cash received from the exercise of options for the years ended December 31, 2010, 2009 and 2008, was $671,000, $358,000 and $26,000, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $309,000, $183,000 and $182 for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2010.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2010	253,603	$20.624	$5.951
Granted	88,190	22.105	5.601
Vested this period	(63,237)	23.129	5.185
Nonvested options forfeited	(11,996)	20.395	5.670
Nonvested options, December 31, 2010	266,560	20.535	6.029

At December 31, 2010, there was $1.4 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2015, with the majority of this expense recognized in 2011 and 2012.

The following table further summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.688 to $12.898	85,472	5.97 years	$9.64	36,427	$11.24
$18.188 to $25.000	325,790	5.91 years	$20.96	167,007	$20.14
$25.480 to $36.390	332,534	5.19 years	$29.76	273,802	$30.32
	743,796	5.59 years	$23.59	477,236	$25.30

Note 23: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Estimates used in valuing acquired loans, loss sharing agreements and FDIC indemnification assets and in continuing to monitor related cash flows of acquired loans are discussed in *Note 5*. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Other significant estimates not discussed in those footnotes include valuations of foreclosed assets held for sale. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially in the near term from the carrying value reflected in these financial statements.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 24: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)					
As of December 31, 2010						
Total risk-based capital						
Great Southern Bancorp, Inc.	$348,825	18.0%	≥$154,666	≥ 8.0%	N/A	N/A
Great Southern Bank	$305,976	15.8%	≥$154,515	≥ 8.0%	≥ $193,144	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$324,445	16.8%	≥$77,333	≥ 4.0%	N/A	N/A
Great Southern Bank	$281,619	14.6%	≥$77,257	≥ 4.0%	≥ $115,886	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$324,445	9.5%	≥$136,120	≥ 4.0%	N/A	N/A
Great Southern Bank	$281,619	8.3%	≥$135,985	≥ 4.0%	≥ $169,982	≥ 5.0%
As of December 31, 2009						
Total risk-based capital						
Great Southern Bancorp, Inc.	$337,361	16.3%	≥$166,021	≥ 8.0%	N/A	N/A
Great Southern Bank	$293,840	14.2%	≥$165,815	≥ 8.0%	≥ $207,268	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$311,245	15.0%	≥$83,010	≥ 4.0%	N/A	N/A
Great Southern Bank	$267,756	12.9%	≥$82,907	≥ 4.0%	≥ $124,361	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$311,245	8.6%	≥$145,297	≥ 4.0%	N/A	N/A
Great Southern Bank	$267,756	7.4%	≥$145,680	≥ 4.0%	≥ $182,101	≥ 5.0%

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2010 and 2009, the Company and the Bank exceeded their minimum capital requirements. The entities may not pay dividends which would reduce capital below the minimum requirements shown above.

Note 25: Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. After reviewing pending and threatened litigation with counsel, management believes at this time that, except as noted below, the outcome of such litigation will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict at this time whether the outcome or such actions may or may not have a material adverse effect on the results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

On November 22, 2010, a suit was filed against the Bank in Missouri state court in Springfield by a customer alleging that the fees associated with the Bank's automated overdraft program in connection with its debit card and ATM cards constitute unlawful interest in violation of Missouri's usury laws. The suit seeks class-action status for Bank customers who have paid overdraft fees on their checking accounts. The Bank has filed a motion to dismiss the suit. At this early stage of the litigation, it is not possible for management of the Bank to determine the probability of a material adverse outcome or reasonably estimate the amount of any potential loss.

Note 26: Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2010, 2009 and 2008:

	2010 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$39,754	$39,612	$41,535	$52,290
Interest expense	13,183	12,488	11,341	10,838
Provision for loan losses	5,500	12,000	10,800	7,330
Net realized gains (losses) and impairment on available-for-sale securities	—	3,465	5,441	(119)
Noninterest income	8,997	14,139	12,232	(3,416)
Noninterest expense	22,143	20,808	22,602	23,351
Provision for income taxes	2,387	2,631	2,862	1,014
Net income	5,538	5,824	6,162	6,341
Net income available to common shareholders	4,699	4,976	5,305	5,482
Earnings per common share – diluted	0.34	0.35	0.38	0.39

	2009 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$34,300	$39,971	$39,736	$41,861
Interest expense	16,770	18,442	15,911	15,482
Provision for loan losses	5,000	6,800	16,500	7,500
Net realized gains (losses) and impairment on available-for-sale securities	(3,985)	176	1,966	322
Noninterest income	47,546	9,333	56,755	9,150
Noninterest expense	14,655	20,008	22,657	20,875
Provision for income taxes	16,246	897	13,988	1,874
Net income	29,175	3,157	27,435	5,280
Net income available to common shareholders	28,351	2,316	26,584	4,443
Earnings per common share – diluted	2.10	0.17	1.90	0.32

	2008 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$38,340	$35,664	$35,024	$35,786
Interest expense	20,497	17,533	16,657	18,544
Provision for loan losses	37,750	4,950	4,500	5,000
Net realized gains (losses) and impairment on available-for-sale securities	6	1	(5,293)	(2,056)
Noninterest income	10,182	9,864	1,789	6,309
Noninterest expense	14,116	13,557	14,650	13,383
Provision (credit) for income taxes	(8,688)	3,156	182	1,599
Net income (loss)	(15,153)	6,332	824	3,569
Net income (loss) available to common shareholders	(15,153)	6,332	824	3,327
Earnings (loss) per common share – diluted	(1.13)	.47	.06	.25

Note 27: Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2010 and 2009, and statements of operations and cash flows for the years ended December 31, 2010, 2009 and 2008, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 44,442	$ 44,818
Available-for-sale securities	2,123	1,878
Investment in subsidiary bank	290,603	285,092
Income taxes receivable	44	45
Prepaid expenses and other assets	1,149	1,168
	$ 338,361	$ 333,001
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 3,111	$ 2,988
Deferred income taxes	312	176
Subordinated debentures issued to capital trust	30,929	30,929
Preferred stock	56,480	56,017
Common stock	134	134
Common stock warrants	2,452	2,452
Additional paid-in capital	20,701	20,180
Retained earnings	220,021	208,625
Unrealized gain on available-for-sale securities, net	4,221	11,500
	$ 338,361	$ 333,001

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

	2010	2009	2008
		(In Thousands)	
Statements of Operations			
Income			
Dividends from subsidiary bank	$ 12,000	$ 11,750	$ 40,000
Interest and dividend income	16	34	114
Net realized gains on sales of available-for-sale securities	15	—	—
Net realized losses on impairments of available-for-sale securities	—	(533)	(1,718)
Other income (loss)	(11)	(4)	145
	12,020	11,247	38,541
Expense			
Provision for loan losses	—	—	29,579
Operating expenses	1,121	972	1,091
Interest expense	578	773	1,462
	1,699	1,745	32,132
Income before income tax and equity in undistributed earnings of subsidiaries	10,321	9,502	6,409
Credit for income taxes	(502)	(601)	(11,716)
Income before equity in earnings of subsidiaries	10,823	10,103	18,125
Equity in undistributed earnings of subsidiaries	13,042	54,944	(22,553)
Net income (loss)	$ 23,865	$ 65,047	$ (4,428)

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

	2010	2009	2008
		(In Thousands)	
Statements of Cash Flows			
Operating Activities			
Net income (loss)	$ 23,865	$ 65,047	$ (4,428)
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	(13,042)	(54,944)	22,553
Depreciation	—	1	7
Provision for loan losses	—	—	29,579
Compensation expense for stock option grants	461	337	468
Net realized gains on sale of fixed assets	—	(5)	(151)
Net realized losses on impairments of available-for-sale securities	—	533	1,718
Net realized (gains) losses on other investments	(5)	9	8
Changes in			
Prepaid expenses and other assets	8	(10)	5
Accounts payable and accrued expenses	75	(212)	(134)
Income taxes	1	611	(565)
Net cash provided by operating activities	11,363	11,367	49,060
Investing Activities			
Investment in subsidiaries	—	(15,000)	(10,500)
Return of principal - other investments	—	10	—
Purchase of fixed assets	—	—	(34)
Proceeds from sale of available-for-sale securities	158	—	—
Proceeds from sale of fixed assets	—	16	300
Purchase of loans	—	—	(30,000)
Net change in loans	—	—	421
Purchase of available-for-sale securities	—	(500)	(620)
Net cash provided by (used in) investing activities	158	(15,474)	(40,433)
Financing Activities			
Proceeds from issuance of preferred stock and related common stock warrants	—	—	58,000
Dividends paid	(12,567)	(12,376)	(9,637)
Stock options exercised	670	358	26
Company stock purchased	—	—	(408)
Net cash provided by (used in) financing activities	(11,897)	(12,018)	47,981
Increase (Decrease) in Cash	(376)	(16,125)	56,608
Cash, Beginning of Year	44,818	60,943	4,335
Cash, End of Year	$ 44,442	$ 44,818	$ 60,943
Additional Cash Payment Information			
Interest paid	$577	$937	$1,559

Note 28: Preferred Stock and Common Stock Warrant

On December 5, 2008, as part of the Troubled Asset Relief Program (TARP) Capital Purchase Program of the United States Department of the Treasury (Treasury), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with Treasury, pursuant to which the Company (i) sold to Treasury 58,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $58.0 million in cash and (ii) issued to Treasury a ten-year warrant (the "Warrant") to purchase 909,091 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price of $9.57 per share.

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum for the first five years, and 9% per annum thereafter. Subject to Treasury's consultation with the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable at the option of the Company in whole or in part at a redemption price of 100% of the liquidation preference amount plus any accrued and unpaid dividends.

The exercise price of and number of shares of Common Stock underlying the Warrant are subject to customary anti-dilution adjustments. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued to it upon exercise of the Warrant. Upon redemption of the Series A Preferred Stock, the warrant may be repurchased by the Company from Treasury at its fair market value as agreed-upon by the Company and Treasury.

The securities purchase agreement between the Company and Treasury provides that prior to the earlier of (i) December 5, 2011, and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by the Company or transferred by Treasury to third parties, the Company may not, without the consent of Treasury, (a) pay a cash dividend on the Company's common stock of more than $0.18 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of the Company's common stock or preferred stock, other than the Series A Preferred Stock, or trust preferred securities. In addition, under the terms of the Series A Preferred Stock, the Company may not pay dividends on its common stock unless it is current in its dividend payments on the Series A Preferred Stock.

The proceeds from the TARP Capital Purchase Program were allocated between the Series A Preferred Stock and the Warrant based on relative fair value, which resulted in an initial carrying value of $55.5 million for the Series A Preferred Shares and $2.5 million for the Warrant. The resulting discount to the Series A Preferred Shares of $2.5 million will accrete on a level-yield basis over five years ending December 2013 and is being recognized as additional preferred stock dividends. The fair value assigned to the Series A Preferred Shares was estimated using a discounted cash flow model. The discount rate used in the model was based on yields on comparable publicly traded perpetual preferred stocks. The fair value assigned to the warrant was based on a Black Scholes option-pricing model using several inputs, including risk-free rate, expected stock price volatility and expected dividend yield.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the Purchase Agreement, the Company subsequently registered the Series A Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant under the Securities Act.

A PLACE OF STRENGTH



IOWA
NEBRASKA
MISSOURI
KANSAS
ARKANSAS
LE MARS
SIOUX CITY
SOUTH SIOUX CITY
ONAWA
FORT CALHOUN
BELLEVUE
JOHNSTON
ANKENY
NEWTON
WEST DES MOINES
MONROE
PRAIRIE VILLAGE
DE SOTO
LEE'S SUMMIT
OLATHE
OVERLAND PARK
SPRING HILL
OTTAWA
PAOLA
OSAWATOMIE
COLUMBIA
ST. CHARLES
CREVE COEUR
CLAYTON
DES PERES
OSAGE BEACH
CLIMAX SPRINGS
GREENVIEW
CAMDENTON
IOLA
NEVADA
STOCKTON
BUFFALO
LEBANON
LAMAR
PARSONS
SPRINGFIELD
JOPLIN
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CABOOL
AURORA
NIXA
OZARK
AVA
NEOSHO
KIMBERLING CITY
FORSYTH
BRANSON
WEST PLAINS
THAYER
ROGERS





Great Southern Bancorp, Inc.

www.GreatSouthernBank.com